

10012037


Leap Frog

2009 Annual Report





Learning Path

LeapFrog® Learning Path and Product Portfolio Strategy

The Learning Path combines LeapFrog's proprietary curriculum and technology with the power of the web to bring new levels of engagement, customization, and personalization to LeapFrog products. The Learning Path builds direct one-to-one relationships with parents by empowering them with personalized feedback about their children's learning progress and by suggesting specific LeapFrog products that will further develop their children's skills—helping children to graduate through LeapFrog's product line and benefit from a broad content portfolio. The Learning Path has customizable online and downloadable content that engages children and provides them with richer interactive learning experiences.

Learning Path Strategy



1 It starts with a product...
2 Play and learn anywhere, anytime
3 Connect, customize and play*
LeapWorld
4 Personalized learning feedback
5 Product recommendations just for you
4 New Books, 4 New Adventures!
Tag
6 Product graduation
Leapster
Learning Path

Product Portfolio Strategy



Brand Introduction
Product Graduation
Brand Loyalty
6+ months
2-4 years
4-8 years
4-8 years
Learning Toys
Interactive Reading
Educational Gaming

*LeapWorld™ online gaming site is currently in a beta test with some Leapster2 owners and will be available for Leapster2, Leapster Explorer™ and Tag™ in 2010.





Dear Fellow Shareholders:

Despite the challenging macroeconomic environment, we set high goals for LeapFrog in 2009...to build our brand equity, grow our share in the Electronic Learning Toys category, dramatically reduce retail inventory levels, achieve break-even earnings, and improve our products to drive earnings in 2010.

Against the goals and environment described above, our results in 2009 were excellent. We achieved four percent growth in retail point-of-sale (sales by retailers to consumers) dollars compared to a one percent decline for the toy industry.[1] Our share of the Electronic Learning Toys category was up four points to 44 percent.[2] Retail inventories ended the year in healthy shape across the board and were 29 percent lower than the prior year. We achieved near-breakeven net income with a net loss of just $2.7 million, an improvement of $66 million year-over-year, and very importantly our non-GAAP net income before stock-based compensation rose to $8 million, up from a non-GAAP net loss before stock-based compensation of $57 million in 2008.[3] This great performance was due to strong execution at retail, dramatically reduced expenses, and benefits from the Learning Path. Importantly, we want to also applaud an outstanding performance contributed by the LeapFrog employee team.

Strong Execution at Retail

In 2009, we increased consumer sales by offering a strong product portfolio with a broader assortment of prices (and lower prices where necessary), increasing our overall retail shelf space, and implementing new forecasting systems and processes to better align channel inventory with retail point-of-sale. We maintained a strong presence at our largest retailers, while increasing our focus on sales through online retailers, department stores, and electronics stores. The result was that we grew retail point-of-sale, expanded and gained share in the Electronic Learning Toys category, and significantly improved our brand metrics.

Dramatically Reduced Expenses

We reinvented our cost structure in 2009 by improving operational systems and processes, focusing on fewer but more strategic projects, making further reductions in general and administrative costs, and reducing marketing expenses due to the marketing benefits of our LeapFrog® Learning Path system. As a result, gross margin improved by two points, operating expenses declined more than 30 percent, and we strengthened our financial position.

Benefits from the LeapFrog® Learning Path

In 2009, we began to leverage our Learning Path system and deliver personalized product suggestions to our connected customers. We now have three million connected customers in our Learning Path system, up from one million a year ago. During 2009, we delivered 300 million personalized marketing impressions to our customers, which contributed to our strong point-of-sale performance and benefitted both retailers and LeapFrog. While direct sales through leapfrog.com increased 18 percent in 2009, the Learning Path also drove traffic to retail stores with nearly 200,000 retail transactions tracked to the Learning Path.

The Learning Path also helped LeapFrog build brand awareness and improve brand perception. More than 50 percent of people we surveyed said that the Learning Path increased their perception of LeapFrog. Based on our survey data, more than half of Tag™ Reading System owners bought a LeapFrog product based on a recommendation from the Learning Path or from a LeapFrog email, and the majority of those purchases were made at retail.

[1] Please see Retail Point-of-Sale Dollars below for an explanation of this operating metric. Estimates for the overall toy industry are based on information provided by The NPD Group, Inc.

[2] Based on data provided by The NPD Group, Inc.

[3] Non-GAAP net income before stock-based compensation is a non-GAAP financial measure. Please see "Use of Non-GAAP Financial Information" below and the attached reconciliation schedule for more information about these measures.

2010 and Beyond

We enter 2010 poised for growth—our product portfolio is excellent, we will launch important innovations in our platforms and content, the Learning Path connected strategy is already showing results, our cost structure is dramatically improved, and retail inventories are lean. We believe that we are at the turning point for strong sales growth and profitability in 2010.

Interactive Reading—New forms of content will be released for Tag™ and Tag™ Junior. Content will expand beyond traditional books to include maps of the world and the United States. New types of books will be introduced, including game and puzzle books. We also expect to offer online books, available through LeapWorld and as downloadable content. Both Tag and Tag Junior are being redesigned to make them easier to use and will offer a new enhanced-appeal look, including some versions that will resemble popular characters.

Mobile Learning—We will launch a powerful new mobile learning system that will transform our "Educational Gaming" business into a business that allows kids to play and learn with the first handheld mobile computer for kids ... called Leapster Explorer™. With its Linux-based operating system, it will be about five times more powerful than the current Leapster2. It will also have a touch screen, offer video, and serve both as a game system and a children's e-Book platform. With this more powerful mobile learning product, we will offer much richer content including Globe: Earth Adventures which will allow children to explore the world and learn about places, cultures, and topics far beyond the ABCs and 1-2-3's of traditional learning products. Leapster Explorer will be fully integrated with our innovative, online LeapWorld™ playground and serve as a marketplace where children can acquire new features and applications with points earned during offline and online play. We believe this transformation of our business from educational gaming into mobile learning ... individual learning across a vast array of subjects, available anytime, anywhere ... will grow our business from its traditional boundaries just as mobile computing for "grown-ups" has transformed the computer industry.

Learning Toys—Building on the success of My Pal Scout, we will introduce our second connected learning toy, My Own Leaptop™, which will be a play computer that can be personalized with a child's name and receive "emails" from family and friends. New role-play toys will be introduced, such as Fix & Learn Speedy, LeapFrog's first ever car role-play product. Popular toy lines such as Learn & Groove® and Fridge Phonics® have also been updated. New toys appropriate for drug store chains will be introduced and serve to extend the LeapFrog® brand into new channels.

LeapWorld—We will roll out LeapWorld beyond Leapster2 to Tag and Leapster Explorer. LeapWorld is a safe, online learning world for kids age four to nine. In LeapWorld, kids play and learn with online games that reinforce core literacy and math skills as well as introduce new subjects like science, language skills, and social studies. LeapWorld is different from other online play experiences in that it is tightly integrated with LeapFrog's family of products.

LeapFrog Learning Path—We expect the number of connected customers to expand from three million today to between six and seven million in a year.

Retail Distribution—In 2010, we will expand our sales distribution with current and new retail partners, including bookstores. Online distribution of our products will also continue to increase, both on leapfrog.com and on our many retail partners' websites.

As we look ahead, we are enthused about our many opportunities in 2010 and beyond. There are many new and exciting products in development for 2011 and 2012; we have an innovative and strong product pipeline that will dramatically enhance the way children learn and play. Today our products offer a personalized learning journey; tomorrow they will offer a personal learning adventure. Learning is going to expand beyond the ABCs and 1-2-3's to include a vast array of subjects such as science, geo-literacy, languages, and social studies. Platforms will transform from educational gaming to mobile learning, where learning can happen anywhere, anytime. Our products will offer rich online play and learning experiences that seamlessly integrate with offline products. Content will translate across platforms, from books to e-Books to gaming systems to mobile learning systems to online. Through LeapWorld and the Learning Path, we will create a marketplace where we market and manage the delivery of content and applications for our devices. We are developing a real ecosystem with a real community. The market trend is toward the online world, and we are already there.

With all this innovation in the pipeline, multiple strong product franchises, a connected strategy that is driving customer engagement and loyalty, state-of-the-art operational systems, a dramatically lower cost structure, and a proven team, we are well positioned for future growth and cash flow.

We'd like to conclude by thanking our customers, employees, business partners, and fellow stockholders for their continued commitment and support of LeapFrog.

Sincerely,





Jeffrey G. Katz
Executive Chairman

William B. Chiasson
Chief Executive Officer and President

April 21, 2010

This letter to stockholders contains forward-looking statements, including statements about future financial results, anticipated product launches, and the anticipated effects of current strategies on our business. Please see the special note on forward-looking statements on page i of the enclosed LeapFrog Enterprises, Inc. 2009 Annual Report on Form 10-K.

LEAPFROG, the LeapFrog logo, the LeapFrog Learning Path logo, LEAPWORLD, the LeapWorld logo, TAG, the Tag logo, the Tag Junior logo, LEAPSTER, the Leapster2 logo, LEAPSTER EXPLORER, the Leapster Explorer logo, LEAPLET, MY OWN LEAPTOP, LEARN & GROOVE, FRIDGE PHONICS and SEE THE LEARNING are some of the trademarks or registered trademarks of LeapFrog Enterprises, Inc. This letter contains these and other trademarks and service marks of LeapFrog Enterprises, Inc.

Description of Retail Point-of-Sale Dollars

Retail point-of-sale, or POS, dollars is a non-audited operating metric that represents a measure of U.S. retailers' sales of LeapFrog products to consumers. Retail point-of-sale dollars differs significantly from LeapFrog's reported net sales, which reflect all products sold by LeapFrog to its retailer customers in all markets and also includes other sources of revenue. The point-of-sale data is provided to LeapFrog by retailers. LeapFrog believes this represents approximately 95% of our U.S. retailers' dollar sales of LeapFrog products to consumers based on historical shipments by us to such retailers. LeapFrog management uses point-of-sale data to evaluate the retail channel sales environment and develop net sales forecasts. Results for full year retail point-of-sale dollars are for the 52-weeks ended January 2, 2010 and the 52-weeks ended January 3, 2009.

Use of Non-GAAP Financial Information

This letter contains a non-GAAP financial measure: non-GAAP net income (loss). The table in the reconciliation schedule below reconciles this non-GAAP financial measure to the most directly comparable financial measure prepared in accordance with accounting principles generally accepted in the United States. Non-GAAP financial measures should not be considered as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Non-GAAP financial measures do not reflect a comprehensive system of accounting, and they differ from GAAP measures with similar names and from non-GAAP financial measures with the same or similar names that are used by other companies. We strongly urge investors and potential investors in our securities to review the reconciliation of non-GAAP net income (loss) to the comparable GAAP financial measure of net income (loss) that is included in this letter and in our consolidated financial statements, including the notes thereto, and the other financial information contained in our periodic filings with the SEC, and not to rely on any single financial measure to evaluate our business. We believe that this non-GAAP financial measure provides useful information to investors because it allows investors to view our financial performance using a measure that we use internally to assess our business and provides meaningful supplemental information regarding our operating results because it excludes amounts that we exclude as we monitor our financial results and assess the performance of the business. Non-GAAP net income (loss) represents net income (loss) plus stock-based compensation expense. Below is a reconciliation of non-GAAP net income to the most directly comparable GAAP measure: net income (loss).

Supplemental Disclosure Regarding Non-GAAP Financial Information
Reconciliation of GAAP Net Income (Loss) to Non-GAAP Net Income (Loss)
(In thousands, except per share data)
(Unaudited)

	Twelve Months Ended December 31,	
	2009	2008
Net income (loss) - GAAP	$(2,688)	$(68,354)
Stock-based compensation	10,696	11,109
Non-GAAP net income (loss)	$8,008	$(57,245)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-31396

LeapFrog Enterprises, Inc.



Leap
Frog

(Exact name of registrant as specified in its charter)

DELAWARE **(State of incorporation)**	**95-4652013** **(I.R.S. Employer Identification No.)**
6401 Hollis Street, Emeryville, California **(Address of principal executive offices)**	**94608-1089** **(Zip code)**

510-420-5000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," and "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the registrant as of June 30, 2009 calculated using the closing market price as of that day, was approximately $83.3 million. Shares of common stock held by each current executive officer and director and by each person who is known by the registrant to own 5% or more of the outstanding voting power of the registrant's common stock have been excluded from this computation in that such persons may be deemed to be affiliates of the registrant. Share ownership information of certain persons known by the registrant to own greater than 5% of the outstanding voting power of the registrant's common stock for purposes of the preceding calculation is based solely on information on Schedule 13G filed with the Commission and is as of June 30, 2009. This determination of affiliate status is not a conclusive determination for other purposes.

The number of shares of Class A common stock and Class B common stock, outstanding as of February 19, 2010, was 36,915,547 and 27,140,794, respectively.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference in Part III of this report on Form 10-K portions of its definitive Proxy Statement for the 2010 Annual Meeting of Stockholders, to be filed with the Commission.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This report on Form 10-K, including the sections entitled "Item 1—Business," "Item 1A—Risk Factors," and "Item 7—Management's Discussion and Analysis of Financial Condition and Result of Operations," contains forward-looking statements, including statements regarding, the effects of global economic conditions on our business, our expectations for sales trends, margins, profitability, liquidity, expenses, inventory or cash balances, capital expenditures, cash flows, or other measures of financial performance in future periods, future products and services we may offer, anticipated competitive benefits of our strategy or of current or future products or services, and the effects of strategic actions on future financial performance. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or the timing of events to differ materially from those expressed or implied by such forward-looking statements. These risks and other factors include those listed under "Risk Factors" in Item 1A of this Form 10-K and those found elsewhere in this Form 10-K. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, achievements or the timing of any events. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

SPECIAL NOTE ON FISCAL PERIOD DATES

This report on Form 10-K presents information regarding LeapFrog's performance during the fiscal years ended December 31, 2005, through the fiscal year ended December 31, 2009, as well as future financial obligations for the fiscal years ending December 31, 2010 through the fiscal year ending December 31, 2017. At the beginning of each Part of this report, and in all Tables, we remind the reader that our fiscal year ends December 31. Otherwise, we refer to each fiscal year as the year, for example: "2009" refers to the fiscal year ended December 31, 2009.

SPECIAL NOTE ON FINANCIALS

Unless otherwise noted all financial information is presented in thousands except for per share data and percentages.

TRADEMARKS AND SERVICE MARKS

ALPHABET PAL, CLICKSTART, the ClickStart logo, COUNTING CANDLES, CRAMMER, DIDJ, Didj (stylized), the Didj logos, FLY, the Fly logo, FLY FUSION, the Fly Fusion logo, FRIDGE PHONICS, FRIDGE FARM, LEAP, LEAPFROG, the LeapFrog logos, the LeapFrog Connect logo, the LeapFrog Learning Path logo, the LeapFrog School logo, LEAPPAD, LEAPSTER, the Leapster2 logo, LEAPTRACK, LEAPWORLD, the LeapWorld logo, LEARN & GROOVE, LEARNING FRIEND, LEARNING FRIEND TAD, LITTLE LEAPS, LITTLETOUCH, ODYSSEY, SEE THE LEARNING, TAG, the Tag logo, the Tag Junior logo, the Tag School logo, and WORD WHAMMER are some of our trademarks or service marks. This report on Form 10-K also includes other trademarks and service marks, as well as trade dress and trade names of ours. Other trademarks in this report on Form 10-K are the property of their respective owners.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

LeapFrog ("LeapFrog" or "we"), founded in 1995 and incorporated in 1997 in the State of Delaware, designs, develops and markets a family of innovative technology-based learning platforms and related proprietary content for infants through age twelve, both at home and in schools around the world. Our product portfolio consists of standalone learning toys, interactive reading systems, educational gaming systems, and software-based book and game content. LeapFrog has developed a number of learning platforms, including the Leapster Learning Game System and Tag and Tag Junior Reading Systems that support a broad library of software titles. These and other of our products are part of our proprietary online Learning Path, which provides parents with personalized learning feedback and children with richer interactive learning experiences. We have created more than 340 interactive software titles, covering subjects such as phonics, reading, writing, and math. Our products are available in four languages and are sold globally through retailers, distributors, directly to consumers via the leapfrog.com web-store, and directly to schools. Our mission at LeapFrog is to inspire children with a lifelong love of learning and reading and to empower parents with personalized tools that will help them advance their children's learning progress.

Since April 2004 we have been a majority-owned subsidiary of Mollusk Holdings, LLC ("Mollusk"), an entity controlled by Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation. LeapFrog is headquartered in Emeryville, California.

Business Overview

During the second half of 2008, the effects of a nearly unprecedented meltdown in the global economy began to accelerate. Consumer product companies were severely affected due to weaker consumer spending, particularly with respect to discretionary items. The prevailing adverse macroeconomic conditions continued to deteriorate into December of 2008. With 2008 holiday sales significantly below expectations, many retailers were left with a substantial inventory overhang heading into 2009.

High retailer inventory levels adversely impacted our 2009 net sales, particularly during the first three quarters, which, for our products, were 40% lower than the same period of 2008. Retailers generally responded to the economic crisis by reducing inventory levels and also delaying orders to more closely match the timing of their forecasted sell-through. Consumers also became increasingly price conscious purchasing a higher proportion of our lower priced or discounted items than in past years.

We employed several strategies in 2009 designed to respond to these trends including increased use of discount and promotion programs, tight inventory production management, the launch of several lower priced products and heightened focus on reducing our cost structure.

We closely managed our inventory production throughout 2009 in response to delayed retailer orders and to avoid over production. Closer production management, combined with a modestly stronger than forecasted retail environment during the fourth quarter, resulted in some items being out of stock during the holiday season. We ended 2009 with our lowest reported year-end inventory level since becoming a publicly traded company.

We launched our attractively priced Scout line of toys and discounted several products throughout 2009 in response to the shift in consumer preference toward lower priced items. Our learning toy business grew to 33% of total net sales for the year ended December 31, 2009, up from 26% for the same period of 2008.

As a result of our increased use of promotion and discounting programs, retail inventory levels were brought down to appropriate levels during the third quarter of 2009. However, these programs had a detrimental effect on our gross margin, which declined three percentage points through the first three quarters of 2009 as compared to the same period of 2008.

Our 2009 operating expenses were reduced by 31% as a result of our heightened expense control. Headcount reductions occurred across all levels and business segments, resulting in a 14% reduction in fulltime employees during 2009. Advertising expenses declined 42% for the year as we leveraged less costly alternatives, such as direct-to-consumer marketing programs through the LeapFrog Learning Path, instead of traditional marketing programs.

The results for the fourth quarter of 2009 reflect dramatic improvements: net sales and gross profit improved by 37% and 73%, respectively, over the same period of 2008. Loss from operations and net income improved 172% and 165%, respectively, in 2009 resulting in a return to profitability for not only the fourth quarter of 2009, but also for the second half of 2009. We believe the stronger results validate that the strategies we put in place in response to the economic crisis were on point and successfully executed.

Business Segments and Operations

We organize, operate and assess our business in two primary operating segments: United States and International. Historically, we operated a School segment that sold products tailored for the United States educational market directly to schools, teacher supply stores and through catalogs and websites aimed at educators. During 2008, we significantly reduced our direct marketing to the educational channel, reduced headcount and direct facilities expenses accordingly, and transferred responsibility for this sales channel to the former U.S Consumer operating segment. This modification is consistent with how the chief operating decision maker reviews performance, allocates resources and manages the business. Accordingly, we have consolidated and reclassified the results of the operating segments formerly known as the U.S. Consumer and School segments into the United States segment for the fiscal years ended December 31, 2009, 2008 and 2007. See Note 19—*"Segment Reporting"* in our Consolidated Financial Statements included in this Form 10-K for certain detailed information on our segments and their financial results for the fiscal years ended December 31, 2009, 2008 and 2007. The information included throughout this Form 10-K reflects the reclassification of prior period segment information to conform to the presentation of the current period.

Overview of Business Segments

The operations of our business segments are described below.

- ***United States:*** The United States segment is responsible for the development, design, marketing and sales of our products, primarily through retail channels and through our website in the United States. We market and sell our products directly to national and regional mass-market and specialty retailers and other retail stores, distributors, and directly through sales representatives. We also sell our products through our online store and other Internet-based channels. The United States segment represented approximately 81%, 79% and 77% of LeapFrog's consolidated net sales in 2009, 2008 and 2007, respectively. The vast majority of this segment's sales are to a few large retailers. Sales invoiced to Wal-Mart, Toys "R" Us and Target in aggregate accounted for approximately 65%, 69% and 64% of the segment's gross sales in 2009, 2008 and 2007, respectively. Each of these customers accounted for more than 10% of our consolidated and United States segment's gross sales in each of 2009, 2008 and 2007. Accordingly, the loss of any of these three customers would have a material adverse effect on our business.
- ***International:*** The International segment is responsible for the localization, marketing and sales of our products originally developed for the United States, sold primarily in retail channels outside of the United States. We market and sell our products to retailers outside the United States primarily through various distribution arrangements. We have sales offices in Canada, France, Mexico and the United Kingdom, or U.K. We also maintain various distribution and marketing arrangements in countries such as Australia, Japan, Germany and Korea, among others. Our International segment represented approximately 19%, 21% and 23% of our consolidated net sales in 2009, 2008 and 2007, respectively. No single country represented 10% or more of LeapFrog's consolidated net sales in any of the three

years. In 2009 and 2008, Toys "R" Us and Wal-Mart accounted for 13% and 12%, and 10% and 13% respectively of our International segment's gross sales. No single customer accounted for 10% or more of our International segment's gross sales in 2007.

Product Portfolio

LeapFrog's product portfolio for both of our business segments includes the following:

Interactive Reading Systems:

- Our Tag reading system, introduced worldwide in 2008 and designed for children ages four to eight, is a pen-based reading system that leverages the core technology of optical pattern reading hardware and software. The Tag reading system focuses on fundamental reading skills and offers an extensive library of 40 interactive software-based books featuring popular licensed characters such as Dr. Seuss' Cat in the Hat, Disney Princess and Nickelodeon's SpongeBob SquarePants, as well as internally-developed characters and content such as our Learn to Read Series. The Tag reading system is web-enabled and connects to the Learning Path.
- Our Tag Junior reading system was introduced worldwide in 2009 and leverages the same core technology as the Tag reading system but is geared toward younger children ages two to four and intended as an introduction to books and reading. The Tag Junior library includes 12 titles based on both licensed and internally-developed characters and content including 1-2-3 Dora and ABC Animal Orchestra.

Educational Gaming Systems:

Our Educational Gaming System products are primarily for children ages four to eight. These products embed learning skills into action-packed games often featuring well known licensed content.

- The Leapster educational gaming system, Leapster, or classic Leapster, was launched in 2003. The Leapster platform is a handheld device targeted at four to eight year olds, with a multi-directional control pad and a touch-screen enabled by a built-in stylus. During 2008 we introduced the next generation of the Leapster platform, Leapster2. Leapster2 is a web-connected version of Leapster that is integrated with the Learning Path. Our library of more than 40 Leapster software titles including licensed titles such as Disney Fairies and Star Wars, as well as our internally developed bestseller Pet Pals, is compatible with both Leapster and Leapster2.
- We expanded our educational gaming line in 2008 with the introduction of the Didj custom gaming system, or Didj. The Didj platform is a web-connected handheld device that allows for customization of curriculum and game play. Didj has higher resolution graphics than the Leapster platform, and is also integrated with the Learning Path. The Didj software library contains 15 titles, including popular licensed content, such as Star Wars: the Clone Wars.
- In October 2008, we introduced the Crammer Study and Sound System, or Crammer, a hybrid music player and study device. Targeted at children eight to twelve years old, Crammer is an electronic study device featuring custom flash cards, on-board games and free downloadable educational content, all playable while listening to music.

Learning Toys:

Our learning toys are products that help develop fine motor skills and color, sound and letter recognition for infants and children through age five. The products are generally more affordable and simpler to localize for foreign markets than our platform and content suites. Learning toys, because of their low price points and focus on younger children, create customer entry points to our Interactive Reading and Educational Gaming product families. Our learning toy strategy centers on products that are designed to "age up" with our child end users.

- Launched in 2009, our Scout collection is a line of toys themed around our proprietary Scout puppy dog character and targets children ages six months and up. The line includes My Pal Scout and My Pal Violet which are customizable, interactive plush puppies that are web-enabled and connect to the Learning Path. The line also includes Text & Learn, Scribble & Write and Chat & Count.
- Our Zippity learning system, or Zippity, is a TV-based gaming system with an interactive mat and oversized joystick that uses full-body movement to play educational games. Zippity is a co-branded product with Disney, has eight built-in games and three interactive software-based games, and it is integrated with Learning Path. Zippity was introduced in 2009 and targets children ages three to five.
- Our Fridge Collection was introduced in 2003 and is a line of magnetic toys that teaches letter names, letter sounds, spelling, and learning songs to children ages 12 months and up. The line includes Fridge Phonics Magnetic Alphabet, Fridge Words Magnetic Word Builder, Fridge Farm Magnetic Animal Set, and Fridge Wash & Go Magnetic Vehicle Set.
- Our Learn & Groove Collection features bilingual musical learning toys, including the popular Learn & Groove Musical Table, Alphabet Drum, Counting Maracas, Animal Sounds Guitar, and Medley Microphone. The Learn & Groove Collection was introduced in 2002 and targets children ages six months and up.
- Clickstart, My First Computer, launched in 2007, introduces computer and preschool skills by turning any TV into a child's first computer. Clickstart features four built-in games, and has a cartridge slot for additional titles. We introduced five new Clickstart titles in 2008 including "Cars" by Pixar and "Thomas and Friends" by HIT Entertainment.
- We also have a line of products that address basic learning needs and milestones which includes Alphabet Pal, Sing & Spin Alphabet Zoo and our new Counting Candles Birthday Cake.

LeapFrog Learning Path:

In 2008, we introduced a web-based service, the LeapFrog Learning Path, or Learning Path, in the United States and Canada. Learning Path combines our proprietary curriculum and technology with the power of the web to bring new levels of engagement, customization and personalization to LeapFrog products. The Learning Path builds direct one-to-one customer relationships with parents by empowering them with personalized feedback about their children's learning progress and by suggesting specific LeapFrog products that will further develop their children's skills. The Learning Path is a key component of our strategy to build direct relationships with parents, keeping them engaged with us as their children grow.

The core of Learning Path is an online tool that helps parents track what their children are learning with our web-connected products including the Tag and Tag Junior reading systems, Leapster platform and Didj platform. Parents can "see the learning" and gain personalized insight into their child's learning progress. Learning Path gives our consumers access to a variety of downloadable content and to online rewards programs that encourage learning. We believe that Learning Path adds value to all of our connected products and expands our relationships with existing customers by providing consumers with personalized product recommendations and other relevant information. My Pal Scout and My Pal Violet, customizable plush puppies, from our Scout collection of learning toys serve as the earliest entry point to Leaning Path.

LeapWorld was introduced on a limited basis in 2009, and is the latest addition to our Learning Path strategy. LeapWorld is an online learning world for children that enriches the LeapFrog product experience and increases engagement with our products by allowing children to play online games, customize their offline game experience, access new content, watch trailers for new games and view demonstrations. Currently compatible with Leapster2, LeapWorld will be introduced more broadly in 2010 and will also be compatible with additional LeapFrog products.

For information on sales of products that constituted 10% or more of total net sales by segment, see Note 19—*"Segment Reporting"* in our Consolidated Financial Statements included in this Form 10-K.

For more information about the risks associated with our new products, particularly LeapFrog's Learning Path software, see Part I, Item 1A.—Risk Factors—*"Our business depends on highly changeable consumer preferences and toy trends"* and *"Our growing strategic focus on web-based products and customer relationship management may not yield the returns we expect, and may limit the adoption of our products in some international markets"* in this Annual Report on Form 10-K. All references to risk factors throughout this Form 10-K are to risk factors contained herein.

Competition

Our products compete most directly in the toy industry in the pre-school toy and electronic learning aids categories, both in the United States and in select international markets. The educational toy category continues to attract new entrants as well as new innovative products, and competition is significant. We believe the principal methods of competition in our industry are performance, features, quality, brand recognition, price and learning content. We believe our learning toys, reading system, gaming platforms, and the related games and books, compete favorably on these bases, though we are aware that our products are sometimes viewed by consumers as premium goods, more expensive than our competitors' products. We believe the LeapFrog brand is recognized for quality educational products, enabling us to compare favorably with many of our current competitors. In addition, we believe our learning toy product category is an important competitive differentiator because it introduces parents to the LeapFrog brand and provides an entry point to Learning Path, and our associated strategy to build direct relationships with customers.

We face the challenge of competitors introducing similar products or functionality soon after we introduce our new products or product lines, and these competitors may be able to offer their products at lower prices using cheaper manufacturing or materials, more limited functions, or larger volume. In addition, many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than us. As our competitors in the reading systems and learning toys categories seek competitive advantages and differentiation, they are increasing their investments in product research and development and advertising, focusing on global product launches and key distribution channels, expansion of retail shelf space and expansion of products sold through the web. Our principal competitors in the reading solutions and learning toy categories have included Mattel, Inc., primarily under its Fisher-Price brand, Hasbro, Inc. and its Playskool division, and Vtech Holdings Ltd.

Our learning toy product category is important strategically because it introduces parents to the LeapFrog brand. The educational toy category continues to attract new entrants as well as new innovative products, and competition is significant. We believe the LeapFrog brand is recognized for quality educational products, enabling us to compare favorably with many of our current competitors on some or all of these toy factors. As our competitors in the reading systems and learning toys categories seek competitive advantages and differentiation, they are increasing their investments in product research and development and advertising, focusing on global product launches and key distribution channels, expansion of retail shelf space and expansion of products sold through the web. Our principal competitors in the reading solutions and learning toy categories have included Mattel, Inc., primarily under its Fisher-Price brand, Hasbro, Inc. and its Playskool division, and Vtech Holdings Ltd.

As we pursue our strategies, we increasingly face a broader competitive arena with a variety of products including computer products, electronic and online games and interactive gaming systems. Products in our educational gaming category, such as our Leapster platform and related software, compete against handheld and console-based gaming platforms from Sony, Nintendo, Apple's iPhone and iTouch and other mobile platforms, and against games and other software produced for these platforms. Online gaming and learning is also increasingly becoming a factor in our competitive environment.

Our products must also compete for leisure time of children and discretionary spending of parents with other forms of media and entertainment. We design our products to bring fun to learning in order to compete favorably with these outside competitive influences. We believe that the educational content and innovation in our products allows us to compete favorably in these categories as well.

Manufacturing

LeapFrog is committed to designing and manufacturing products that meet applicable safety and regulatory requirements. As is the case with most toy manufacturers and many consumer electronics companies, most of our products are manufactured in China. We actively manage our supplier base, mandating compliance with local and international safety inspections and reinforcing our product standards. These standards require meeting or exceeding all applicable regulatory requirements regarding safety in the design, manufacture, packaging, and delivery into the hands of each product's ultimate user, a child.

Our manufacturing and operations strategy is designed to maximize the use of outsourced services, particularly with respect to the actual production and physical distribution of our products. We use contract manufacturers located in Asia, primarily in China, to build all of our finished products. These suppliers are selected based on their technical and production capabilities and are matched to particular products to achieve cost and quality efficiencies. For information as to how this concentration of manufacturing could affect our business, see Part I, Item 1A.—Risk Factors—"We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities."

We have established subsidiaries in Hong Kong and Shenzhen, China to work closely with the contract manufacturing service providers. These subsidiaries manage the supply of raw materials, labor and the assembly process.

Most of our products are manufactured from basic raw materials such as plastic and paper, and the majority of our products require electronic components. These raw materials are readily available from a variety of sources, but may be subject to significant price fluctuations. Some of our electronic components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from single suppliers. We generally do not have long-term agreements with any suppliers. In addition, some of our suppliers are companies with relatively short operating histories and we cannot be sure of their long-term financial viability. For example, in 2009, we learned one of our sole-source suppliers of ASICs for one of our gaming platforms was winding down its operations, which required us to negotiate a license for the technology used in the chip and arrange to purchase it directly from the semiconductor fabrication plant. Also, in 2010, a sole-source supplier of an ASIC for one of our reading systems informed us that it is having financial difficulties, which could require us to make additional arrangements like those we made with respect to the chip for our gaming platform. If, for any reason, we were unable to make alternative arrangements, it is possible that we would have to re-design the relevant ASIC or other component and obtain from alternative sources, which could cause delays in our ability to manufacture the relevant product or products. If our suppliers were unable to meet our demand for components and raw materials, and if no alternative sources were available at a reasonable cost, or available at all, our ability to produce our products on a timely and cost-effective basis would be impaired. For information as to how this concentration of suppliers could affect our business, see Part I, Item 1A.—Risk Factors—"*We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available.*"

In 2006, we implemented a world-wide quality system that supports the strict European Risk of Hazardous Substances directive or "RoHS," which banned certain substances, such as lead and mercury, in the production of consumer products. In addition, we monitor compliance with standards set by the United States Consumer Product Safety Commission, or CPSC and the International Council of Toy Industries.

We are subject to the Consumer Product Safety Improvement Act of 1972, as amended in August 2008 by the Consumer Product Safety Improvement Act, or CPSIA, the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the CPSC, and other similar federal, state and international rules and regulatory authorities. While we believe we are currently in compliance with the CPSIA standards for lead and other substances, additional requirements under CPSIA will become effective through 2011. Any unanticipated failure to comply with those upcoming requirements could lead to products returns or inventory write-offs. For more information about the adverse effects that could result from possible errors or defects in our products, see Part I, Item 1A.—Risk Factors—*"Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments and rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action."*

LeapFrog's quality control system processes include product testing and verification for safety and reliability, starting in the design phase of a product's life cycle and continuing through production and field support. Our testing for safety is generally more frequent than standards require, and focused testing for special areas of interest, such as chemical compliance controls is undertaken even more frequently. We set standards for supplier performance and we make routine assessments of and take steps to verify compliance with our quality standards. We communicate those expectations to our suppliers regularly and work with them to sustain the process of consistently producing safe products. We work with a relatively small group of contract manufacturers, some of which are specialized for the consumer electronics manufacturing sector.

Research and Development

LeapFrog designs its hardware platforms and related software-based content using in-house research and development resources and outside consultants as necessary. Generally, once the design phase of the product is complete, the remaining development and manufacturing of the products are outsourced to third parties. Our total research and development costs were $35.0 million, $48.5 million, and $59.4 million in 2009, 2008 and 2007, respectively.

- ***Hardware and Software Development:*** We believe that investment in research and development is a critical factor in strengthening our portfolio of products. We have assembled a team of specialists with backgrounds in a wide variety of fields including education, child development, hardware engineering, software development, video games and toys. We have internally developed each of our current platforms and stand-alone products, although we use licensed technology if warranted. For example, we use a version of Macromedia's Flash player in our Leapster handheld platform. We also use optical pattern recognition hardware and software from Anoto AB in our Tag reading system.
- ***Content Development:*** Our content production department has developed large portions of the content for our interactive books, educational games, and stand-alone products, applying our proprietary pedagogical approach, which is based on established educational standards. Much of our content uses licensed characters, such as the Disney Princesses, Thomas the Tank Engine, Sonic the Hedgehog, SpongeBob SquarePants and characters from the movies "Indiana Jones," "Hannah Montana," "Star Wars: the Clone Wars" and "Wall-e." We develop most of our concept designs in-house. Most members of our in-house content development and production team have prior experience in the education, entertainment and educational software or video game industries.

Some elements of our product development cycle and most of our game production are performed by third-party contractors to improve efficiency and control costs.

Advertising and Marketing

Our advertising and marketing strategy is designed to position LeapFrog as a leader in providing engaging, effective, technology-based learning solutions primarily for children. Our communication supports a strong brand that parents seek out to teach children in a fun and engaging way, with the goal of building their love of learning.

We strive to utilize the best practices in integrated marketing campaigns. We shifted our strategy during the year to leverage less costly forms of advertisement, such as direct-to-consumer marketing programs via our Learning Path, with less dependence on traditional marketing programs such as television advertising.

We have well-established retailer relationships and communicate our messages and offers through advertisements in-store and in local newspapers. These advertisements run by our retail partners, such as Target, Toys "R" Us, and Wal-Mart, highlight promotional activities and the availability of particular LeapFrog products at these retailers' outlets. In key retail stores, we use in-store demonstration display units to highlight LeapFrog products and demonstrate the features of our products through in-store user experience.

We leverage public relations globally as a strategy to gain additional momentum for our brand and products through media outreach focused on garnering both product-specific and corporate media coverage. We strive to utilize best practices in media outreach campaigns that target both traditional print and broadcast media with Internet/viral media outreach globally.

Distribution

Our customers generally fit into one of the following categories:

- **Retailers** that resell our products to consumers in the United States and some international regions;
- **Distributors** that purchase our products for resale to retailers, generally internationally:
- **Direct consumers** who purchase our products via our website, www.LeapFrog.com;
- **U.S. schools and school districts** that purchase our products for use in their classrooms either through education market resellers or directly, through our website, www.LeapFrog.com.

Retailers and distributors purchase our products either through free on board, or FOB, terms, in which case the products are picked up by our customer in China and the customer pays through pre-established letters of credit or upon payment terms, or via "domestic" terms, in which case we ship goods from our regional warehouses to the distributor or retailer. Distributors and retailers generally have payment terms based on the date of shipment. Generally we do not provide rights of return or extended payment terms to our customers, except for industry standard terms surrounding the return of defective merchandise. We direct our manufacturers to build products and we maintain inventories in our regional warehouses to meet expected short-term demand. Additional information regarding our inventory levels is included in Note 3—*"Inventories"* in our Consolidated Financial Statements included in this Form 10-K.

Intellectual Property and Licenses

We rely on a combination of patent, trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our brand and our proprietary technology and information.

We maintain an active program to protect our investment in technology and brands by attempting to secure patent rights, trademark registrations and other intellectual property registrations. We have filed and obtained a number of patents in the United States and abroad. We believe that the duration of the applicable patents we are granted is adequate relative to the expected lives of our products. While our patents are an important element of the protection of our intellectual property, our business as a whole is not materially dependent on any one patent.

For a discussion of how our intellectual property rights may not prevent our competitors from using similar or identical technology, Part I, Item 1A.—Risk Factors —"*Our intellectual property rights include licenses from third parties and may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results.*" For a discussion of how our intellectual property rights may not insulate us from claims of infringement by third parties, see Part I, Item 1A.—Risk Factors—"*Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks.*"

In addition to proprietary materials we have developed, we use various licensed technologies in some of our key products, such as Leapster and Tag. For example, we use a version of Macromedia's Flash player in our Leapster handheld platform and we use optical pattern recognition hardware and software from Anoto AB in our Tag reading systems. Our continued use of these rights is dependent on our continued compliance with applicable license terms. Any failure to do so could interrupt our supply chain and require us to modify our products or business plans. Please see Part I, Item 1A.—Risk Factors—"*Our intellectual property rights include licenses from third parties and may not prevent our competitors from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results*" for further discussion of the risks we face in relying on third party technology licenses for our products.

Form 10-K

Seasonality

Our business is highly seasonal in both of our segments, with our retail customers making a large percentage of all purchases in preparation for the traditional holiday season. Our business, being subject to these significant seasonal fluctuations, generally earns the majority of our net sales and all of our net income, if any, during the third and fourth calendar quarters. Our seasonal sales patterns for the years ended December 31, 2009, 2008 and 2007 are shown in the table below.

	Years Ended December 31,		
	2009	2008	2007
Percent of total net sales:			
1st quarter	8%	13%	14%
2nd quarter	13%	15%	13%
3rd quarter	29%	43%	32%
4th quarter	50%	29%	41%
Total	100%	100%	100%

These seasonal purchasing patterns and their related production lead times create risk in our business due to possible under-production of popular items and over-production of items that do not match consumer demand. In addition, as the most recent recession progressed, our retail customers managed their inventories more stringently, requiring us to ship products closer to the time of expected consumer demand. If this trend continues, it could increase the risk that we would be unable to meet the demand for specific products at peak demand times. Similarly, this trend could have an adverse impact on our own inventory levels if we pre-build products to meet anticipated demand that does not materialize. For more information about the effects of seasonality on our business see Part I, Item 1A.—Risk Factors—"*Our business is seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season.*"

Financial Information about Geographic Areas

Financial information regarding export sales and international operations versus United States sales and operations is included in Note 19—"*Segment Reporting*" in our Consolidated Financial Statements included in this Form 10-K. For information regarding risks attendant to our foreign operations upon which our international segment depends, see Part I, Item 1A.—Risk Factors—"*Our international business may not succeed and subjects us to risks associated with international operations.*

Employees

As of December 31, 2009, we had 541 full-time employees. The total number of our full-time employees declined by 85, or 14%, from December 31, 2008 to December 31, 2009 due primarily to headcount reductions and to a lesser extent, migration of some of our product development cycle to external parties. We also retain independent contractors to provide various services, primarily in connection with our content development. Except as set forth below, we are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good. Some of our foreign subsidiaries are subject to collective bargaining agreements whose benefits and terms are codified and required under local labor laws.

Executive Officers of the Registrant

The following table sets forth information with respect to our executive officers as of February 19, 2010:

Name	Age	Position Held
Jeffrey G. Katz	54	Chairman of the Board, Chief Executive Officer, and President
William B. Chiasson	57	Chief Financial Officer
William K. Campbell	48	Senior Vice President, Consumer Sales
Michael J. Dodd	50	Senior Vice President, Supply Chain and Operations

Jeffrey G. Katz has served as our Chief Executive Officer and President since July 2006, as a member of our board of directors since June 2005, and as the Chairman of the board since March 2009. From 2000 to 2004, Mr. Katz served as the Chairman and Chief Executive Officer of Orbitz, Inc., an online travel company. From 1997 to 2000, Mr. Katz was President and Chief Executive Officer of Swissair, a publicly held airline. From 1980 to 1997, he served in a variety of roles at American Airlines, a publicly held airline, including Vice President of American Airlines and President of the Computerized Reservation System Division of SABRE. Mr. Katz serves on the board of directors of Sojern, Inc., a privately held company that operates a targeted advertising network. Mr. Katz earned a B.S. in mechanical engineering from the University of California, Davis, and M.S. degrees from both Stanford University and the Massachusetts Institute of Technology.

William B. Chiasson has served as our Chief Financial Officer since November 2004. Prior to joining us, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology for Kraft Foods, Inc. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

William K. Campbell has served as our Senior Vice President, Global Sales since December of 2009, as Senior Vice President of Consumer Sales from May 2006 to December of 2009, as Vice President, Consumer Sales from December 2002 to May 2006 and as Director of Sales from January 2000 to December 2002. Prior to joining LeapFrog, he served in varying capacities at Lego Systems, Inc., most recently as national account manager from February 1997 to December 1999. Mr. Campbell received his B.A. from Stephen F. Austin State University.

Michael J. Dodd has served as our Senior Vice President, Supply Chain and Operations since April 2005. Prior to joining us, he co-founded Executive Technology, Inc., a value-added reseller and system integrator of information technology products, and served as its Chief Operating Officer from September 2003 through April 2005. From May 2002 to September 2003, Mr. Dodd served as Executive Vice President, Chief Marketing Officer and Chief Operating Officer at Targus Group International, Inc., a provider of mobile personal computers and wireless accessories. Mr. Dodd was a Vice President, Operations at Juniper Networks, Inc., a manufacturer of internal protocol, or IP, routers from September 2000 to May 2002. From November 1989 to September 2000,

Mr. Dodd served in various capacities at Compaq Computer Corporation, a manufacturer of personal computers, most recently as Managing Director of operations and strategic procurement for the Presario personal computer business. Mr. Dodd received his B.B.A. from Texas A&M University.

On February 11, 2010, we announced that, effective March 1, 2010, Jeffrey Katz, currently Chairman and CEO, will take on the role of Executive Chairman. Bill Chiasson, currently Chief Financial Officer, will become Chief Executive Officer and Mark Etnyre, currently Vice President and Corporate Controller, will become Chief Financial Officer.

Available Information

We are subject to the information requirements of the Securities Exchange Act of 1934, or the Exchange Act. Therefore, we file periodic reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Washington, DC 20549. You may obtain information regarding the operation of the Public Reference Room of the SEC by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, available (free of charge), or through the investor relations section of our website located at www.leapfroginvestor.com under "Financial Information—SEC Filings" as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website or contained on other websites is not deemed to be part of this report on Form 10-K.

ITEM 1A. RISK FACTORS

Our business and the results of its operations are subject to many factors, some of which are beyond our control. The following is a description of some of the risks and uncertainties that may affect our future financial performance.

Our business depends on highly changeable consumer preferences and toy trends.

Even our successful products typically have a relatively short period of high demand and then sales decrease as the products mature. For example, net sales of the classic LeapPad platforms in our U.S. consumer business peaked in 2002 and are no longer material to our overall sales. We operate in an industry where consumer preferences can change drastically from year to year. Unlike a subscription or other recurring revenue model, we depend on our ability to correctly identify changing consumer sentiments well in advance and supply new products that respond to such changes on a timely basis. Consumer preferences, and particularly children's preferences, are continually changing and are difficult to predict. Since our products typically have a long development cycle, in some cases lasting many years, it can be difficult to predict correctly changing consumer preferences and technology, entertainment and education trends. To remain competitive, we must continue to develop new technologies and products and enhance existing technologies and product lines, as well as successfully integrate third-party technology with our own.

In 2008, we introduced a number of new products and services to the market. These new products represented a substantial portion of our 2008 and 2009 sales. Furthermore, in 2009, we introduced a new toy line and new variations on our gaming and reading platforms. We cannot be sure that any new products or services will be widely accepted and purchased by consumers, and if new products are not as successful as we expect, our business and operating results will be adversely affected. Some of the key products launched in 2008 and 2009 have a high price point compared to other children's products. Consumers may be especially resistant in the current economic climate to purchasing higher-priced products and may elect to defer or omit these discretionary purchases, at least until the economy improves. This could limit or delay sales of our new products and services and create pressure to lower our prices.

Our business depends on three retailers that together accounted for the vast majority of the United States segment's gross sales for the year, and our dependence upon a small group of retailers may increase.

Our top three retailers in 2009 were Wal-Mart, Toys "R" Us and Target, which continue to account for the vast majority of our total customer billings for the year to date. Sales invoiced to these three retailers, in the aggregate accounted for approximately 57% and 60% of the United States segment's gross sales (total customer billings) in 2009 and 2008. For the foreseeable future, we expect to continue to rely on a small number of large retailers for the bulk of our sales and expect that our sales to these retailers may increase as a percentage of our total sales.

We do not have long-term agreements with any of our retailers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each retailer. Retailers make no binding long-term commitments to us regarding purchase volumes and make all purchases by delivering one-time purchase orders. If any of these retailers reduce their purchases from us, change the terms on which we conduct business with them or experience a future downturn in their business or constraint on their credit and ability to pay their invoices as they become due, our business and operating results could be harmed.

Our growing strategic focus on web-based products and customer relationship management may not yield the returns we expect, and may limit the adoption of our products in some international markets.

Our efforts to build a marketing and sales model that relies more on linking directly to consumers through the Internet remains in its early stages and we cannot be sure whether we will realize our expected return on investment. Many of our current and planned key products, such as the Tag reading system, Leapster2 and its successors, and some of recent learning toys, are built as web-enabled products designed to be connected to a computer that has Internet access in order to access content and features. As our strategy shifts to web-enabled products and consumer relationship management, any resistance by parents to buying children's products requiring installation of software and connecting the product to a computer could have a more pronounced effect on our business. Also, launch or adoption of web-enabled products may be limited in regions where broadband Internet access is not widespread, such as in some international markets. If parents fail to sign up for the Learning Path or to use it at the rates we expect, or choose not to permit us to send them marketing e-mail, or if our web efforts prove ineffective at generating repeat customers, our investment in building, maintaining and improving our web-based services may not yield the return on our investment that we anticipate. See also "*System failures in our web-based services or store could harm our business.*"

Economic declines have had a material adverse effect on our sales, and a slow recovery could prevent us from achieving our financial goals in 2010 and beyond.

The global economic crisis and the drastic deterioration of consumer sales in late 2008 led to a severe drop-off in our sales beginning in the fourth quarter of 2008 and continuing through the third quarter of 2009. We rely heavily on sales to retailers during the third and fourth quarters of each year to achieve our overall sales goals. Also, we rely on strong consumer sales in these periods to prevent build up of retail inventory. Any such inventory build-up can have a continuing negative effect on our sales in the first and second quarters of the next year. Both our sales to retailers and consumer sales for the fourth quarter of 2008 were significantly below our expectations and constituted a substantially smaller percentage of our annual sales than they have in previous years. Our first, second and third quarter net sales declined by 49%, 28% and 43% respectively in 2009 compared to 2008. We cannot predict the extent to which economic conditions will change and many economists predict that the economic decline will be prolonged, that any recovery may be weak, and that conditions may deteriorate further before there is any improvement or even after some improvement has occurred.

To drive sales in 2009, we provided more pricing reductions, promotional incentives and other concessions in our sales terms in 2009 than we have in the past and may need to continue offering such concessions in 2010 to drive sales. Consumers may have become used to paying lower prices for some of our products and efforts to restore normal pricing may hamper sales. Continuing weak economic conditions in the United States or abroad as a result of the current global economic downturn, lower consumer spending (especially discretionary items), lower consumer confidence, continued high or higher levels of unemployment, higher inflation or even deflation, higher commodity prices, such as the price of oil, political conditions, natural disaster, labor strikes or other factors could negatively impact our sales or ability to achieve profitability in 2010, or beyond.

Our business is seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season.

Sales of consumer electronics and toy products in the retail channel are highly seasonal, causing a substantial majority of our sales to retailers to occur during the third and fourth quarters. Even if we achieve a profit in future years, we expect for the foreseeable future that we will incur losses in the first and second quarters of such years. Approximately 79%, 72% and 73% of our total net sales occurred during the second half of the year during 2009, 2008 and 2007, respectively. The percentage of total sales in the second half of the year may increase as retailers become more efficient in their control of inventory levels through just-in-time inventory management systems, particularly as they remain cautious about over-ordering products prior to the holiday season. Generally, retailers time their orders so that suppliers will fill the orders closer to the time of purchase by consumers, thereby reducing their need to maintain larger on-hand inventories throughout the year to meet demand. If a decline in the economy, or other factors, lead to a decline of sales in the third or fourth quarter in particular, it can have a disproportionate negative impact on our results for the year. For example, with the severe economic downturn in the third and, particularly, the fourth quarter of 2008, our sales in the fourth quarter declined to 29% of total net sales for the year, compared to 41% and 37% of total net sales in 2007 and 2006, respectively. In addition, soft consumer sales in the holiday season can lead to ongoing weakness in sales to retailers well into the following year. For example, following the dramatic decline in our net sales in the fourth quarter of 2008, net sales for our first, second and third quarters of 2009 declined by 49%, 28% and 43% respectively, compared to the corresponding periods of 2008. Failure to predict accurately and respond appropriately to retailer and consumer demand on a timely basis to meet seasonal fluctuations, or any disruption of consumer buying habits during this key period, such as may result from the current economic crisis, would harm our business and operating results.

The unexpected loss of one or more members of our executive management team or other key employees could adversely affect our business.

We have an experienced executive management team, as well as many talented and proven employees in key areas including but not limited to product development, engineering, and marketing. We believe that these individuals understand our strategic priorities to revitalize our long-term growth and improve stockholder value. We cannot make any assurances that we can retain these individuals for the period necessary for us to return to significant profitability. Competition for high caliber personnel is strong in our area and industry, and the ability to retain key employees during a revitalization effort can be difficult. The unexpected future loss of services of members of our executive management team or other key employees could have an adverse effect on our business. If we are unable to retain key personnel, then it may be difficult for us to maintain a competitive position within our industry or implement our strategic priorities.

If we do not maintain sufficient inventory levels or if we are unable to deliver our products to our customers in sufficient quantities, or on a timely basis, or if retail inventory levels are too high, our operating results will be adversely affected.

The high degree of seasonality of our business places stringent demands on our inventory forecasting and production planning processes. This was especially true in the last part of 2009 as we maintained lower inventory levels and produced additional inventory only as we developed greater certainty about retailer demand for our products. This inventory management approach may be particularly challenging when combined with "just-in-time" inventory management systems increasingly used by retailers as they remain cautious about future inventory levels. See also "*Our business is seasonal, and our annual operating results depend, in large part, on sales relating to the brief holiday season*" below. If we fail to meet tight shipping schedules, we could damage our relationships with retailers, increase our shipping costs or cause sales opportunities to be delayed or lost. In order to be able to deliver our merchandise on a timely basis, we need to maintain adequate inventory levels of the desired products. If our inventory forecasting and production planning processes result in our maintaining manufacturing inventory in excess of the levels demanded by our customers, we could be required to record inventory write-downs for excess and obsolete inventory, which would adversely affect our operating results. If the inventory of our products held by retailers is too high, they may not place or may reduce orders for additional products, which would unfavorably impact our future sales and adversely affect our operating results in 2010.

We depend on our suppliers for our components and raw materials, and our production or operating margins would be harmed if these suppliers are not able to meet our demand and alternative sources are not available.

Some of the components used to make our products, including our application-specific integrated circuits, or ASICs, currently come from single suppliers. Additionally, the demand for some components such as liquid crystal displays, integrated circuits or other electronic components is volatile, which may lead to shortages.

If our suppliers are unable to meet our demand for our components and raw materials and if we are unable to obtain an alternative source or if the price available from our current suppliers or an alternative source is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed and our operating results would suffer. In addition, as we do not have long-term agreements with our major suppliers and cannot guarantee their stability, they may stop manufacturing our components at any time, with little or no notice. For example, in 2009, we learned one of our sole-source suppliers of ASICs for one of our gaming platforms was winding down its operations, which required us to negotiate a license for the technology used in the chip and arrange to purchase it directly from the semiconductor fabrication plant. Also, in 2010, a sole-source supplier of an ASIC for one of our reading systems informed us that it is having financial difficulties, which could require us to make additional arrangements like those we made with respect to the chip for our gaming platform. If we are required to use alternative sources, we may be required to redesign some aspects of the affected products, which may involve delays and additional expense. If there are any significant interruptions in the supply of components, we may be unable to manufacture sufficient quantities of our finished products or we may be unable to manufacture them at targeted cost levels, and our business and operating results could be harmed.

We rely on a limited number of manufacturers, virtually all of which are located in China, to produce our finished products, and our reputation and operating results could be harmed if they fail to produce quality products in a timely and cost-effective manner and in sufficient quantities.

We outsource substantially all of our finished goods assembly, using several Asian manufacturers, most of which manufacture our products at facilities in the Guangdong province in the southeastern region of China. We depend on these manufacturers to produce sufficient volumes of our finished products in a timely fashion, at satisfactory quality and cost levels and in accordance with our and our customers' terms of engagement. If our manufacturers fail to produce quality finished products on time, at expected cost targets and in sufficient quantities, or if any of our products are found to be tainted or otherwise raise health or safety concerns, our reputation and operating results would suffer.

Our intellectual property rights include licenses from third parties and may not prevent other companies from using our technologies or similar technologies to develop competing products, which could weaken our competitive position and harm our operating results.

Our success depends in large part on our proprietary technologies that are used in our learning platforms and related software. We rely, and plan to continue to rely, on a combination of patents, copyrights, trademarks, service trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. Among our rights are inbound licenses from third parties for content, such as characters, stories, illustrations and trade names, and for technologies we incorporate in our products including key technology used in our Tag and Tag Jr. reading systems. Our continued use of these rights is dependent on our ability to continue to obtain these license rights at reasonable rates. Any failure to do so could interrupt our supply chain and require us to modify our products or business plans. In addition, the contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent misappropriation of our intellectual property or deter independent third-party development of similar technologies. The steps we have taken may not prevent unauthorized use of our intellectual property, particularly in foreign countries where we do not hold patents or trademarks or where the laws may not protect our intellectual property as fully as in the United States. Some of our products and product features have limited intellectual property protection, and, as a consequence, we may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. In addition, monitoring the unauthorized use of our intellectual property is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert our management and key personnel from our business operations. However, if we fail to protect or to enforce our intellectual property rights successfully, our rights could be diminished and our competitive position could suffer, which could harm our operating results.

Third parties have claimed, and may claim in the future, that we are infringing their intellectual property rights, which may cause us to incur significant litigation or licensing expenses or to stop selling some of our products or using some of our trademarks.

In the course of our business, we periodically receive claims of infringement or otherwise become aware of potentially relevant patents, copyrights, trademarks or other intellectual property rights held by other parties. For example, in October 2009, TAG Toys, Inc. filed a complaint against us alleging, among other things, that our use of various logos and marks relating to our Tag Reading Systems infringes trademark rights held by TAG Toys, and seeking unspecified monetary damages, costs and attorneys' fees, and injunctive relief. Responding to any infringement claim, regardless of its validity, may be costly and time-consuming and may divert our management and key personnel from our business operations. If we, our distributors or our manufacturers are adjudged to be infringing the intellectual property rights of any third party, we or they may be required to obtain a license to use those rights, which may not be obtainable on reasonable terms, if at all. We also may be subject to significant damages or injunctions against the development and sale of some of our products or against the use of a trademark or copyright in the sale of some of our products. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all the liability that could be imposed.

Any errors or defects contained in our products, or our failure to comply with applicable safety standards, could result in recalls, delayed shipments and rejection of our products and damage to our reputation, and could expose us to regulatory or other legal action.

Our products may contain errors or defects that are discovered after commercial shipments have begun, which could result in the rejection of our products by our retailers, damage to our reputation, lost sales, diverted development resources and increased customer service and support costs and warranty claims. Individuals could sustain injuries from our products, and we may be subject to claims or lawsuits resulting from such injuries. There is a risk that these claims or liabilities may exceed, or fall outside the scope of, our insurance coverage. Moreover, we may be unable to retain adequate liability insurance in the future.

Concerns about potential public harm and liability may involve involuntary recalls or lead us to voluntarily recall selected products. For example, in June 2009, we announced a voluntary recall of our original My Pal Scout to replace the paw decals with embroidered paws because the decals, if removed, may have resulted in a safety issue. Recalls or post-manufacture repairs of our products could harm our reputation and our competitive position, increase our costs or reduce our net sales. Costs related to unexpected defects include the costs of writing down the value of our inventory of defective products and providing product replacement, as well as the cost of defending against litigation related to the defective products. Further, as a result of recent recalls and safety issues related to products of a number of manufacturers in the toy industry, some of our retailer customers have been increasing their testing requirements of the products we ship to them. These additional requirements may result in delayed or cancelled shipments, increased logistics and quality assurance costs, or both, which could adversely affect our operations and financial results. In addition, recalls or post-manufacturing repairs by other companies in our industry could affect consumer behavior and cause reduced purchases of our products and increase our quality assurance costs in allaying consumer concerns.

Privacy concerns about our web-connected products and related software and applications could harm our reputation and hinder adoption of these products.

By using the Internet-based LeapFrog Learning Path application, information captured by our web-connected products about a child's performance and activities will be transferred and stored on our website servers. Due to privacy, confidentiality and security concerns, parents may not want our products collecting information about their child's activities and performance and may not feel comfortable uploading and storing this information on our website servers. If these concerns prevent parents from accepting or adopting our connected products, the sales of our products and our business results could suffer. In addition, if the confidentiality of such information stored on our website servers is compromised or breached by third parties or our mismanagement, our reputation could be tarnished, which in turn could adversely affect our operating results.

System failures in our web-based services or store could harm our business.

The Internet-based aspects of our business have grown substantially in strategic importance to our overall business. However, we still have limited experience operating an e-commerce system and providing web services in connection with our products. Any failure to provide a positive user experience could have a negative impact on our reputation, sales and consumer relationships. If demand for accessing our websites exceeds the capacity we have planned to handle peak periods or if other technical issues arise when customers attempt to use these systems to purchase products or to access features or content for our increasing number of web-connected products, then customers could be inconvenienced or become dissatisfied with our products. For example, in the past, our website has suffered service disruptions and delays from time to time, particularly during the December holidays, due, for example, to the number of consumers attempting to access it and errors in the systems processing transactions and account creations. Any significant disruption to our website or internal computer systems or malfunctions related to transaction processing on our e-commerce store or content management systems could result in a loss of potential or existing customers and sales. This risk has become more acute as we rely increasingly on our web-based consumer relationship management efforts to drive sales and position our business. Any significant system failures in our web-based services or store could have a significant adverse effect on our sales and operating plan.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning is not sufficient for all eventualities. Our systems are also subject to break-ins, sabotage, and intentional acts of vandalism. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at our hosting facilities could result in lengthy interruptions in our services. We do not carry business interruption insurance sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures. Any unplanned disruption of our systems could result in adverse financial impact to our operations.

If we are unable to compete effectively with existing or new competitors, our sales and market share could decline.

We currently compete primarily in the learning toy and electronic learning aids category of the U.S. toy industry and, to some degree, in the overall U.S. and international toy industry. We believe we compete to some extent, and may increasingly compete in the future, with makers of popular game platforms, electronic entertainment devices and smart mobile devices. We also compete in the U.S. supplemental educational materials market. Each of these markets is very competitive and we expect competition to increase in the future. Many of our direct, indirect and potential competitors have significantly longer operating histories, greater brand recognition and substantially greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to changes in consumer requirements or preferences or to new or emerging technologies, and may be able to use their economies of scale to produce products more cheaply. Further, with greater economies of scale and more distribution channels, they may be successful even if they sell at a lower margin. Our larger competitors may also be able to devote substantially greater resources, including personnel, spending and facilities to the development, promotion and sale of their products than we do. We cannot assure you that we will be able to compete effectively in our markets.

Retailer liquidity problems could harm our liquidity and financial results.

If retailers encounter liquidity problems due to weak sales or their inability to raise sufficient capital because of credit constraints, we may not be able to collect the accounts receivable we generate based on the orders we fulfill. In 2008 and 2009, some retailers did not pay us in a timely manner and others indicated that they would be unable to pay any vendors. In addition, there were a number of bankruptcies among prominent retailers. Where retailers file for bankruptcy protection, we are likely to collect less money than we are owed, and may collect nothing, particularly when the retailer had significant secured debt ahead of our claims. If any of our retailers suspend or reduce payments to us or file for bankruptcy protection, the resulting bad debt expense we would incur would have an adverse effect on our results of operations. In our balance sheet as of December 31, 2009, our accounts receivable balance was reduced by an estimated allowance for doubtful accounts of $1.1 million, which could increase if retailers continue to struggle or more bankruptcies were filed. In addition to collection risk, we may decide not to accept orders from troubled retailers, which would further reduce sales.

In addition to harming our results of operations, an inability to collect on accounts receivable could create serious liquidity problems for us. We generally depend on our collections in the first and second quarters of each year to fund our operations for the rest of the year. If in 2010 or beyond we are unable to collect a material portion of our accounts receivable, and other sources of financing are not available on reasonable terms, we may be unable to execute our business plan or maintain operating levels. See *"Our liquidity may be insufficient to meet the long-term or periodic needs of our business"* below.

Our liquidity may be insufficient to meet the long-term or periodic needs of our business.

Global credit market fluctuations could increase the cost of capital or limit our ability to raise additional capital should we need it, and unforeseen events could stress or exceed our current or future liquidity. In addition to cash received from the collection of accounts receivable, from time to time, we may fund our operations and strengthen our liquidity through borrowings under our line of credit. Our line of credit has numerous financial tests and covenants that affect the amount we can borrow, and includes various events of default that could impair our ability to use the line. In addition, the line of credit terminates in August 2012 and we cannot be sure whether we will be able to renew it on similar terms or at all. If we are unable to borrow sufficient funds in a timely manner or at an acceptable cost, we may need to alter our business practices. For example, we may be required to manufacture at levels that lag rather than anticipate future order levels, which could limit our ability to sell and ship our products as demand increases, delaying our ability to benefit from improvements in the retail sales environment.

Our international business may not succeed and subjects us to risks associated with international operations.

We derived approximately 19% and 21% of our net sales from markets outside the United States during 2009 and 2008, respectively. Our efforts to increase sales for our products outside the United States may not be successful and may not achieve higher sales or gross margins or contribute to profitability.

Our business is, and will increasingly be, subject to risks associated with conducting business internationally, including:

- developing successful products that appeal to the international markets;
- difficulties managing and maintaining relationships with vendors, customers, distributors and other commercial partners;
- political and economic instability, military conflicts and civil unrest;
- greater difficulty in staffing and managing foreign operations;
- transportation delays and interruptions;
- greater difficulty enforcing intellectual property rights and weaker laws protecting such rights;
- complications in complying with laws in varying jurisdictions and changes in governmental policies;
- trade protection measures and import or export licensing requirements;
- currency conversion risks and currency fluctuations, which have recently been more pronounced;
- public health problems, especially in locations where we manufacture or otherwise have operations;
- effectively monitoring compliance by foreign manufacturers with U. S. regulatory requirements for product safety;
- natural disasters; and
- limitations, including taxes, on the repatriation of earnings.

Currency conversion risks and fluctuations have recently become more pronounced. Sales to our international customers are transacted primarily in the country's local currency. If foreign currency weakens compared to the U.S. dollar, our International segment sales results will suffer.

Any difficulties with our international operations could harm our future sales and operating results.

We are subject to international, federal, state and local laws and regulations that could impose additional costs or changes on the conduct of our business.

We operate in a highly regulated environment with international, federal, state and local governmental entities regulating many aspects of our business, including products and the importation of products. Regulations with which we must comply include accounting standards, taxation requirements (including changes in applicable income tax rates, new tax laws and revised tax law interpretations), trade restrictions, regulations regarding financial matters, environmental regulations, advertising directed toward children, safety and other administrative and regulatory restrictions. Compliance with these and other laws and regulations could impose additional costs on the conduct of our business. While we take steps that we believe are necessary to comply with these laws and regulations, there can be no assurance that we have achieved compliance or that we will be in compliance in the future. Failure to comply with the relevant regulations could result in monetary liabilities and other sanctions, which could have a negative impact on our business, financial condition and results of operations. In addition, changes in laws or regulations may lead to increased costs, changes in our effective tax rate, or the interruption of normal business operations that would negatively impact our financial condition and results of operations.

We are subject to the Consumer Product Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act, or CPSIA, the Federal Hazardous Substances Act, the Flammable Fabrics Act, regulation by the Consumer Product Safety Commission, or CPSC, and other similar federal, state and international rules and regulatory authorities, some of which have conflicting standards and requirements. Our products could be subject to involuntary recalls and other actions by these authorities. We may also have to write off inventory and allow our customers to return products they purchased from us. In addition, any failures to comply could lead to significant negative media attention and consumer dissatisfaction, which could harm our sales and lead to widespread rejection of our products, particularly since we rely so heavily on the integrity of our brand. The CPSIA, which was enacted in August 2008, required our customers to remove from the stream of commerce certain of our products that did not meet the new federal standards for lead and other substances by February 10, 2009. Additional requirements under CPSIA will become effective through 2011, some of which could require additional product returns and inventory write-offs.

Our net loss would be increased and our assets would be reduced if we are required to record impairment charges related to the value of our intangible assets.

Our intangible assets include the excess purchase price over the cost of net assets acquired, or goodwill, capitalized website development costs, patents, trademarks and licenses. Goodwill arose from our September 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and our acquisition of substantially all the assets of Explore Technologies in July 1998. Total intangible assets are fully allocated to our United States business segment. Goodwill and other intangibles with indefinite lives are tested for impairment at least annually. In determining the existence of impairment, we consider changes in our strategy and in market conditions, which could result in adjustments to our recorded asset balances. Specifically, we might be required to record impairment charges if the carrying values of our intangible assets exceeded their estimated fair values. Such impairment recognition would decrease the carrying value of intangible assets and increase our net loss. At December 31, 2009, intangible assets, net, totaled $22.2 million, of which $19.5 million was attributable to goodwill.

Natural disasters, armed hostilities, terrorism, labor strikes or public health issues could have a material adverse effect on our business.

Armed hostilities, terrorism, natural disasters, or public health issues, such as the recent outbreak of H1N1 flu, whether in the United States or abroad could cause damage and disruption to our company, our suppliers, our manufacturers, or our customers or could create political or economic instability, any of which could have a material adverse impact on our business. Although it is impossible to predict the consequences of any such events, they could result in a decrease in demand for our product or create delay or inefficiencies in our supply chain by making it difficult or impossible for us to deliver products to our customers, or for our manufacturers to deliver products to us, or suppliers to provide component parts.

Notably, our U.S. distribution centers, including our distribution center in Fontana, California, and our corporate headquarters are located in California near major earthquake faults that have experienced earthquakes in the past. In addition to the factors noted above, our existing earthquake insurance relating to our distribution center may be insufficient and does not cover any of our other operations.

One stockholder controls a majority of our voting power as well as the composition of our board of directors.

Holders of our Class A common stock will not be able to affect the outcome of any stockholder vote. Our Class A common stock entitles its holders to one vote per share, and our Class B common stock entitles its holders to ten votes per share on all matters submitted to a vote of our stockholders.

As of December 31, 2009, Lawrence J. Ellison and entities controlled by him beneficially owned approximately 16.2 million shares of our Class B common stock, which represents approximately 52.4% of the combined voting power of our Class A common stock and Class B common stock. As a result, Mr. Ellison controls all stockholder voting power, including with respect to:

- the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

- any determinations with respect to mergers, other business combinations, or changes in control;
- our acquisition or disposition of assets;
- our financing activities; and
- payment of dividends on our capital stock, subject to the limitations imposed by our credit facility.

For example, at our last Annual Meeting of Stockholders, an entity controlled by Mr. Ellison introduced proposals to amend our Amended and Restated Bylaws to allow stockholders to fill Board vacancies and to provide that we will not be governed by Section 203 of the Delaware General Corporation Law, which imposes restrictions upon business combinations and specified other transactions between us and any "interested stockholder" (generally, a holder of shares representing 15% or more of our outstanding voting power). Our Board of Directors did not solicit proxies for or against these proposals, nor did the Board make any recommendation for or against the proposals. Both of these proposals were adopted.

In addition, two of our directors, Philip B. Simon and Paul T. Marinelli, are President and Vice President, respectively, of Lawrence Investments, LLC, an entity also controlled by Mr. Ellison.

Mr. Ellison could have interests that diverge from those of our other stockholders. This control by Mr. Ellison could depress the market price of our Class A common stock; deter, delay or prevent a change in control of LeapFrog; or affect other significant corporate transactions that otherwise might be viewed as beneficial for other stockholders.

Our stock price has been extremely volatile over the past several years and could decline in the future, resulting in losses for our investors and harming the employee-retention and recruiting value of our equity compensation.

Our stock price has been extremely volatile since the markets began suffering rapid declines in stock prices, particularly since the third quarter of 2008. Our closing stock price on the New York Stock Exchange declined to $1.14 during the first quarter of 2009, down from a high in 2008 of $10.63 during the third quarter, and, as of February 19, 2010, our closing stock price was $5.15. All the factors discussed in this section could affect our stock price. The timing of announcements in the public markets regarding new products, product enhancements or product recalls by us or our competitors, or any other material announcements could affect our stock price. Speculation in the media and analyst communities, changes in recommendations or earnings estimates by financial analysts, changes in investors' or analysts' valuation measures for our stock and market trends unrelated to our stock can cause the price of our stock to change. A significant drop in the price of our stock could also expose us to the risk of securities class action lawsuits, which could result in substantial costs and divert management's attention and resources, adversely affecting our business.

Our future success depends partly on the continued contribution of our key executives and technical, sales, marketing, manufacturing and administrative personnel. Part of our compensation package includes stock and/or stock options. To the extent our stock performs poorly, it may adversely affect our ability to retain or attract key employees, potentially resulting in lost institutional knowledge and key talent. Changes in compensation packages or costs could impact our profitability and/or our ability to attract and retain sufficient qualified personnel.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

The table below lists our current significant properties. In addition to these properties, we have leased properties for administration, sales and operations in Canada, England, France, Mexico and China.

Location	Use	Segment	Condition	Type of Possession
Fontana, California	Distribution center	All	Satisfactory	Lease
Emeryville, California	Headquarters and operations	All	Satisfactory	Lease

ITEM 3. LEGAL PROCEEDINGS

From time to time, in the normal course of business, we are party to various pending claims and lawsuits. Currently, we are party to a claim regarding our use of various trademarks and logos in connection with our Tag reading systems. In October 2009, TAG Toys, Inc. filed a complaint against the Company in the United States District Court for the Central District of California, alleging that our use of various logos and marks relating to the our Tag Reading Systems infringes trademark rights held by TAG Toys, constitutes a false designation of origin for our products, and constitutes unfair competition under federal and California laws. TAG Toys is seeking unspecified monetary damages, costs and attorneys' fees, and injunctive relief. In December 2009, we filed our answer to TAG Toys' complaint, denying the material allegations and asserting affirmative defenses. We are continuing to evaluate TAG Toys' claims and we intend to continue to defend ourselves vigorously.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to our stockholders during the fourth quarter of our 2009 fiscal year.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information and Holders

Our Class A common stock is listed on the New York Stock Exchange, or the NYSE, under the symbol "LF." On February 19, 2010, there were 2,724 holders of record of our Class A common stock and nine holders of record of our Class B common stock.

The following table sets forth the high and low sales prices per share of our Class A common stock on the NYSE in each quarter during the last two years. The values stated below are actual high and low sales prices, inclusive of intra-day trading.

	High	Low
2009		
First quarter	$ 3.69	$0.84
Second quarter	$ 3.33	$1.28
Third quarter	$ 4.77	$1.91
Fourth quarter	$ 4.45	$2.88
2008		
First quarter	$ 7.75	$4.95
Second quarter	$ 9.38	$7.09
Third quarter	$10.63	$7.51
Fourth quarter	$10.47	$3.14

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. Our current credit facility prohibits the payment of cash dividends on our capital stock. We expect to reinvest any future earnings in our business and do not anticipate paying cash dividends on our common stock in the foreseeable future.

ITEM 6. SELECTED FINANCIAL DATA

The following selected significant consolidated financial data for the five fiscal years from January 1, 2005 through December 31, 2009, have been derived from our audited consolidated financial statements. The following information is qualified by reference to, and should be read in conjunction with Part II, Item 7—*"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the Consolidated Financial Statements and related Notes thereto.

	2009	2008 (1)	2007 (1)	2006 (1)	2005
	(In millions, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$379.8	$459.1	$ 442.3	$ 502.3	$649.8
Gross profit	158.0	181.5	173.3	147.0	279.6
Operating expenses	166.4	241.7	275.6	272.6	258.6
Income (loss) from operations	(8.4)	(60.2)	(102.3)	(125.5)	21.0
Net income (loss)	$ (2.7)	$(68.3)	$(102.5)	$(145.9)	$ 17.5
Net income (loss) per common share:					
Basic	$(0.04)	$(1.07)	$ (1.62)	$ (2.32)	$ 0.28
Diluted	$(0.04)	$(1.07)	$ (1.62)	$ (2.32)	$ 0.28
Shares used in calculating net income (loss) per share: *					
Basic	63.9	63.6	63.4	62.8	61.8
Diluted	63.9	63.6	63.4	62.8	62.3

(1) Certain amounts have been revised. Refer to Note 1, "Summary of Significant Accounting Policies" for additional information.

* Weighted average shares outstanding of Class A and Class B common stock.

	2009	2008 (1)	2007 (1)	2006 (1)	2005
	(In millions)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 61.6	$ 79.1	$ 93.5	$148.1	$ 72.1
Working capital **	148.3	140.0	192.1	290.0	410.7
Total assets	306.0	306.1	369.8	450.4	605.8
Total stockholders' equity	$192.7	$179.9	$243.5	$334.0	$466.3

(1) Certain amounts have been revised. Refer to Note 1, "Summary of Significant Accounting Policies" for additional information.

** Current assets less current liabilities.

	2009	2008 (1)	2007 (1)	2006 (1)	2005
	(In millions)				
Consolidated Statements of Cash Flows Data:					
Net cash provided by (used in):					
Operating activities	$ (5.0)	$ 12.0	$(15.4)	$ 90.4	$(24.7)
Investing activities	(13.3)	(23.4)	41.0	(77.5)	—
Financing activities	(0.2)	(0.2)	1.9	4.2	10.3
Effect of exchange rate changes on cash	1.0	(2.8)	(1.3)	1.8	2.3
Increase (decrease) in cash and cash equivalents	$(17.5)	$(14.4)	$ 26.2	$ 18.9	$(12.1)

(1) Certain amounts have been revised. Refer to Note 1, "Summary of Significant Accounting Policies" for additional information.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of LeapFrog Enterprises, Inc. This MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements ("Notes") in Part II, Item 8 of this report.

OVERVIEW

We design, develop and market a family of innovative technology-based learning platforms and related proprietary content for infants to children twelve years old for use at home and in schools around the world. We have created more than 340 interactive software titles, covering important subjects such as phonics, reading, writing and math. In addition, we have a broad line of stand-alone educational products, or learning toys, that do not require the separate purchase of software and are generally targeted at children from infancy through age five. Our products are available in four languages and are sold globally through retailers, distributors and directly to schools. Our goal is to create educational products that kids love, parents trust and teachers value.

We generate revenue from selling platform hardware, including our Tag and Tag Jr. reading systems, our classic Leapster, Leapster2 and Didj educational gaming platforms, and our Clickstart: My First Computer and Zippity learning systems, along with a range of learning toys. We also generate revenue from the sale of a wide range of content for our platforms that we develop based on licensed characters or using LeapFrog-owned characters.

We introduced the LeapFrog Learning Path, a web-based service that helps parents track what their children are learning with our web-connected products, in the United States and Canada in 2008 and in early 2009 in the United Kingdom. Learning Path gives our consumers access to a variety of downloadable content and to online rewards programs that encourage learning. Learning Path also makes it easier for our consumers to "age up" with our products. Parents are able to "see the learning" and gain personalized insight into their child's learning progress. Many of our products, including the Tag reading system, launched in 2008, the Leapster2 handheld gaming system, launched in 2008, the Tag Junior reading system, launched in 2009, and My Pal Scout and My Pal Violet, also launched in 2009, are designed to connect to the Learning Path.

Our products compete most directly in the toy industry in the pre-school toy and electronic learning aids categories, both in the United States and in selected international markets. The educational toy category continues to attract new entrants as well as new innovative products, and competition is significant.

Our business is highly seasonal with a significant portion of our revenues occurring in the second half of the year. Given relatively low sales volumes in the first half of the year and the relatively fixed nature of many of our operating expenses, which occur fairly evenly throughout the year, our results of operations are generally stronger in our third and fourth quarters relative to our first and second quarters. Conversely, our cash flow from operations tends to be highest in the first quarter of the year when we collect the majority of our accounts receivable related to the prior year's fourth quarter sales. Cash flow from operations generally tends to be lowest in our third quarter, as accounts receivables collections taper off and we are building inventory in preparation for the fourth quarter holiday season. The reduction in cash flow in the third quarter generally means that our available cash is at its lowest point for the year in the first month of the fourth quarter.

This pattern differed in 2008 based on declines in sales in the fourth quarter of 2008 as a result of the global economic crisis. As retailers reacted to sharply declining consumer spending, our sales for the fourth quarter of 2008 were significantly below our expectations and constituted a substantially smaller percentage of our annual sales than fourth quarter sales had in previous years. Fourth quarter sales in 2007 were 41% of total sales for the year as compared to the same period of 2008 in which sales made up only 29% of total net sales for the year, a 24% decline year over year. In 2009, we returned to our normal seasonal pattern with fourth quarter sales making up 50% of total sales for the year.

In addition, weak retail consumer spending in the fourth quarter of 2008 generated unusually high retail inventory levels, which had an adverse impact on net sales for the first three quarters of 2009. Given the seasonality of our business, declines in sales in the third and fourth quarters generally have a disproportionate impact on our annual operating results for that year and for cash flows from operations at the beginning of the following year due to higher than anticipated retailer inventory levels. Stronger consumer demand during the fourth quarter of 2009 resulted in low retail inventory levels to close 2009. Although, in light of the current ongoing economic uncertainty, no assurance can be given, sales in the first quarter of 2010 should benefit as we anticipate increased shipments to replenish the lean retail inventories. Despite some signs of modest economic recovery, we may still face significant risk associated with reduced consumer spending. The potential business risk for us from macroeconomic conditions anticipated for 2010 is discussed further in Part II. Item 1A.—Risk Factors—*"Economic declines has have had a material adverse effect on our sales, and a slow recovery could prevent us from achieving our financial goals in 2010 and beyond,"* *"Retailer liquidity problems could harm our liquidity and financial results,"* and *"Our liquidity may be insufficient to meet the long-term or periodic needs of our business."*

Reducing our cost structure to remain competitive in a historically severe economic environment was a priority in 2009. For example, during the second quarter of 2009, we sublet a portion of our headquarter facilities in Emeryville, California. During the fourth quarter of 2009, we consolidated the administrative operations of our subsidiaries in France and the United Kingdom. Further, throughout the year we continued to automate and simplify our operational processes, reduced staffing levels, and spent less, and plan to continue spending less, on non-targeted advertising. Driving further cost efficiencies in 2010 will continue to be a high priority.

We intend to focus our spending resources on building out our core product lines and improving the marketability and scope of our content library. We invest in research and development of existing and new lines of business that we believe will contribute to our long-term growth and profitability. For example, we continue to invest in developing new hardware platforms and content based on the latest relevant technologies that impact both offline and online play experiences. We believe delivering innovative and high-value experiences that are fun and that facilitate learning in kids who play with our products is the key to our future growth.

Our strategic priorities for 2010 and beyond are to invest in the core categories of interactive reading, educational gaming, our learning toy line and in our Learning Path. Our marketing will be aimed at increasing consumer sales in each of these lines, driving content sales to be a greater percentage of our overall sales, and catalyzing new growth in the children's learning category. We launched new connected products and content in our reading and gaming lines, and we expanded our learning toy line in 2009. New learning toy products include our widely reviewed and relatively inexpensive Scout line of learning toys, and the Zippity learning system, a gaming system featuring full-body movement controls, which is our first co-branded product with Disney.

We organize, operate and assess our business in two primary operating segments: United States and International. Historically, we operated a School segment that sold products tailored for the United States educational market directly to schools, teacher supply stores and through catalogs and websites aimed at educators. During 2008, we significantly reduced our direct marketing to the educational channel, reduced headcount and direct facilities expenses accordingly, and transferred responsibility for this sales channel to the former U.S. Consumer operating segment. This modification is consistent with how the chief operating decision maker reviews performance, allocates resources and manages the business. Accordingly, we have consolidated and reclassified the results of the former U.S. Consumer and School segments into the United States segment for the fiscal years ended December 31, 2009, 2008 and 2007. See Note 19—*"Segment Reporting"* in our Consolidated Financial Statements included in this Form 10-K for certain detailed information on our segments and their financial results, our customers and our products for the fiscal years ended December 31, 2009, 2008 and 2007.

RESULTS OF OPERATIONS

Revisions for the Years Ended 2008 and 2007

Subsequent to the issuance of our September 30, 2009 unaudited consolidated financial statements, we determined there was an error in the way our stock plan management and reporting software was calculating stock-based compensation expense. We became aware of the error as a result of an upgrade to a newer version of the software, which calculated stock-based compensation expense amounts for prior periods that were different from those calculated using the older version. Specifically, the older software version we had been using calculated stock-based compensation expense by incorrectly applying a weighted average forfeiture rate to the vested portion of stock option awards until the grant's final vest date, rather than calculating stock-based compensation expense based upon the actual vested portion of the grant date fair value. As a result, stock-based compensation expense was understated in certain periods prior to the grant's final vest date. Consequently, revision of the errors in the calculation and recognition of stock-based compensation expense increased operating expenses, and therefore, increased net loss by $0.1 million, $1.2 million and $0.8 million, for the fiscal years ended December 31, 2008, 2007 and 2006, respectively.

We have determined that the impact of these errors is not significant to the previously issued annual and interim financial statements as defined by Accounting Standards Codification (ASC) Topic 250, "Accounting Changes and Error Corrections." The audited financial statements, related notes, tables and analyses for the years ended December 31, 2008 and 2007 have been revised in this Form 10-K filing. In addition, all references to results for the year ended December 31, 2006 have also been revised. All future filings, including interim financial statements, will be revised appropriately. Refer to Note 1, "Summary of Significant Accounting Policies" for more information.

SUMMARY OF CONSOLIDATED RESULTS FOR FISCAL YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

	2009	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
	(Dollars in millions)				
Net sales	$379.8	$459.1	$ 442.3	-17%	4%
Gross margin *	42%	40%	39%	2	1**
Operating expenses	166.4	241.7	275.6	-31%	-12%
Loss from operations	(8.4)	(60.2)	(102.3)	86%	41%
Net loss per share—basic and diluted	$ (0.04)	$ (1.07)	$ (1.62)	96%	34%

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Fiscal Year 2009 Compared to Fiscal Year 2008

Net sales for 2009 declined 17% from those recorded in 2008. The decline was driven primarily by the high 2008 year-end retail inventory levels and depressed consumer spending due to the weakened economy, which led to lower shipments for the first three quarters of 2009. The 2008 year-end retail inventory levels impacted all business lines, but had the most profound impact on the gaming business, including both platforms and software-related content. Net sales for 2009 included a negative impact from changes in currency exchanges rates of one percentage point.

Gross margin improved two percentage points in 2009 to 42% as a result of a higher proportion of sales of high-margin products and reductions in sales returns allowances due lower retail inventory levels and the fact that we had no charges in 2009 related to the Consumer Product Safety Improvement Act as compared to 2008. In addition, we reduced our allowance for defective products, as claims have trended lower than expected. These increases were offset in part by increased use of discounting and promotions in 2009.

Operating expenses decreased 31% in 2009 as compared to 2008, primarily due to reduced headcount, reductions in advertising, and lower bad debt expense. The number of total fulltime employees declined by 85, or 14%, from December 31, 2008 to December 31, 2009, due to a combination of reductions in force and the migration of certain aspects of our product development cycle to external parties. Advertising expense declined by 42%, driven by a reduction in the amount of television-based advertising and fewer new platform launches as compared to 2008. Finally, bad debt expense declined by $6.2 million, as the economy began to stabilize and fewer retailers declared bankruptcy as compared to 2008.

Basic and diluted net loss per share improved by $1.03 or 96% in 2009 as compared to 2008, reflecting primarily the decrease in our total net loss as well as a favorable tax benefit of $7.2 million in connection with the release of tax reserves based on expired statutes of limitations. The weighted average of basic and diluted common shares outstanding remained relatively level.

Fiscal Year 2008 Compared to Fiscal Year 2007

Net sales for 2008 increased by 4% from those recorded in 2007, primarily driven by the launch of several new product platforms including Tag, Leapster2 and Didj, the positive effect of which was partially offset by declining sales of our older products, some of which were being retired. Net sales for 2008 included a positive impact from changes in currency exchanges rates of one percentage point. Net sales related to new platform products and related content introduced in 2008 totaled approximately $121.2 million, or 26% of total net sales.

Gross margin percentage improved slightly in 2008 as compared to 2007 as new products launched in 2008 generally had higher margins and we did not experience the same level of asset write-offs as in 2007. Specifically, the large unamortized balances of the FLY Fusion-related assets were written down to reflect declining sales trends in 2007. These improvements to gross margin were partially offset by lower sales through the school channel, increased discounting, higher sales returns allowances related to weakening consumer demand and higher than expected retail inventory levels at the end of 2008, and costs associated with a voluntary recall of the Didj recharging station.

Operating expenses declined 12% in 2008 as compared to 2007 reflecting reduced headcount-related expenses and the absence of costs for legal settlements, offset slightly by an increase in bad debt expense. Over the past three years we have focused on reducing our cost structure through driving efficiencies. Total fulltime employees declined by 218, or 26%, from December 31, 2007 to December 31, 2008, due to a combination of reductions in force and the migration of certain aspects of our product development cycle to external parties. Legal costs were considerably lower in 2008 as 2007 included $11.4 million in patent defense and settlement expenses associated with a patent lawsuit. Bad debt expense increased by $5.3 million in 2008 due to several customer bankruptcies as well as an increase in the allowance for doubtful accounts given the weakening retail environment.

Our basic and diluted net loss per share improved by $0.55 in 2008 as compared to 2007 due primarily to the decrease in our total net loss, as the weighted average of basic and diluted common shares outstanding remained relatively level.

2010 Outlook

We expect continued, albeit modest, economic improvement in 2010, which should drive increased retail spending and stronger retail sales growth than we experienced in 2009. We believe additional factors, such as lean year-end 2009 retail inventory levels, our ability to leverage our Learning Path, new product introductions across all categories, and our entry into new distribution channels should accelerate 2010 net sales growth. Further, we expect that additional software-based content sales and our lower cost structure will result in positive operating income for 2010. However, our expectations for 2010 sales growth and operating income are subject to many uncertainties, including the timing and strength of any economic recovery and many other factors described below under "Risk Factors" in Item 1A of this Form 10-K, there can be no assurance that consumer demand for our products will improve in 2010 compared to 2009.

OPERATING EXPENSES

Selling, General and Administrative Expenses

Selling, general and administrative, or SG&A, expenses consist primarily of salaries and related employee benefits including stock-based compensation expense and other headcount-related expenses associated with executive management, finance, IT, facilities, human resources, other administrative headcount, legal and other professional fees, indirect selling expenses, marketing expenses, systems costs, rent, office equipment and supplies.

	2009	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
	(Dollars in millions)				
SG&A expense	$81.7	$114.8	$142.8	-29%	-20%
As a percent of net sales	22%	25%	32%	(3)	(7)*

* Percentage point increase (decrease)

Fiscal Year 2009 Compared to Fiscal Year 2008

SG&A expenses declined 29% during 2009, reflecting decreased headcount-related expenses and lower bad debt expense, offset in part by slightly higher severance expense than in 2008. Attrition and workforce reductions implemented during 2009 resulted in a 14% year-over-year decline in full time headcount, contributing to lower salary and bonus expenses. Bad debt expense declined by $6.2 million as the economy began to stabilize and fewer retailers declared bankruptcy in 2009.

Fiscal Year 2008 Compared to Fiscal Year 2007

SG&A expenses declined 20% during 2008, reflecting decreased headcount-related expenses and decreased legal fees and settlement expenses, offset slightly by higher bad debt expense and restructuring charges. Attrition and workforce reductions implemented during 2008 resulted in a 26% year-over-year decline in full time headcount. Legal fees and legal settlement expenses declined significantly due to the settlement reached in a patent lawsuit in 2007.

The 2008 decrease in employee-related expenses was partially offset by fourth quarter restructuring charges of $3.9 million, comprising $1.5 million in severance benefits and $2.4 million in costs associated with vacating space in Austin, Texas and part of our Emeryville, California facilities. Bad debt expense increased by $5.3 million in 2008 due to the escalating number of retailer bankruptcies in the US and the overall weakening financial environment in the fourth quarter of 2008.

Research and Development Expenses

Research and development, or R&D, expenses consist primarily of salaries, employee benefits, stock-based compensation and other headcount-related expenses associated with content development, product development, product engineering, third-party development and programming and localization costs to translate content for international markets. We capitalize external third-party costs related to content development, which are subsequently amortized into cost of sales in the statements of operations.

	2009	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
	(Dollars in millions)				
R&D expense	$35.0	$48.5	$59.4	-28%	-18%
As a percent of net sales	9%	11%	13%	(2)	(2)*

* Percentage point increase (decrease)

Fiscal Year 2009 Compared to Fiscal Year 2008

R&D expenses declined 28% in 2009, reflecting lower headcount-related expenses, lower web development and lower product development costs. Workforce reductions implemented in 2009 resulted in a 13% year-over-year decline in full time headcount contributing to lower salary and bonus expenses. Web development costs decreased in 2009 as compared to 2008; in 2008, we made significant investments to build out web capabilities supporting our connected product strategy. Finally, product development costs declined as our largest platform launch in 2009, Tag Jr., leveraged much of the underlying Tag platform technology developed in prior years.

Fiscal Year 2008 Compared to Fiscal Year 2007

R&D expenses decreased in 2008, reflecting improvements in our overall R&D process, increased reliance on third-party development partners and the timing of our platform development cycle. In 2007 we invested heavily in developing the Tag, Didj and Leapster2 platforms, while 2008 R&D activity was focused on developing content for these platforms.

Advertising Expenses

Advertising expense consists of costs associated with marketing, advertising and promoting our products, including customer-related discounts and promotional allowances.

	2009	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
	(Dollars in millions)				
Advertising expense	$39.3	$67.4	$64.0	-42%	5%
As a percent of net sales	10%	15%	14%	(5)	1*

* Percentage point increase (decrease)

Fiscal Year 2009 Compared to Fiscal Year 2008

Advertising expenses declined 42% in 2009 primarily as a result of our continued focus on efficient spending, given the expected net sales decline and fewer key product launches. More specifically, our marketing strategy leveraged less costly alternatives, such as direct-to-consumer marketing programs through the LeapFrog Learning Path, instead of traditional marketing programs.

Fiscal Year 2008 Compared to Fiscal Year 2007

Advertising expense increased 5% during 2008 to support the Tag, Leapster2 and Didj product launches.

Other Income (Expense)

The components of other income (expense) were as follows:

	2009	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
	(Dollars in millions)				
Other income (expense):					
Interest income	$ 0.6	$ 2.3	$ 6.9	-74%	-67%
Interest expense	(0.1)	(0.4)	(0.1)	75%	312%
Other, net	(2.0)	(8.2)	(3.2)	76%	-156%
Total	$(1.5)	$(6.3)	$ 3.6	-76%	-275%

Fiscal Year 2009 Compared to Fiscal Year 2008

Interest income declined in 2009 compared with 2008 due to lower average excess cash balances available for investment as well as lower interest rates in general.

The "other, net" category improved considerably as the fair value of our auction-rate securities (ARS) investment stabilized during the year, resulting in significantly lower impairment charges. This improvement was partially offset by higher bank commitment fee expense amortization associated with the renewal of our credit facility in August 2009.

Fiscal Year 2008 Compared to Fiscal Year 2007

Interest income declined in 2008 as compared to 2007, due both to lower average excess cash balances available for investment and a change in investment vehicles from a combination of money-market funds, commercial paper and other similar short-term instruments in 2007 to only money market funds invested in high quality short-term U.S. government obligations in 2008, which have lower yields due to their relatively low risk.

The "other, net" category consists primarily of impairment losses on our ARS, which losses increased in 2008 as the general economic uncertainty and adverse credit market conditions deepened, driving lower valuations of these securities.

SUMMARY OF RESULTS BY SEGMENT FOR FISCAL YEARS ENDED DECEMBER 31, 2009, 2008 and 2007

The net sales, gross margin, total operating expenses and operating loss amounts in this section are presented on a basis consistent with accounting principles generally accepted in the United States ("GAAP") and on an operating segment basis consistent with our internal management reporting structure. During 2008 we significantly reduced our direct marketing to the educational channel, reduced headcount and direct facilities expenses accordingly, and transferred responsibility for this sales channel to the former U.S Consumer operating segment. Accordingly, we consolidated our School segment into our U.S. Consumer segment, which was renamed the United States segment. All prior year School segment-related data has been combined into the United States ("U.S.") segment and prior period financial data has been recast to conform to the current presentation.

Certain corporate-level costs, including expenses related to corporate operations associated with broad-based sales and marketing, product support services, supply chain, human resources, legal, finance, information technology, corporate development and procurement activities, broad-based research and development costs, legal settlements and other corporate costs are charged entirely to our U.S. Segment, rather than allocated between the U.S. and International segments.

United States Segment

The U.S. Segment includes net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers, other retail stores and distributors, school-related distributors and resellers, and online store and other Internet-based channels.

	2009	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
	(Dollars in millions)				
Net sales	$306.5	$363.4	$ 338.9	-16%	7%
Gross margin *	41%	40%	40%	1	— **
Operating expenses	146.2	202.9	236.0	-28%	-14%
Loss from operations	$(18.5)	$(55.9)	$(100.9)	67%	45%

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Fiscal Year 2009 Compared to Fiscal Year 2008

Net sales decreased 16% in 2009 as compared with 2008, primarily due to the impact of high 2008 year-end retail inventory levels and suppressed consumer spending due to the weakened economy, as well as continued contraction of the education channel, offset by lower return-related expenses. The 2008 year-end retail inventory levels impacted all business lines, but had the most profound impact on the gaming business, including both platforms and software-related content.

Gross margin improved one percentage point in 2009 to 41% as a result of a higher proportion of sales of high-margin products and reductions in sales returns allowances due to lower retail inventory levels and the fact that we had no charges in 2009 related to the Consumer Product Safety Improvement Act as compared to 2008. In addition, we reduced our allowance for defective products, as claims have trended lower than expected.

Operating expense decreased 28% in 2009 as compared to 2008, primarily as a result of reduced headcount-related expenses in line with the continued focus on reducing our cost structure, significantly reduced television-based advertising in 2009 as compared to 2008, reduced advertising-related costs driven by fewer new platform launches in the year as compared to the prior year and lower bad debt expense. The total number of fulltime employees declined by 14% from December 31, 2008 to December 31, 2009, due to a combination of reductions in force and the migration of certain aspects of our product development cycle to external parties. Bad debt expense declined by $3.4 million as the economy began to stabilize and fewer retailers that sell our products declared bankruptcy compared to 2008.

Loss from operations improved 67% in 2009 as the net sales decline was largely offset by the significant decrease in operating expenses.

Fiscal Year 2008 Compared to Fiscal Year 2007

Net sales increased 7% in 2008 as compared to 2007, primarily due to key product launches in 2008 of Tag, Leapster2 and Didj and related content, and solid net growth in LeapFrog.com, offset by declining sales of older products such as the classic Leapster, LeapPad, Little Leaps, LeapTrack and other school market-related products.

Net sales related to new platform products and related content introduced in 2008 totaled approximately $104.5 million, or 29% of total 2008 United States net sales. Additionally, the ratio of platforms sold as a percentage of total net sales increased to 42% in 2008 as compared to 36% and 34% in 2007 and 2006, respectively. The increase in the ratio of platforms to net sales in 2008 was driven by the Tag, Leapster2 and Didj launches; typically, new platform-related software sales lag platform adoption for a period after the platform is initially released for sale.

Gross margin remained level at 40% year-over-year reflecting a number of offsetting factors. The 2008 gross margin benefited from sales of new, higher margin products launched during the year, lower asset write-offs than those experienced in 2007, specifically the FLY Fusion assets which were written down to reflect declining sales trends in 2007, and reductions in the allowances for unclaimed reimbursements due to customers under promotional and co-operative advertising agreements. These improvements were essentially offset by lower sales through the school channel, increased discounting and higher sales returns allowances related to weakening consumer demand and higher than expected retail inventory levels at the end of 2008 and costs associated with a voluntary recall of the Didj recharging station.

Loss from operations improved, reflecting the net sales increase and a decline in operating expenses. The decrease in operating expenses is largely a result of lower headcount-related expenses due to headcount reductions and lower legal and settlement costs in 2008.

International Segment

The International segment includes the net sales and related expenses directly associated with selling our products to national and regional mass-market and specialty retailers and other outlets through the LeapFrog offices in the United Kingdom, France, Canada and Mexico as well as through distributors in markets such as Spain, Germany and Australia.

	2009	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
			(Dollars in millions)		
Net sales	$73.3	$95.7	$103.4	-23%	-7%
Gross margin *	41%	36%	37%	5	(1)**
Operating expenses	20.2	38.8	39.6	-48%	-2%
Income (loss) from operations	$10.1	$ (4.3)	$ (1.4)	335%	-207%

* Gross profit as a percentage of net sales

** Percentage point change in gross margin

Fiscal Year 2009 Compared to Fiscal Year 2008

Net sales decreased 23% in 2009 from 2008, primarily due to the management's focus on profitability as well as the negative impact of higher than expected 2008 year-end retail inventory levels and suppressed consumer spending due to the weakened economy. Net sales for 2009 included a negative impact from changes in currency exchanges rates of two percentage points.

Gross margin improved five percentage points during 2009 due a higher proportion of sales of high-margin products and a reduction in our allowance for defective products, as claims have trended lower than expected, offset in part by increased discounting and promotions.

Operating expense decreased 48% in 2009 as compared to 2008, driven primarily by reduced headcount, reductions in advertising, and lower bad debt expense. The total number of fulltime international employees declined by 16% from December 31, 2008 to December 31, 2009, due to a combination of reductions in force and the consolidation of the administrative operations of our subsidiaries in France and the United Kingdom. The decline in advertising expense was driven by a reduction in television-based advertising and fewer new platform launches as compared to 2008. Bad debt expense declined by $2.8 million as the worldwide economy began to stabilize and fewer international retailers encountered liquidity problems or declared bankruptcy compared to 2008.

Income (loss) from operations improved significantly in 2009 as compared to 2008 as the gross margin improvement and significant decrease in operating expenses offset the decrease in net sales.

Fiscal Year 2008 Compared to Fiscal Year 2007

International segment net sales constituted 21% of LeapFrog's total 2008 net sales as compared to 23% in 2007. Net sales decreased 7% in 2008 as compared to 2007, primarily due to declining sales of our mature and retiring products, partially offset by the launches of Tag in selected markets, and of Leapster2 during the third quarter of 2008. Net sales for 2008 included a positive impact from changes in currency exchanges rates of four percentage points. The sales declines were broad-based. Declines in our European markets were attributable to lower sales of older products, the effects of which were only partially offset by first year sales of Tag. Our Asian market sales declined significantly in 2008 as our new products were not introduced in those markets in 2008. We experienced only modest growth in the Mexico and Canadian markets.

Our gross margin percentage remained relatively constant, decreasing one percentage point in 2008. Although during the second half of 2008 there was an increase in sales of higher gross margin products, this improvement was offset by a weighted average decline in the value of the dollar during the fourth quarter of approximately 20%. The most significant decline in the dollar was against certain Asian currencies.

The increase in our loss from operations reflected declining net sales.

INCOME TAXES

Our income taxes (benefit) provision and our effective tax rates were $(7.2) million, $1.9 million and $3.7 million, and (72.8)%, 2.8 % and 3.8 % for the years ended December 31, 2009, 2008 and 2007, respectively. Our pretax losses were $9.9 million, $66.5 million and $98.8 million for the same periods, respectively. Calculation of the effective tax rates for all periods included a non-cash valuation allowance recorded against our domestic deferred tax assets.

The 2009 income tax benefit was largely related to the release of tax reserves due to expiring statutes of limitation. The income tax expense in 2008 and 2007 was primarily attributable to our foreign operations, which were offset partially by a US federal income tax refund. In 2008 we received an income tax refund from the IRS in settlement of an audit related to our research and development carry back claims for the years 2001 through 2003. The total 2008 tax benefit attributable to this refund was $1.9 million, including interest paid by the IRS.

LIQUIDITY AND CAPITAL RESOURCES

Financial Condition

Cash and cash equivalents totaled $61.6 million and $79.1 million at December 31, 2009 and 2008, respectively. In line with our investment policy, all cash equivalents were invested in money market funds that held only high-grade United States government obligations at December 31, 2009.

As of December 31, 2009, we held $3.7 million, stated at fair value, in long-term investments in auction rate securities. The uncertainties in the credit and financial markets since the fourth quarter of 2007 have prevented us from fully liquidating our ARS holdings as the number of securities submitted for sale in periodic auctions has exceeded the number of purchase orders. In the fourth quarter of 2009, we were able to tender a portion of our ARS holdings with original par value of $2.0 million. The fair value of our remaining ARS investment has declined by $8.3 million from its original par value of $12.0 million. Due to the illiquidity of these investments, we have not included and do not intend, for the foreseeable future, to include them as potential sources of liquidity in our future cash flow projections. Thus, we do not anticipate that future declines in value, if any, will have an adverse impact on our future ability to support operations and meet our obligations as they come due. Because the fair value of $3.7 million for the auction rate securities investment constitutes only 1.2% of our total assets at December 31, 2009, we also do not anticipate any material adverse impact on our overall capital position should the fair value of these investments decline to zero.

As of September 30, 2009, our agreements with contract manufacturers were modified such that title and risk of loss now transfer upon delivery of finished goods. Because we no longer hold title to any work-in-progress inventory, our overall inventory balance is, and will continue to be, lower than it would have been had we not modified our agreements.

We have an asset-backed revolving credit facility, which is discussed in more detail below, with a potential borrowing availability of $75.0 million. There were no borrowings outstanding on this line of credit at December 31, 2009.

Our accumulated deficit of $187.3 million at December 31, 2009 is not expected to impact our future ability to operate, given our anticipated cash flows from operations, our strong cash position and the availability of our credit facility.

Future capital expenditures are planned to be primarily for new product development and purchases related to the upgrading of our information technology capabilities. We expect that capital expenditures in 2010, including those for capitalized content and website development costs, will be funded with cash flows generated by operations and will remain lower than in prior years. Capital expenditures were $14.3 million, $23.4 million and $26.6 million in 2009, 2008 and 2007, respectively.

We believe that cash on hand, cash flow from operations and amounts available under our revolving credit facility will provide adequate funds for our foreseeable working capital needs and planned capital expenditures over the next twelve months. Our 2010 strategies for capital expenditures will be focused on driving sales of our learn-to-read and educational gaming market platforms, introducing additional connected products, expanding our content library, establishing parents' familiarity with the Learning Path and expanding our online play components. Our ability to fund our working capital needs and planned capital expenditures, as well as our ability to comply with all of the financial covenants of our credit facility, depend on our future operating performance and cash flows, which in turn are subject to prevailing economic conditions, including the limited availability of capital in light of the current economic downturn, and to financial, business and other factors, some of which are beyond our control.

Changes in Cash Flows

The table below shows our sources and uses of cash for the three fiscal years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007	% Change 2009 vs. 2008	% Change 2008 vs. 2007
	(Dollars in millions)				
Cash flows provided by (used in):					
Operating activities	$ (5.0)	$ 12.0	$(15.4)	-142%	178%
Investing activities	(13.3)	(23.4)	41.0	43%	-157%
Financing activities	(0.2)	(0.2)	1.9	0%	-111%
Effect of exchange rate fluctuations on cash	1.0	(2.8)	(1.3)	136%	-115%
Increase (decrease) in cash and cash equivalents	$(17.5)	$(14.4)	$ 26.2	-22%	-155%

Fiscal Year 2009 Compared to Fiscal Year 2008

Net cash flow from operations in 2009 declined by $17 million from 2008 as a result of a higher proportion of net sales in the fourth quarter of 2009, and the relative timing of sales within the fourth quarter. Net sales in the fourth quarter of 2009 increased 37% over the same period of 2008, with a significant portion of the sales occurring later in the quarter compared to the same period of 2008. While net inventory declined by $29.0 million as a result of the stronger 2009 fourth quarter sales and effective production management, net accounts receivable increased by $57.5 million. Given that a majority of the sales occurred later in the quarter, a larger proportion of 2009 sales were not due until 2010 as compared to sales at the end of 2008.

Net cash flow used in investing activities decreased by $10 million in 2009 driven by reductions in capital expenditures, principally property and equipment and capitalized content, as well as proceeds received from the sale of part of our investment in ARS.

Fiscal Year 2008 Compared to Fiscal Year 2007

Net cash flow from operations in 2008 improved over 2007 by $27.4 million. A primary contributor to the improvement in 2008 over 2007 was the $34.1 million decrease in our net loss from 2007 to 2008. Other significant operating cash flow changes included: an increase in 2008 of $27.0 million in accounts receivable-related allowances which included the amounts attributable to the effects of the 2008 financial crisis on our business, primarily the allowances for bad debts, sales and product returns; a decrease in inventories of $28.9 million in 2008, primarily attributable to increased allowances for potential product returns including those affected by the 2008 CPSIA safety regulations and a $30.2 million decrease in accrued liabilities and deferred revenue in 2008 caused by lower accruals for employee bonuses, legal settlement expenses and general marketing expenses in 2008.

Net cash flow used in investing activities increased by $64.3 million in 2008 as net proceeds from the sales and purchases of investments declined by $67.6 million, offset by a $3.3 million decline in capital expenditures.

Net cash used by financing activities increased by $2.1 million as proceeds from stock option exercises and employee stock purchase plans declined significantly due to the deteriorating stock price in 2008 which depressed stock purchases.

Seasonal Patterns of Cash Provided By or Used in Operations

The table below shows our seasonal patterns of cash flow provided by (used in) operations by quarter for the fiscal years ended December 31, 2009, 2008 and 2007.

	2009	2008	2007
	(Dollars in millions)		
1st quarter	$ 10.1	$ 18.1	$ 49.6
2nd quarter	(20.6)	(30.7)	(37.6)
3rd quarter	(39.8)	(35.4)	(52.4)
4th quarter	45.3	60.0	25.0
Total, net for fiscal year	$ (5.0)	$ 12.0	$(15.4)

Generally, our cash flow from operations tends to be highest in the first quarter of the year when we collect the majority of our accounts receivable booked in the fourth quarter of the prior year. Cash flow used in operations tends to be highest in our third quarter, as collections from prior accounts receivables taper off and we invest heavily in inventory in preparation for the fourth quarter holiday season. Cash flow generally turns positive again in the fourth quarter as we start to collect on the current holiday season accounts receivables.

Our 2008 quarterly cash flows also did not fully conform to our historical pattern. Net sales fell on a year-over-year basis from 2005 through 2007. This resulted in a decline in cash collected from accounts receivable from year to year for the three-year period, negatively impacting cash flows in the first quarter of each subsequent year. In 2008, this net sales-related cash flow decline was partially offset during the fourth quarter as we tightened our cash management practices in response to the economic crisis, resulting in an increase in accounts payable of approximately $10 million at the end of 2008 as compared to the end of 2007. Thus, cash flow provided by operations was higher in the fourth quarter of 2008 than in the first quarter of 2009.

Line of Credit and Borrowing Availability

On August 13, 2009, we, certain financial institutions ("Lenders") and Bank of America, N.A., as agent for the Lenders (the "Agent") entered into an Amended and Restated Loan and Security Agreement for a $75.0 million asset-based revolving credit facility ("Loan Agreement"). The maturity date of the facility is August 13, 2012, at which time any borrowings under the facility must be repaid. We may make voluntary prepayments of borrowings at any time. Provided there is no default under the Loan Agreement and subject to availability of additional credit, we may elect, without the consent of any of the Lenders, to increase the size of the credit facility under the Loan Agreement up to an aggregate of $150.0 million. The borrowing availability varies according to the levels of our eligible accounts receivable, eligible inventory and cash and investment securities deposited in secured accounts with the administrative agent or other lenders. Availability under this agreement was $75.0 million, and we had no borrowings outstanding as of December 31, 2009.

This new credit facility supersedes and replaces our previous $100.0 million credit facility dated November 8, 2005 which would have otherwise expired in November 2010 and was terminated as of August 13, 2009 in connection with signing of the Loan Agreement.

The Loan Agreement includes the following terms, which are substantially similar to those of the Terminated Agreement:

- The borrowing availability varies according to the levels of our accounts receivable, inventory, and cash and investment securities deposited in secured accounts with the Agent or other Lenders. Subject to the level of this borrowing base, we may make and repay borrowings from time to time until the maturity of the facility.
- The interest rate is, at our election, the Agent's prime rate (or base rate) or a LIBOR rate defined in the Loan Agreement, plus, in each case, an applicable margin. The applicable margin for a loan depends on the average daily availability for the most recent fiscal quarter and the type of loan
- The Loan Agreement contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; change-in-control provisions and the invalidity of the guaranty or security agreements. If any event of default under the Loan Agreement occurs, the Agent or the other Lenders may terminate their respective commitments, declare immediately due all borrowings under the facility and foreclose on the collateral. A cross-default provision applies if a default occurs on other indebtedness in excess of $5.0 million and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate.
- We have granted a security interest in substantially all of our assets to the Agent as security for its obligations under the facility.
- We are required to maintain a ratio of EBITDA to fixed charges, each as defined in the Loan Agreement, of at least 1.1 to 1.0 when the covenant is required to be tested (compared to 1.0 to 1.0 under the Terminated Agreement). As with the Terminated Agreement, the ratio is measured only if certain borrowing-availability thresholds are not met.

Under the Loan Agreement for the new credit facility, the interest rate is, initially, for LIBOR rate loans, 4.00% over the LIBOR rate or, for base rate loans, 3.00% over the Agent's prime rate. After six months, the interest rate will vary based on borrowing availability.

Contractual Obligations and Commitments

We have no off-balance sheet arrangements.

We conduct our corporate operations from leased facilities and rent equipment under operating leases. Generally, these have initial lease periods of three to twelve years and contain provisions for renewal options of five years at market rates. We account for rent expense on a straight-line basis over the term of the lease. The following table summarizes our outstanding long-term contractual obligations at December 31, 2009.

	Contractual Obligations at December 31, 2009				
	Payments Due by Period				
	(Dollars in millions)				
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
Operating leases	$29.4	$ 8.0	$12.5	$ 3.9	$ 5.0
Royalty guarantees	19.0	7.2	11.8	—	—
Total	$48.4	$15.2	$24.3	$ 3.9	$ 5.0

At December 31, 2009, we had no outstanding borrowings or letters of credit under our asset-backed line of credit facility with Bank of America, N.A. At December 31, 2009, we had $75.0 million of potential availability on the line. In addition, we had commitments to purchase inventory totaling approximately $42.3 million at December 31, 2009.

CRITICAL ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP" or "GAAP"). Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We believe that certain accounting policies, which we refer to as critical accounting policies, are particularly important to the portrayal of our financial position and results of operations and require the use of significant estimates and the application of significant judgment by our management. On an on-going basis, we evaluate our estimates, particularly those related to our critical accounting policies.

The following discussion highlights those policies and the underlying estimates and assumptions, which we consider critical to an understanding of the financial information in this report.

Revenue Recognition, Allowance for Doubtful Accounts, and Other Revenue Reserves

Revenue derived from sales of our technology-based learning products and related proprietary content is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. For online content downloads, delivery is considered to occur when the download occurs. For professional training services, delivery is considered to occur when the training has been performed. Net sales represent gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns and other sales allowances for customer promotions. A small portion of our revenue related to subscriptions is recognized as revenue over the period of the subscription.

The accounts receivable balance is reduced by an allowance for amounts we believe may become uncollectible. Determining the amounts that may become uncollectible requires judgment, the result of which may have a significant effect on the amounts reported in accounts receivable. This allowance is an estimate based primarily on our management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. If changes in the economic climate or in the financial condition of any of our customers impair or improve their ability to make payments, adjustments to the allowances may be required.

We provide estimated allowances against accounts receivable and revenue for product returns, defective products, charge-backs, promotions and cooperative advertising arrangements with customers in the same period that we record the related revenue. The allowances are estimated utilizing historical information, maximum known exposures and other available information including current retailer inventory levels, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors.

Accounts receivable are reported on the balance sheet net of all provided allowances. Our provision for bad debts in 2009 was $1.2 million as compared to $5.0 million in 2008.

Fair Value of Financial Instruments

Fair value is defined by authoritative guidance as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the factors market participants would use in valuing the asset or liability. The authoritative guidance establishes three levels of inputs that may be used to measure fair value:

Level 1: Unadjusted quoted market prices for identical assets or liabilities in active markets that we have the ability to access.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, default rates, etc.) or can be corroborated by observable market data.

Level 3: Valuations based on models where significant inputs are not observable. The unobservable inputs reflect our assumptions about the assumptions that market participants would use.

Our Level 1 assets consist of money market funds and certificates of deposit with original maturities of three months or less. These assets are considered highly liquid and are stated at cost which approximates market value. Our Level 2 assets and liabilities consist of outstanding foreign exchange forward contracts with maturities of approximately one month used to hedge its exposure to certain foreign currencies including the British Pound, Canadian Dollar, Euro, and Peso. Our Level 3 assets consist of investments in auction rate securities (ARS). Currently, there is no active market for these securities; therefore, they do not have readily determinable market values. We have engaged a third-party valuation firm to estimate the fair value of the ARS investments using a discounted cash flow approach, which is corroborated by a separate and comparable discounted cash flow analysis prepared internally. The assumptions used in preparing the discounted cash flow model are based on data available as of the last day of the reporting period and include estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. Given the current market environment, these assumptions are volatile and subject to change, and therefore could result in significant changes to the estimated fair value of our ARS. In 2009 and 2008 we recognized losses on our ARS of $0.4 million and $6.0 million, respectively.

Inventory Valuation

Inventories are stated on a first-in, first-out basis at the lower of cost or market value. Inventory valuation primarily involves our management's estimation of slow-moving, obsolete or excess products. Our estimate of the write-down for slow-moving, excess and obsolete inventories is based on our management's review of on-hand inventories compared to their estimated future usage, product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for our products and anticipated product selling prices were less favorable than those projected by our management, additional inventory write-downs would be required resulting in a negative impact on our gross margin. We monitor the estimates of inventory write-downs on a quarterly basis. When considered necessary, we make additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of goods sold. Inventories included write-downs for slow-moving, excess and obsolete inventories of $4.0 million and $10.6 million at December 31, 2009 and 2008, respectively.

Capitalization of Content Development Costs

We capitalize certain external costs related to the development of content for our learning products once technological feasibility has been established for the related projects. Our capitalized external costs generally relate to design, artwork, animation, layout, editing, voice, audio and software included in the learning products. We evaluate the future recoverability of capitalized content on a quarterly basis. Capitalized costs for products that are cancelled, abandoned or otherwise deemed impaired are charged to expense in the period of cancellation. Our evaluation in 2009 resulted in very few impairments while the 2008 evaluation identified capitalized costs related to several platforms that had recently been retired or discontinued. Accordingly, we accelerated the amortization of these costs, resulting in an increase in cost of sales in the United States reporting unit of $0.3 million, $2.2 million, and$1.7 million in 2009, 2008 and 2007, respectively.

We also capitalize external website development costs, which presently comprise primarily third-party costs related to developing applications that are an integral component of certain products we market, as well as some costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates. We evaluate the future recoverability of website costs on a quarterly basis and if an impairment loss is considered to have occurred during the period, the loss is recorded in the statement of operations in the same period.

Our evaluations of capitalized content and website costs require us to make complex and subjective judgments, using currently available data as well as projections about the potential impact of possible future events and conditions, which judgments and projections are inherently uncertain. If future events and conditions do not meet expectations, we make additional adjustments to reduce the expected realizable value of the assets, with corresponding increases to cost of sales. Capitalized content and website costs are both included in "Capitalized product costs" on the balance sheet.

Goodwill and Other Intangible Assets

We evaluate goodwill for impairment at the end of each fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the applicable reporting unit below its carrying value. These events or circumstances could include a significant change in the business climate, legal factors or operating performance indicators. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities including goodwill to those reporting units, and determination of the fair value of each reporting unit. The fair value of each reporting unit is estimated using a combination of a market approach and a discounted cash flow methodology. The market approach requires considerable judgment in selecting comparable companies and estimating the multiples of revenues implied by their market values. The discounted cash flow methodology requires management to exercise judgment in selecting an appropriate discount rate and in making numerous assumptions in order to develop future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future sales of our products, which are inherently difficult to predict. This is especially true when a significant portion of our future net sales is expected to be generated by both mature products as well as products introduced in 2009 and planned to be introduced in 2010. After analyzing our goodwill at December 31, 2009 and 2008, we concluded no impairment charge was required in either period. At December 31, 2009 and 2008 we had $22.2 million and $22.6 million of goodwill and other intangible assets, respectively.

Income Taxes

We account for income taxes using the liability method. We calculate our deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, using enacted tax rates and laws that we expect will be in effect when the differences are expected to reverse. In determining our income tax assets and liabilities we make significant estimates and judgments in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact our financial position, results of operations or cash flows. We provide valuation allowances when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determining whether a valuation allowance is warranted requires judgment about factors such as prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset. Our financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. Our tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, that cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution. Such adjustments could have a material impact on our financial position, results of operations or cash flows.

Stock-based Compensation

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized in compensation expense over the requisite service period. Determining the fair value of stock-based compensation awards at grant date requires significant judgment and estimates regarding valuation variables such as volatility, expected forfeiture rates and the expected term of the awards. Stock-based compensation expense may be significantly affected by changes in our stock price, our actual forfeiture rates and the extent of future grants of equity awards. If actual results differ significantly from our estimates, stock-based compensation expense and our results of operations could be materially affected.

Recent Accounting Pronouncements

On July 1, 2009, the FASB Accounting Standards Codification (ASC) became the exclusive reference for nongovernmental accounting principles generally accepted in the United States for use in financial statements issued for interim and annual periods ended after September 15, 2009, except for SEC rules and interpretive releases, which also are authoritative GAAP for SEC registrants. Accordingly, all references to legacy guidance issued under previously recognized authoritative literature have been removed or replaced by the relevant sections of the ASC.

Recently Adopted Guidance

In April of 2009, the FASB issued guidance codified within ASC 320 "Investments – Debt and Equity Securities" (ASC 320). This guidance amended the other-than-temporary impairment guidance in ASC 320 for debt securities to make it more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The guidance did not amend existing recognition and measurement guidance related to other-than-temporary impairment of equity securities. It was effective for interim reporting periods ending after June 15, 2009. Adoption of this guidance in the second quarter of 2009 had an immaterial impact on the way we record the credit portion of other-than-temporary impairments related to its investments in auction rate securities.

In May of 2009, the FASB issued guidance codified within ASC 855 "Subsequent Events." This guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim or annual reporting periods ending after June 15, 2009. Adoption of this guidance in the second quarter of 2009 did not impact our consolidated financial statements but did require additional disclosures.

Recently Issued Accounting Guidance Not Yet Adopted

In January of 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, "Fair Value Measures and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." This guidance is intended to improve transparency with respect to recurring and nonrecurring fair value measurements through new disclosure requirements for transfers in and out of Level 1 and Level 2 and for activity in Level 3. Clarification of existing disclosure requirements is also provided. A majority of this guidance will be effective for interim or annual reporting periods ending after December 15, 2009. The remainder of the guidance will be effective for fiscal and interim periods beginning after December 31, 2010. Adoption of this guidance in 2010 and 2011 is not expected to impact our consolidated financial statements but may require additional disclosures.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We develop products in the United States and market our products primarily in North America and, to a lesser extent, in Europe and the rest of the world. We are billed by and pay our third-party manufacturers in United States dollars ("USD"). Sales to our international customers are transacted primarily in the country's local currency. As a result, our financial results have been and are expected to continue to be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets.

We manage our foreign currency transaction exposure by entering into short-term forward contracts. The purpose of this hedging program is to minimize the foreign currency exchange gain or loss reported in our financial statements. The table below shows the results of our hedging program for the fiscal years ended December 31, 2009, 2008 and 2007.

(Dollars in thousands)	Years Ended December 31,		
	2009	2008	2007
Gains (losses) on foreign exchange forward contracts	$ (55)	$ 874	$(2,967)
Gains (losses) on underlying transactions denominated in foreign currency	(404)	(2,092)	2,964
Net losses	$(459)	$(1,218)	$ (3)

Our foreign exchange forward contracts generally have original maturities of one month or less. A summary of all foreign exchange forward contracts that were outstanding as of December 31, 2009 and 2008 follows:

	2009			2008		
	Average Forward Exchange Rate per $1	Notional Amount in Local Currency (1)	Fair Value of Instruments in USD (2)	Average Forward Exchange Rate per $1	Notional Amount in Local Currency (1)	Fair Value of Instruments in USD (2)
Currencies:						
British Pound (USD/GBP)	1.615	628	$(11)	1.435	4,238	$ 55
Euro (USD/Euro)	1.435	4,113	171	1.388	6,381	303
Canadian Dollar (CAD/USD)	1.048	5,586	(4)	1.236	4,476	72
Mexican Peso (MXP/USD)	13.065	11,115	4	13.960	33,409	110
Total fair value of instruments in USD			$160			$540

(1) In thousands of local currency

(2) In thousands of USD

Cash and cash equivalents are presented at fair value on our balance sheet. We invest our excess cash in accordance with our investment policy. At December 31, 2009 and 2008 our cash was invested primarily in high-grade U.S. government obligations and money market funds.

We experience interest rate risk and impairment risk only on our long-term investment in auction rate securities, as we have no long-term borrowings. Due to the financial market collapse that commenced in the fourth quarter of 2007, the fair value of our remaining ARS investment has declined by $8.3 million from its original par value of $12.0 million. We evaluate this investment on a quarterly basis and will continue to recognize impairment losses in the statements of operations, if and when they occur.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

LEAPFROG ENTERPRISES, INC.
FORM 10-K
Index to Consolidated Financial Statements
For the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
LeapFrog Enterprises, Inc.

We have audited the accompanying consolidated balance sheets of LeapFrog Enterprises, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the index at Item 15. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of LeapFrog Enterprises, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

As discussed in Note 8 to the consolidated financial statements, the Company adopted the guidance originally issued in Statement of Financial Accounting Standards Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (codified in ASC Topic 740, Income Taxes) effective January 1, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
February 22, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
LeapFrog Enterprises, Inc.

We have audited LeapFrog Enterprises, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). LeapFrog Enterprises, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LeapFrog Enterprises, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets, as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2009 of LeapFrog Enterprises, Inc. and our report dated February 22, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California
February 22, 2010

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	December 31,	
	2009	2008 (1)
ASSETS		
Current assets:		
Cash and cash equivalents	$ 61,612	$ 79,101
Accounts receivable, net of allowances for doubtful accounts of $1,119 and $3,872 respectively	147,378	89,918
Inventories	28,180	56,937
Prepaid expenses and other current assets	7,378	10,822
Deferred income taxes	2,066	3,189
Total current assets	246,614	239,967
Long-term investments	3,685	4,962
Deferred income taxes	1,263	497
Property and equipment, net	14,268	19,611
Capitalized product costs, net	14,917	16,227
Goodwill	19,549	19,549
Other assets	5,699	5,260
Total assets	$ 305,995	$ 306,073
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 58,263	$ 55,098
Accrued liabilities	39,821	44,596
Income taxes payable	242	229
Total current liabilities	98,326	99,923
Long-term deferred income taxes	12,745	22,404
Other long-term liabilities	2,231	3,820
Stockholders' equity:		
Class A Common Stock, par value $0.0001 Authorized—139,500 shares; Issued and outstanding: 36,894 and 36,627, respectively	4	4
Class B Common Stock, par value $0.0001 Authorized—40,500 shares; Issued and outstanding: 27,141 and 27,141, respectively	3	3
Treasury stock	(185)	(185)
Additional paid-in capital	380,040	366,798
Accumulated other comprehensive income (loss)	158	(2,055)
Accumulated deficit	(187,327)	(184,639)
Total stockholders' equity	192,693	179,926
Total liabilities and stockholders' equity	$ 305,995	$ 306,073

(1) Certain amounts have been revised for insignificant errors. Refer to Note 1, "Summary of Significant Accounting Policies" for additional information.

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2009	**2008 (1)**	**2007 (1)**
Net sales	$379,834	$459,059	$ 442,271
Cost of sales	221,827	277,574	268,965
Gross profit	158,007	181,485	173,306
Operating expenses:			
Selling, general and administrative	81,702	114,811	142,789
Research and development	34,981	48,473	59,371
Advertising	39,331	67,361	64,013
Depreciation and amortization	10,406	11,044	9,464
Total operating expenses	166,420	241,689	275,637
Loss from operations	(8,413)	(60,204)	(102,331)
Other income (expense):			
Interest income	556	2,294	6,867
Interest expense	(60)	(349)	(111)
Other, net	(1,959)	(8,221)	(3,178)
Total other income (expense)	(1,463)	(6,276)	3,578
Loss before income taxes	(9,876)	(66,480)	(98,753)
Provision for (Benefit from) income taxes	(7,188)	1,874	3,723
Net loss	$ (2,688)	$ (68,354)	$(102,476)
Net loss per share:			
Class A and B—basic and diluted	$ (0.04)	$ (1.07)	$ (1.62)
Weighted average shares used to calculate net loss per share:			
Class A and B—basic and diluted	63,914	63,641	63,361

(1) Certain amounts have been revised for insignificant errors. Refer to Note 1, "Summary of Significant Accounting Policies" for additional information.

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Years Ended December 31,		
	2009	2008 (1)	2007 (1)
Common stock and paid-in capital:			
Balance, beginning of year:			
Class A shares	$ 4	$ 4	$ 4
Class B shares	3	3	3
Treasury stock	(185)	(185)	(185)
Paid-in capital	366,798	355,900	344,192
Total, beginning of year	366,620	355,722	344,014
Class A common shares issued upon exercise of employee stock-based awards and purchases made under the employee purchase plan	77	624	2,836
Net cash paid for payroll taxes on restricted stock unit releases	(275)	(840)	(921)
Stock-based compensation expense	10,696	11,109	10,672
Other	2,744	5	(879)
Balance common stock and paid-in capital, end of year	379,862	366,620	355,722
Accumulated other comprehensive income (loss):			
Balance, beginning of year	(2,055)	4,036	3,122
Cumulative translation adjustment	2,006	(6,689)	1,512
Temporary impairment gain (loss) on investment in auction rate securities	207	598	(598)
Balance accumulated other comprehensive income (loss), end of year	158	(2,055)	4,036
Accumulated deficit:			
Balance, beginning of year	(184,639)	(116,285)	(13,174)
Cumulative effect of adopting ASC 740	—	—	(635)
Net loss	(2,688)	(68,354)	(102,476)
Balance accumulated deficit, end of year	(187,327)	(184,639)	(116,285)
Total stockholders' equity, end of year	$ 192,693	$ 179,926	$ 243,473

(1) Certain amounts have been revised for insignificant errors. Refer to Note 1, "Summary of Significant Accounting Policies" for additional information.

See accompanying notes

LEAPFROG ENTERPRISES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2009	2008 (1)	2007 (1)
Operating Activities:			
Net loss	$ (2,688)	$(68,354)	$(102,476)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	20,495	22,954	19,610
Unrealized foreign exchange (gain) loss	(1,940)	3,146	2,448
Deferred income taxes	(7,351)	(68)	(2,314)
Stock-based compensation expense	10,696	11,109	10,672
Impairment of investment in auction rate securities	431	6,561	2,477
Loss on disposal of long-term assets	1,100	434	2,014
Allowance for doubtful accounts	(1,194)	5,045	(286)
Other changes in operating assets and liabilities:			
Accounts receivable, net	(54,746)	27,750	4,324
Inventories	29,328	(7,919)	20,784
Prepaid expenses and other current assets	3,605	8,950	(2,252)
Other assets	(824)	1,860	4,985
Accounts payable	2,496	11,463	148
Accrued liabilities	(5,368)	(11,773)	18,655
Long-term liabilities	(988)	3,785	2,768
Income taxes payable	13	155	(631)
Other	1,941	(3,140)	3,642
Net cash provided by (used in) operating activities	(4,994)	11,958	(15,432)
Investing activities:			
Purchases of property and equipment	(6,345)	(11,434)	(17,382)
Capitalization of product costs	(7,977)	(11,863)	(9,243)
Purchases of other long-term intangible assets	(235)	—	—
Purchases of investments	—	—	(460,329)
Sales of investments	1,282	—	527,949
Net cash provided by (used in) investing activities	(13,275)	(23,297)	40,995
Financing activities:			
Proceeds from stock option exercises and employee stock purchase plans	77	624	2,836
Net cash paid for payroll taxes on restricted stock unit releases	(275)	(840)	(921)
Borrowing on line of credit	—	30,000	—
Paydowns on line of credit	—	(30,000)	—
Net cash provided by (used in) financing activities	(198)	(216)	1,915
Effect of exchange rate changes on cash	978	(2,804)	(1,332)
Net change in cash and cash equivalents for the period	(17,489)	(14,359)	26,146
Cash and cash equivalents at beginning of period	79,101	93,460	67,314
Cash and cash equivalents at end of period	$ 61,612	$ 79,101	$ 93,460
Supplemental Disclosures of Cash Flow Information			
Cash paid during year for:			
Interest expense	$ 117	$ 247	$ —
Income taxes, net of refunds	(164)	(5,654)	3,727
Non-cash investing and financing activities:			
Temporary gains (losses) on auction rate securities, net	$ 435	$ 598	$ (598)
Assets acquired under capital lease	—	—	58

(1) Certain amounts have been revised for insignificant errors. Refer to Note 1, "Summary of Significant Accounting Policies" for additional information.

See accompanying notes

1. Summary of Significant Accounting Policies

Nature of Business

LeapFrog Enterprises, Inc. (collectively, the "Company" or "LeapFrog" unless the context indicates otherwise) designs, develops and markets a family of innovative technology-based learning platforms and related proprietary content for infants through children twelve years old at home and in schools around the world. LeapFrog has developed a number of learning platforms that support a broad library of software titles covering important subjects including phonics, reading, writing, and math. In addition, LeapFrog has created a broad line of "stand-alone" educational products ("toys") that do not require the separate purchase of content and are generally targeted at young children—from infants to five year olds. In the United States, the Company's products are sold through retailers, distributors, directly to consumers at our web store and directly to schools. LeapFrog products are available in six languages (including Queen's English) and are sold in international markets, primarily through major global retailers.

Based on voting control, LeapFrog is a majority-owned subsidiary of Mollusk Holdings, LLC ("Mollusk"), an entity controlled by Lawrence J. Ellison, Chief Executive Officer of Oracle Corporation.

Principles of Consolidation and Basis of Presentation

The Company's consolidated financial statements include the accounts of LeapFrog and its wholly owned subsidiaries organized in the United Kingdom, Canada, France, Mexico, Hong Kong and China. Inter-company accounts and transactions have been eliminated in consolidation.

Subsequent Events

The Company evaluated subsequent events through February 22, 2010, the date on which this Annual Report on Form 10-K was filed with the Securities and Exchange Commission ("SEC").

Foreign Currencies

LeapFrog measures and records the assets, liabilities and operations of its foreign operations using the functional currency of the country in which the operations are located and utilizes the U.S. dollar as its reporting currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate as of the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Translation adjustments resulting from this process are charged or credited to "accumulated other comprehensive income," an equity account. Foreign currency transaction gains and losses are included in income as incurred.

Use of Estimates

The preparation of financial statements in conformity with accounting principles that are generally accepted in the United States ("U.S. GAAP") requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult, and subjective judgments include the evaluation of our accounts receivable-related allowances for doubtful accounts, sales returns, product returns and promotional and cooperative advertising arrangements with customers, the valuation and nature of impairments of financial instruments, valuation and amortization of capitalized product costs, inventory valuation, the recognition, measurement and valuation of current and deferred income tax assets and liabilities, valuation of goodwill and

(In thousands, except per share data)

stock-based compensation assumptions. These estimates involve the consideration of complex factors and require management to make judgments. The analysis of historical and future trends can require extended periods of time to resolve, and are subject to change from period to period. The actual results experienced may differ from management's estimates.

Reclassifications

Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

Revisions to Prior Years

Subsequent to the issuance of our September 30, 2009 unaudited consolidated financial statements, the Company determined there was an error in the way its stock plan management and reporting software was calculating stock-based compensation expense. The Company became aware of the error as a result of an upgrade to a newer version of the software, which calculated stock-based compensation expense amounts for prior periods that were different from those calculated using the older version. Specifically, the older software version we had been using calculated stock-based compensation expense by incorrectly applying a weighted average forfeiture rate to the vested portion of stock option awards until the grant's final vest date, rather than calculating stock-based compensation expense based upon the actual vested portion of the grant date fair value. As a result, stock-based compensation expense was understated for fiscal years ended December 31, 2008, 2007 and 2006. These understatements had the following affect on the Company's previously issued financial statements for the years ended December 31, 2008, 2007 and 2006:

As of and for the year ended December 31, 2008

Consolidated Balance Sheet: Accumulated deficit was increased by $2,141 from $(182,498) to $(184,639) and additional paid-in capital increased by $2,141 from $364,657 to $366,798.

Consolidated Statement of Operation: The following financial statement captions were revised by $98: Selling, general and administrative from $114,713 to $114,811, total operating expenses from $241,591 to $241,689, loss from operations from $(60,106) to $(60,204), loss before income taxes from $(66,382) to $(66,480) and, net loss from $(68,256) to $(68,354). Net loss per share was unaffected by the error.

Consolidated Statement of Cash Flows: Adjustments to reconcile net loss to net cash provided by operating activities for stock-based compensation expense was increased by $98 from $11,011 to $11,109, which was offset by a corresponding increase in net loss as indicated above under Consolidated Statement of Operation.

As of and for the year ended December 31, 2007

Consolidated Balance Sheet: Accumulated deficit was increased by $2,043 from $(114,242) to $(116,285) and additional paid-in capital increased by $2,043 from $353,857 to $355,900.

Consolidated Statement of Operation: The following financial statement captions were revised by $1,161: Selling, general and administrative from $141,628 to $142,789, total operating expenses from $274,476 to $275,637, loss from operations from $(101,170) to $(102,331), loss before income taxes from $(97,592) to $(98,753) and, net loss from $(101,315) to $(102,476). Net loss per share was revised from $(1.60) to $(1.62).

(In thousands, except per share data)

Consolidated Statement of Cash Flows: Adjustments to reconcile net loss to net cash used in operating activities for stock-based compensation expense was increased by $1,611 from $9,511 to $10,672, which was offset by corresponding increases in net loss as indicated above under Consolidated Statement of Operation.

As of and for the year ended December 31, 2006

Consolidated Balance Sheet—Accumulated deficit was increased by $882 from $(12,292) to (13,174), and additional paid-in capital increased by $882 from $343,310 to $344,192.

Consolidated Statement of Operation: The following financial statement captions were revised by $882: Selling, general and administrative from $131,928 to $132,810, total operating expenses from $271,697 to $272,579, loss from operations from $(124,663) to $(125,545), loss before income taxes from $(118,481) to $(119,363) and, net loss from $(145,092) to $(145,974). Net loss per share was revised from $(2.31) to $(2.32).

Consolidated Statement of Cash Flows: Adjustments to reconcile net loss to net cash used in operating activities for stock-based compensation expense was increased by $882 from $7,303 to $8,185, which was offset by corresponding increases in net loss as indicated above under Consolidated Statement of Operation.

The Company has determined that the impact of these errors is not significant to previously issued annual and interim financial statements as defined by Accounting Standards Codification (ASC) Topic 250, "Accounting Changes and Error Corrections." The audited financial statements, related notes and analyses for the years ended December 31, 2008, 2007 and 2006 have been revised in the Form 10-K filing. All future filings, including interim financial statements, will be revised appropriately.

Revenue Recognition

The Company derives the majority of its revenue from sales of its technology-based learning products and related proprietary content. Revenue is recognized when products are shipped and title passes to the customer, provided that there is evidence of a commercial arrangement, delivery has occurred, there is a fixed or determinable fee and collection is reasonably assured. For online content downloads, delivery is considered to occur when the download occurs. For professional training services, delivery is considered to occur when the training has been performed. Amounts billed to customers for shipping and handling costs are recognized as revenue. Costs incurred to ship merchandise from warehouse facilities are recorded in cost of sales.

Net sales consist of gross sales less negotiated price allowances based primarily on volume purchasing levels, estimated returns, allowances for defective products, markdowns and other sales allowances for customer promotions and other cooperative advertising arrangements. Correspondingly, these allowances are recorded as reductions of gross accounts receivable.

Allowances for Doubtful Accounts, Sales Returns, Defective Products and Promotions

The Company reduces gross accounts receivable by an allowance for amounts it believes may become uncollectible. This allowance is an estimate based primarily on management's evaluation of the customer's financial condition in the context of current economic conditions, past collection history and aging of the accounts receivable balances. The provision for uncollectible accounts is included in selling, general and administrative expense in the statements of operations.

The Company also provides estimated allowances against revenues and accounts receivable for sales returns, defective products, charge-backs and co-operative promotional agreements in the same period that the related revenue is recorded. The allowances are estimated utilizing historical information, maximum known exposures and other available information including current retailer inventory levels, sell-through of its retailers and distributors, current trends in retail for its products, changes in customer demand for its products and other related factors.

Accounts receivable are reported on the balance sheet net of all provided allowances.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds with original maturities of three months or less.

Fair Value of Financial Instruments

Fair values of the Company's financial instruments, consisting of short-term money market funds and long-term investments in auction rate securities ("ARS"), reflect the estimates of amounts that would be either received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price).

The Company recognizes impairments to the carrying values of its financial instruments when their fair values decline below their carrying values. A systematic methodology is employed on a quarterly basis that considers available quantitative and qualitative evidence in evaluating investments for potential impairment. If the cost of an investment exceeds its fair value, management evaluates, among other factors, general market conditions, the duration of and the extent to which the fair value is less than cost and the Company's intent and ability to hold the investment. Further, the Company considers specific adverse conditions related to the financial health of and business outlook for the investees, rating agency actions, the overall financial health of the macro-economy and the financial markets, as well as the ability to liquidate the investments at par, given prevailing and anticipated circumstances. The Company retains qualified third parties to perform independent valuations of its ARS quarterly and considers these evaluations in its impairment evaluation process.

The Company bifurcates other-than-temporary impairments based on the portion of the loss related to credit factors and the portion of the loss that is not related to credit factors. The credit loss portion is the difference between the amortized cost of the security and the Company's best estimate of the present value of the cash flows expected to be collected from the debt security. The noncredit loss portion is the residual amount of the other-than-temporary impairment. The credit loss portion is recorded as a charge to investment income, and the noncredit loss portion is recorded as a separate component of other comprehensive income. Prior to the second quarter of fiscal 2009, the entire other-than-temporary impairment charge was recognized in earnings for all debt securities. Subsequent recoveries in value are recorded to accumulated other comprehensive income.

Inventory Valuation

Inventories are stated at the lower of cost or market value, on a first-in, first-out basis. The Company records inventory costs on the balance sheet based on third-party contract manufacturer invoices, which include the contract manufacturers' costs for materials, labor and manufacturing overhead related to our products. Inventory valuation primarily requires estimation of slow-moving, obsolete or excess products. The Company's estimate of write-downs for slow-moving, excess and obsolete inventories is based on management's review of on-hand inventories compared to their estimated future usage, product demand forecast, anticipated product selling prices, the expected product lifecycle, and products planned for discontinuation. If actual future usage, demand for the Company's products and anticipated product selling prices were less favorable than those projected by management, additional inventory write-downs would be required, resulting in a negative impact on the gross margin.

The Company monitors the estimates of inventory write-downs on a quarterly basis. When considered necessary, the Company makes additional adjustments to reduce inventory to its net realizable value, with corresponding increases to cost of sales.

Capitalized Product Costs

The Company capitalizes certain external costs related to the development of content for its learning products including design, artwork, animation, layout, editing, voice, audio and software included in the learning products. Such costs are capitalized once the technological feasibility of the product is established and costs are determined to be recoverable. Amortization of these costs begins when the products are initially released for sale and continues over a three-year life using the accelerated method referred to as the "sum of the years' digits." Capitalized content is included in capitalized product costs, net and the related amortization is included in cost of sales. The Company evaluates the future recoverability of capitalized amounts on a quarterly basis and recognizes write-downs of these amounts in the statements of operations as needed. Capitalized costs for products that are cancelled, abandoned or otherwise deemed impaired are charged to expense in the period of cancellation.

The Company capitalizes external website development costs ("website costs"), which primarily include third-party costs related to developing applications that are an integral component of certain products the Company markets, as well as costs incurred to develop or acquire and customize code for web applications, costs to develop HTML web pages or develop templates and costs to create initial graphics for the website that included the design or layout of each page. Website costs are amortized on a straight-line basis over two years. The Company evaluates the future recoverability of capitalized website costs on a quarterly basis and if an impairment loss is considered to have occurred during the period, records the loss in the statement of operations in the same period.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation expense is calculated using the straight-line method over the estimated useful life of the assets, generally between two and three years, except for leasehold improvements, which are depreciated over the shorter of the estimated related useful life of the asset or the remaining term of the lease. Amortization of equipment under capital leases is included in depreciation expense. Depreciation expense for manufacturing tools is included in cost of goods sold.

Goodwill

The Company tests its goodwill for impairment at least annually, and between annual tests if indicators of potential impairment exist, using a two step test. When evaluating goodwill for impairment, the Company first compares the fair value of the reporting unit(s) to which the goodwill is allocated, to the carrying value of the unit(s) to determine if there is an impairment loss. If the fair value of the reporting unit exceeds its carrying value, goodwill allocated to that unit is considered not impaired. If the inverse is true, the unit is considered to be impaired and the Company must then complete the second step of the test which calls for a fair value analysis of the individual assets and liabilities assigned to the reporting unit to determine the amount of impairment to record. Application of the goodwill impairment test requires significant judgment by management, including identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, determination of the fair value of each reporting unit and projections of future net cash flows, which projections are inherently uncertain.

The Company considers the results generated from using both of the following approaches to estimate the fair value of each relevant reporting unit to complete the first step of the impairment test:

1. The market approach is used to develop indications of fair value. This approach uses market values and revenue multiples of other publicly traded companies engaged in the same or similar lines of business as ours.
2. The discounted cash flow ("DCF") methodology is used to develop an additional estimate of fair value. The DCF methodology recognizes that current value is premised on the expected receipt of future economic benefits. Indications of value are developed by discounting projected future net cash flows to their present value at a rate that reflects both the current return requirements of the market and the risks inherent in the specific investment.

The determination of whether goodwill is impaired involves numerous assumptions, estimates and the application of significant judgment. For the market approach, considerable judgment is required to select comparable companies and to estimate the multiples of revenues implied by their market values. For the DCF approach, management must exercise judgment in selecting an appropriate discount rate and must also make numerous assumptions in order to develop future business and financial forecasts and the related estimates of future net cash flows. Future net cash flows depend primarily on future sales of the Company's products, which are inherently difficult to predict.

Research and Development Costs

Internal and external research and development costs incurred before a project reaches technological feasibility are expensed as incurred. External costs incurred after a project reaches technological feasibility are capitalized. Capitalized costs are amortized into cost of sales when the product is released to the market, generally using a three-year life and the "sum of the years' digits" method. Capitalized research and development costs are reviewed for future recoverability on a quarterly basis. Impairment losses are charged to cost of sales in the period in which they occur.

Advertising Expense

Production costs of commercials and programming are expensed when the production is first aired. The Company's direct costs of advertising, in-store displays and promotion programs are expensed as incurred.

Under arrangements with certain of its customers, the Company reduces the net selling price of its products as an incentive (sales allowances) for the customers to independently promote LeapFrog products for resale. If the benefits LeapFrog receives from the customer in these cooperative sales/advertising arrangements are not specifically identifiable, the Company recognizes the costs as a direct reduction of revenue earned from the customer during the period, with a corresponding reduction in accounts receivable. In those cases where the benefits received from the customer are sufficiently separable and can be specifically identified, these costs are included as advertising expense during the fiscal period in which the advertisements are run.

Royalty Expense

The Company licenses certain of its content from third parties under exclusive and nonexclusive agreements, which permit the Company to utilize characters, stories, illustrations and trade names throughout specified geographic territories. Royalty payments are typically calculated as a percentage of the unit product selling price. Royalty expense is recorded when the products are shipped to a customer and is reported under cost of sales in the statements of operations.

Derivative Financial Instruments

The Company transacts business in various foreign currencies, primarily in the British Pound, Canadian Dollar, Euro and Mexican Peso. As a safeguard against financial exposure from potential adverse changes in currency exchange rates, the Company engages in a foreign exchange hedging program. The program utilizes foreign exchange forward contracts that generally settle within 30 to 60 days to enter into fair value hedges of foreign currency exposures of underlying non-functional currency assets and liabilities that are subject to re-measurement. The exposures are generated primarily through inter-company sales in foreign currencies and through U.S. Dollar-denominated sales by the Company's foreign affiliates. The hedging program is designed to reduce, but does not always eliminate, the impact of the re-measurement of balance sheet items due to movements of currency exchange rates.

LeapFrog does not use forward exchange hedging contracts for speculative or trading purposes. All forward contracts are carried on the balance sheet at fair value as assets or liabilities. The estimated fair values of forward contracts are based on quoted market prices for similar assets and liabilities. The corresponding gains and losses are recognized immediately in earnings as an offset to the changes in fair value of the assets or liabilities being hedged. These gains and losses are included in "other income (expense)" in the statements of operations.

The Company believes that the counterparties to these contracts, multinational commercial banks, are creditworthy; thus, the risks of counterparty nonperformance associated with these contracts are not considered to be significant. The Company updates its evaluation of the creditworthiness of its counterparties on a quarterly basis. Notwithstanding the Company's efforts to manage foreign exchange risk, there can be no assurance that its hedging activities will adequately protect against the risks associated with foreign currency fluctuations.

Income Taxes

We account for income taxes using the liability method. Under the liability method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The determination of the Company's income tax assets, liabilities and expense requires management to make certain estimates and judgments in the calculation of tax benefits, tax credits and deductions. Significant changes in these estimates may result in increases or decreases in the tax provision or benefit in subsequent periods.

Valuation allowances are provided when it is more likely than not that all or a portion of a deferred tax asset will not be realized. Determination of whether or not a valuation allowance is warranted requires consideration of many factors, including prior earnings history, expected future earnings, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The financial statements also include accruals for the estimated amounts of probable future assessments that may result from the examination of federal, state or international tax returns. The Company's tax accruals, tax provision, deferred tax assets or income tax liabilities may be adjusted if there are changes in circumstances, such as changes in tax law, tax audits or other factors, which may cause management to revise its estimates. The amounts ultimately paid on any future assessments may differ from the amounts accrued and may result in an increase or reduction to the effective tax rate in the year of resolution.

Stock-Based Compensation

Pursuant to the Company's 2002 Equity Incentive Plan and its 2002 Non-Employee Directors' Stock Award Plan (collectively, the "Plans"), the Company issues stock options, restricted stock awards and restricted stock units to its employees, directors and occasionally to non-employee service providers, to purchase shares of the Company's Class A common stock. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable vesting period of the stock award (generally four years) using the straight-line method.

The Company's management reviews and updates its estimates of the variables used to calculate grant date fair values of the awards quarterly and adjusts its valuation model as necessary.

Comprehensive Loss

Comprehensive loss is comprised of the Company's net loss, gains and losses on the translation of foreign currency denominated financial statements and temporary gains and non-credit losses on investments.

Net Income (Loss) per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of Class A and Class B common stock ("common shares") outstanding during the reporting period. Diluted earnings per share is computed by dividing net income by the combination of dilutive common share equivalents, which comprises common shares issuable under the Company's share-based compensation plans, and the weighted average number of common shares outstanding during the reporting period. Dilutive common share equivalents include in-the-money common share equivalents; whether common share equivalents are "in-the-money" is calculated based on the average share price for each period using the treasury stock method. Under the treasury stock method, the exercise price of an option, the amount of compensation cost, if any, for future service that the Company has not yet recognized, and the estimated tax benefits that would be recorded in paid-in capital, if any, when the option is exercised are assumed to be used to repurchase shares in the current period.

Recently Issued Accounting Guidance

On July 1, 2009, the FASB Accounting Standards Codification (ASC) became the exclusive reference for nongovernmental accounting principles generally accepted in the United States for use in financial statements issued for interim and annual periods ended after September 15, 2009, except for SEC rules and interpretive releases, which also are authoritative GAAP for SEC registrants. Accordingly, all references to legacy guidance issued under previously recognized authoritative literature have been removed or replaced by the relevant sections of the ASC.

<u>Recently Adopted Guidance</u>

In April of 2009, the FASB issued guidance codified within ASC 320 "Investments—Debt and Equity Securities" (ASC 320). This guidance amended the other-than-temporary impairment guidance in ASC 320 for

(In thousands, except per share data)

debt securities to make it more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. The guidance did not amend existing recognition and measurement guidance related to other-than-temporary impairment of equity securities. It was effective for interim reporting periods ending after June 15, 2009. Adoption of this guidance in the second quarter of 2009 had an immaterial impact on the way the Company records the credit portion of other-than-temporary impairments related to its investments in auction rate securities.

In May of 2009, the FASB issued guidance codified within ASC 855 "Subsequent Events." This guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim or annual reporting periods ending after June 15, 2009. Adoption of this guidance in the second quarter of 2009 did not impact the Company's consolidated financial statements but did require additional disclosures.

Recently Issued Accounting Guidance Not Yet Adopted

In January of 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, "Fair Value Measures and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements." This guidance is intended to improve transparency with respect to recurring and nonrecurring fair value measurements through new disclosure requirements for transfers in and out of Level 1 and Level 2 and for activity in Level 3. Clarification of existing disclosure requirements is also provided. A majority of this guidance will be effective for interim or annual reporting periods ending after December 15, 2009. The remainder of the guidance will be effective for fiscal and interim periods beginning after December 31, 2010. Adoption of this guidance in 2010 and 2011 is not expected to impact the Company's consolidated financial statements but may require additional disclosures.

2. Fair Value of Financial Instruments

Fair value is based on exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors market participants would use in valuing the asset or liability. The guidance establishes three levels of inputs that may be used to measure fair value:

- Level 1 includes financial instruments for which quoted market prices for identical instruments are available in active markets. The Company's Level 1 assets consist of money market funds with original maturities of three months or less. These assets are considered highly liquid and are stated at cost which approximates market value.
- Level 2 includes financial instruments for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument. Such inputs could be quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets with insufficient volume or infrequent transactions (less active markets) or model-driven valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data, including market interest rate curves, referenced credit spreads and pre-payment rates. The Company's Level 2 assets and liabilities consist of outstanding foreign exchange forward contracts used to hedge its exposure to certain foreign currencies, including the British Pound, Canadian Dollar, Euro,

(In thousands, except per share data)

and Peso. The Company's outstanding foreign exchange forward contracts, all with maturities of approximately one month, had notional values of $13,277, and $21,890 at December 31, 2009 and 2008, respectively. The fair market values of these instruments as of the same periods were $160 and $540, respectively. The fair value of these contracts was recorded in prepaid expenses and other current assets for all periods presented.

- Level 3 includes financial instruments for which fair value is derived from valuation techniques, including pricing models and discounted cash flow models, in which one or more significant inputs are unobservable, including the Company's own assumptions. The Company's Level 3 assets consist of investments in auction rate securities (ARS). Historically, liquidity for ARS was provided via an auction process that reset the applicable interest rate generally every 28 days, allowing investors to either roll over their investments or sell them at par. As a result of liquidity issues in the global credit and capital markets, auctions for all of the Company's ARS began failing in the fourth quarter of 2007, when sell orders exceeded buy orders. Currently, there is no active market for these securities; therefore, they do not have readily determinable market values. The Company has engaged a third-party valuation firm to estimate the fair value of the ARS investments using a discounted cash flow approach, which was corroborated by a separate and comparable discounted cash flow analysis prepared internally. Based on this valuation, the ARS investments were valued at $3,685 at December 31, 2009, which represents an overall decline in value of $8,315 from par. The assumptions used in preparing the discounted cash flow model are based on data available as of December 31, 2009 and include estimates of interest rates, timing and amount of cash flows, credit and liquidity premiums, and expected holding periods of the ARS. Given the current market environment, these assumptions are volatile and subject to change, and therefore could result in significant changes to the estimated fair value of the ARS. Contractual maturity for the Company's ARS investments ranges from 2025 to 2050.

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and 2008:

	Estimated Fair Value Measurements			
	Carrying Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2009:				
Financial Assets:				
Money market funds	$42,801	$42,801	$—	$ —
Long-term investments	3,685	—	—	3,685
Forward currency contracts	160	—	160	—
Total financial assets	$46,646	$42,801	$160	$3,685
December 31, 2008:				
Financial Assets:				
Money market funds	$53,502	$53,502	$—	$ —
Forward currency contracts	540	—	540	—
Long-term investments	4,962	—	—	4,962
Total financial assets	$59,004	$53,502	$540	$4,962

(In thousands, except per share data)

For the years ended December 31, 2009 and 2008, the Company accounted for gains and losses incurred on its ARS investment as follows:

	Long-term Investments (Balance Sheets)	Accumulated Other Comprehensive Income (Balance Sheets)	Accumulated Losses on Investments (Statements of Operations)
Balance at December 31, 2007	$10,925	$(598)	$(2,477)
Loss for the year ended December 31, 2008	(5,963)	—	(5,963)
Temporary loss transferred to other-than-temporary	—	598	(598)
Balance at December 31, 2008	$ 4,962	$ —	$(9,038)
Gain (loss) for the year ended December 31, 2009	143	574	(431)
Sale of ARS investments	(1,420)	(139)	143
Balance at December 31, 2009	$ 3,685	$ 435	$(9,326)

During the year ended December 31, 2009, there was a $431 decline in the Company's estimated cash flows expected to be collected on its ARS investments, of which $409 was determined to be credit-related and therefore reported as a reduction to earnings. Also during the year, the Company tendered one of its ARS investments, which had been written down by $580 in prior years from the original par value of $2,000, resulting in a $143 gain.

The impairment losses recorded in 2008 include $598 of losses that had previously been accounted for as temporary at December 31, 2007 and recorded in "accumulated other comprehensive income (loss)" at that date. The loss of $598 was charged as an other-than-temporary loss to the statement of operations in the second quarter of 2008, as credit market conditions throughout the first half of 2008 worsened. The Company accounted for all losses incurred in 2008 as other-than-temporary in the statement of operations.

3. Inventories

The Company's inventories, stated on a first-in, first-out basis at the lower of cost or market as of December 31, 2009 and 2008 were as follows:

	December 31, 2009	December 31, 2008
Raw materials	$ 1,739	$ 5,521
Work in process	—	1,621
Finished goods	26,441	49,795
Total	$28,180	$56,937

As of September 30, 2009, the Company's agreements with contract manufacturers were modified such that title and risk of loss pass to the Company upon delivery of finished goods. As a result, the Company no longer holds title to any work-in-progress inventory. Related work in progress inventory held by the contract manufacturers approximated $4,590 as of December 31, 2009.

(In thousands, except per share data)

During 2009, 2008 and 2007, the Company recorded net sales of inventory written down in the previous year resulting in a benefit to gross margin of $2,899, $1,016 and $4,853, respectively.

At December 31, 2009 and 2008, the Company accrued liabilities for cancelled purchase orders totaling $0 and $751, respectively. The inventories related to these purchase orders are returned to the Company and recorded either in raw materials or work in process.

4. Property and Equipment

As of December 31, 2009 and 2008, property and equipment consisted of the following:

	December 31,	
	2009	2008
Tooling, cards, dies and plates	$ 14,053	$ 17,331
Computers and software	30,920	38,515
Equipment, furniture and fixtures	3,939	5,399
Leasehold improvements	4,226	6,179
	53,138	67,424
Less: accumulated depreciation	(38,870)	(47,813)
Total	$ 14,268	$ 19,611

Property and equipment, with the exception of leasehold improvements is depreciated on a straight-line basis over a period of two to three years. Leasehold improvements are depreciated over the shorter of their useful life or the term of the lease. Depreciation expense for tooling cards, dies and plates and manufacturing equipment is charged to cost of sales in the statement of operations as the expense relates directly to the product manufacturing process. The expense charged to cost of sales was $3,193, $2,486 and $4,307 for the three years ended December 31, 2009, 2008 and 2007, respectively. During the years ended December 31, 2009 and 2008, the Company retired fully depreciated tooling cards, dies and plates with a cost of $4,301 and $7,524, respectively.

Depreciation expense related to the remainder of property and equipment is charged to selling, general and administrative expense in the statements of operations. The expense charged to selling, general and administrative expense was $7,395, $7,631 and $7,158 for the three years ended December 31, 2009, 2008 and 2007, respectively.

At December 31, 2009 and 2008 equipment, furniture and fixtures included $10 and $33, respectively, of assets acquired under capital leases. The year-to-date accumulated depreciation on these assets was $23 and $288 at December 31, 2009 and 2008, respectively. The related capital lease obligation is reflected on the balance sheet in accrued liabilities and deferred revenue.

5. Capitalized Product Costs

The Company's capitalized product costs include third-party licensed content costs, consisting primarily of design, artwork, animation, layout, editing, voice, audio and software included in its learning products and third-party consulting and design costs related to the Company's website. The Company's website has an application designed specifically for use with certain of its products.

(In thousands, except per share data)

	December 31,	
	2009	2008
Content costs	$ 28,309	$ 23,502
Website development costs	4,945	13,998
Less accumulated amortization	(18,337)	(21,273)
Total	$ 14,917	$ 16,227

The amortization expense related to content is charged to cost of sales in the statement of operations and totaled $6,896, $8,674 and $5,840 for the three years ended December 31, 2009, 2008 and 2007, respectively. Amortization expense related to website development is charged to selling, general and administrative expenses and totaled $2,391, $1,333 and $885 for the three years ended December 31, 2009, 2008 and 2007, respectively.

The Company performs a quarterly impairment evaluation of capitalized product development costs. The Company's evaluation in 2009 resulted in minor impairments, while the 2008 evaluation identified capitalized costs related to several platforms that had recently been retired or discontinued. Accordingly, the Company accelerated the amortization of these costs, resulting in an increase in cost of sales in the United States reporting unit of $279, $2,197 and $1,716 in 2009, 2008 and 2007, respectively. Additionally, the Company wrote off $11,112 of fully amortized assets no longer in use in 2009.

6. Goodwill

The Company's goodwill is related to its 1997 acquisition of substantially all the assets and business of our predecessor, LeapFrog RBT, and its 1998 acquisition of substantially all the assets of Explore Technologies. All of the goodwill is allocated to the Company's United States reporting unit.

The Company performed the annual test for impairment as of December 31, 2009 and 2008 and concluded that its goodwill balance of $19,549 had not been impaired.

7. Accrued Liabilities

The Company's accrued liabilities as of December 31, 2009 and 2008 were as follows:

	December 31,	
	2009	2008
Royalties payable	$10,581	$ 9,037
Advertising and promotion	9,549	11,054
Employee-related expenses	4,210	8,455
Manufacturing and warehousing	3,968	3,945
Marketing, consulting and web-related	2,746	2,642
Deferred revenue	1,770	1,828
One-time termination benefits	1,587	1,401
Facilities-related closure costs	234	534
Other	5,176	5,700
Total	$39,821	$44,596

(In thousands, except per share data)

The total amount of royalty expense related to third-party license agreements was $15,711, $19,315, and $21,768, for 2009, 2008 and 2007, respectively.

During the fourth quarter of 2008, the Company implemented a company-wide reduction in force resulting in a significant reduction in employee-related expenses accrued at December 31, 2009 as compared to December 31, 2008. In addition, the bonus accrual for 2009 was significantly lower than for 2008 as performance targets were not met.

One-time termination benefits accrued at December 31, 2009 were as a result of consolidation of the Company's France and United Kingdom administrative operations and the termination of several senior-level employees. The liabilities were recorded at fair value, which equaled the stated value of the benefits.

In the fourth quarter of 2008, the Company ceased using its school-related facility in Austin, Texas related to its former School segment and one of four suites in its Emeryville, California headquarters and vacated both office sites. The fair values of future lease expenses were calculated based on the net of the remaining contractual lease rental payments reduced by estimated sublease rentals that management believes could be reasonably obtained for the facilities, discounted to present value using the Company's credit-adjusted risk-free rate of 5.37%, and then offset by deferred rent credits. During the second quarter of 2009, the Company sublet the vacated suite at its headquarters to a third party. As of December 31, 2009 and 2008, the facilities closure liabilities were $495 and $3,664, respectively, of which, $234 and $1,935 were included in current liabilities and $261 and $1,729 were included in other long-term liabilities.

8. Income Taxes

The Company's loss before taxes included the following components:

	Years Ended December 31,		
	2009	2008	2007
United States	$(10,399)	$(63,509)	$(117,751)
Foreign	523	(2,971)	18,998
Total	$ (9,876)	$(66,480)	$ (98,753)

(In thousands, except per share data)

The components of the provision for (benefit from) income taxes were as follows:

	Years Ended December 31,		
	2009	2008	2007
Current:			
Federal	$ (367)	$ (774)	$ —
State	412	83	—
Foreign	(260)	1,108	3,198
Total current	(215)	417	3,198
Deferred:			
Federal	$ 85	$ 854	$ 411
State	43	43	63
Foreign	411	(874)	(2,197)
Total deferred	539	23	(1,723)
Non-current			
Federal	$(7,602)	$ 402	$ 346
State	(631)	157	519
Foreign	721	875	1,383
Total non-current	(7,512)	1,434	2,248
Grand total	$(7,188)	$1,874	$ 3,723

The differences between the provision for income taxes and the income tax determined by applying the statutory federal income tax rate of 35% were as follows:

	Years Ended December 31,		
	2009	2008	2007
Income tax (benefit) at the statutory rate	$(3,456)	$(23,268)	$(34,564)
State income taxes	(219)	283	582
Foreign operations	(137)	588	(5,648)
Interest and penalties	926	1,288	932
Nondeductible items	320	1,534	164
Research and development credits	(474)	(600)	(505)
Release of unrecognized tax benefit	(7,804)	—	—
IRS refunds	—	(1,918)	—
Other	(32)	1,965	1,625
Less: valuation allowance	3,688	22,002	41,137
Income tax provision (benefit)	$(7,188)	$ 1,874	$ 3,723

State income tax expense above included a valuation allowance of $1,080, $3,225 and $6,635 for 2009, 2008 and 2007, respectively. State income tax expense also included interest and penalties of $51, $157 and $124 for 2009, 2008 and 2007, respectively. The tax benefit for 2009 includes a $7,804 benefit from the recognition of previously unrecognized tax benefits including $3,143 of accrued interest, due to expiring statute of limitations.

Undistributed earnings of the Company's foreign subsidiaries amounted to approximately $17,941 at December 31, 2009. The earnings are considered to be permanently reinvested and, accordingly, no deferred United States income taxes have been provided thereon. Upon distribution of these earnings in the form of

(In thousands, except per share data)

dividends or otherwise, the Company would not be subject to U.S. income tax due as any tax liability generated would be offset by net operating loss carryforwards.

Deferred income taxes reflect the impact of "temporary differences" between asset and liability amounts for financial reporting purposes and such amounts as determined based on existing tax laws. The tax effect of temporary differences and carryforwards which give rise to deferred tax assets and liabilities are as follows:

	December 31, 2009	December 31, 2008
Deferred tax assets:		
NOL and credits carryover	$ 96,747	$ 88,709
Inventory and other reserves	5,981	16,424
Depreciation and amortization	14,699	7,644
Other	17,993	18,097
Less: valuation allowance	(132,018)	(127,122)
Total deferred tax assets	$ 3,402	$ 3,752
Deferred tax liabilities:		
Goodwill and tax depreciation	2,993	2,637
Total deferred tax liabilities	$ 2,993	$ 2,637

Starting in 2006, the Company recorded a non-cash charge to establish a valuation allowance against its gross domestic deferred tax assets. The amount represents 100% of the domestic deferred tax assets as set out in the table below.

	December 31, 2009	December 31, 2008
Current deferred tax asset	$ 8,286	$ 18,627
Less: valuation allowance	(8,286)	(18,627)
Net total	$ —	$ —
Non-current deferred tax asset	$ 123,732	$ 108,496
Less: valuation allowance	(123,732)	(108,496)
Net total	$ —	$ —

Due to the Company's domestic net operating losses for the most recent three year period, the Company has established a full valuation allowance against its domestic deferred tax assets. The valuation allowance in both 2009 and 2008 includes $8,503 related to excess tax benefits of stock option deductions prior to the adoption of ASC Topic No. 718. The benefits will increase additional paid-in capital when realized. The Company intends to maintain a valuation allowance until sufficient positive evidence exists to support its reversal. Should the Company determine that it would be able to realize all or part of its deferred tax asset in the future, an adjustment to the valuation allowance would be recorded in the period such determination was made. The majority of the Company's domestic deferred tax assets generally have 10 to 20 years until expiration or indefinite lives.

As of December 31, 2009, the Company had federal net operating loss carryforwards of $215,436 which will expire between 2025 through 2029. State net operating loss carryforwards totaling $223,518 as of December 31,

(In thousands, except per share data)

2009, will expire in years 2010 through 2030. In addition, the Company had $2,215 related to excess tax benefits of stock option deductions which are not included in the net operating loss carryforward amounts above since they have not met the required realization criteria. The tax benefits from these deductions will increase additional paid-in capital when realized. As of December 31, 2009, the Company also had federal and California research and development credit carryforwards of $3,915 and $6,112, respectively. The federal research carryforwards will begin to expire in 2024, while the California research credits can be carried forward indefinitely. In addition, the Company has $3,955 in federal foreign tax credits that will begin expiring in 2018.

On January 1, 2007, the Company adopted new accounting provisions that changed the accounting for uncertainty in income taxes including the way companies should recognize, measure, present, and disclose uncertain tax positions in their financial statements. The new provisions allow recognition of the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The provisions also provide guidance on the reversal of previously recognized tax positions, balance sheet classifications, accounting for interest and penalties associated with tax positions, and income tax disclosures. Initial adoption of the provisions resulted in an increase of $7,284 in the liability for unrecognized tax benefits as of January 1, 2007. Of this amount, $635 was accounted for as an increase in the January 1, 2007 opening accumulated deficit. The remaining amount decreased tax loss carryforwards in the United States, which are fully offset by a valuation allowance

The changes in the balance of gross unrecognized tax benefits, during the years ended December 31, 2009 and 2008 are set out in the following table:

	December 31,	
	2009	2008
Balance at beginning of year	$28,991	$30,727
Gross increase—tax positions taken during a prior period	978	1,365
Gross decrease—tax provisions taken during a prior period	(1,214)	(3,591)
Tax positions taken during the current period	633	1,415
Decreases in the unrecognized tax benefits relating to statute of limitations expiration	(7,308)	—
Decreases in the unrecognized tax benefits relating to settlements with taxing authorities	—	(925)
Balance at end of year	$22,080	$28,991

The balances of gross unrecognized tax benefits at December 31, 2009 and 2008 are $22,080 and $28,991 respectively, of which $8,044 and $15,769 would affect our effective tax rate if recognized.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. Income tax expense for the years ended December 31, 2009, 2008 and 2007 includes $926, $1,821 and $1,091, respectively, of interest and penalties. As of December 31, 2009 and 2008 we had approximately $2,648 and $4,964, respectively, of accrued interest and penalties related to uncertain tax positions.

The Company is monitoring the statutes of limitation for the assessment and collection of income taxes. The Company believes it is reasonably possible that the total amount of unrecognized tax benefits in the future could

(In thousands, except per share data)

decrease by up to $226 related to its foreign operations over the course of the next twelve months due to expiring statutes of limitations. Of this amount, up to $226 could be recognized as a tax benefit and affect the effective tax rate.

Open and Resolved Tax Matters

The Company files income tax returns in the U.S. federal, various states and foreign jurisdictions. The Company has substantially concluded all U.S. federal and state income tax matters through 1999. During the quarter ended June 30, 2008, the Internal Revenue Service ("IRS") completed its audit of the Company's research and development carryback claims for the period of 2001-2003. As a result of the settlement, the Company received a $5,238 refund from the IRS in July 2008 and recognized $925 of previously unrecognized tax benefit. The total 2008 tax benefit attributable to this refund was $1,918, including interest paid by the IRS.

In 2009, the Mexico taxing authority notified the Company of an income tax audit for the 2007 tax year. The state of California ("state") has notified the Company of a pending examination related to its research and experimentation credits claimed for the tax years 2002 and 2003; however, the Company has not been notified when the audit will commence. The outcome of the Mexico and state audit are not yet determinable.

With respect to open matters, the outcomes are not yet determinable. However, management does not anticipate that any adjustments would result in a material change to the Company's results of operations, financial conditions or liquidity.

9. Borrowings Under Credit Agreements

On August 13, 2009, the Company, certain financial institutions ("Lenders") and Bank of America, N.A., as agent for the Lenders (the "Agent") entered into an Amended and Restated Loan and Security Agreement for a $75,000 asset-based revolving credit facility ("Loan Agreement"). The maturity date of the facility is August 13, 2012, at which time any borrowings under the facility must be repaid. The Company may make voluntary prepayments of borrowings at any time. Provided there is no default under the Loan Agreement and subject to availability of additional credit, the Company may elect, without the consent of any of the Lenders, to increase the size of the credit facility under the Loan Agreement up to an aggregate of $150,000. Availability under this agreement was $75,000 as of December 31, 2009.

This new credit facility supersedes and replaces the Company's previous $100,000 credit facility dated November 8, 2005 which would have otherwise expired in November 2010 and was terminated as of August 13, 2009 in connection with signing of the Loan Agreement.

The Loan Agreement includes the following terms, which are substantially similar to those of the Terminated Agreement:

- The borrowing availability varies according to the levels of the Company's accounts receivable, inventory, and cash and investment securities deposited in secured accounts with the Agent or other Lenders. Subject to the level of this borrowing base, the Company may make and repay borrowings from time to time until the maturity of the facility.
- The interest rate is, at the Company's election, the Agent's prime rate (or base rate) or a LIBOR rate defined in the Loan Agreement, plus, in each case, an applicable margin. The applicable margin for a loan depends on the average monthly usage and the type of loan.
- The Loan Agreement contains customary events of default, including payment failures; failure to comply with covenants; failure to satisfy other obligations under the credit agreements or related

(In thousands, except per share data)

documents; defaults in respect of other indebtedness; bankruptcy, insolvency and inability to pay debts when due; material judgments; change-in-control provisions and the invalidity of the guaranty or security agreements. If any event of default under the Loan Agreement occurs, the Agent or the other Lenders may terminate their respective commitments, declare immediately due all borrowings under the facility and foreclose on the collateral. A cross-default provision applies if a default occurs on other indebtedness in excess of $5,000 and the applicable grace period in respect of the indebtedness has expired, such that the lender of, or trustee for, the defaulted indebtedness has the right to accelerate.

- The Company has granted a security interest in substantially all of its assets to the Agent as security for its obligations under the facility.
- The Company is required to maintain a ratio of EBITDA to fixed charges, each as defined in the Loan Agreement, of at least 1.1 to 1.0 when the covenant is required to be tested (compared to 1.0 to 1.0 under the Terminated Agreement). As with the Terminated Agreement, the ratio is measured only if certain borrowing-availability thresholds are not met.

Under the Loan Agreement for the new credit facility, the interest rate is, initially, for LIBOR rate loans, 4.00% over the LIBOR rate or, for base rate loans, 3.00% over the Agent's prime rate. After six months the interest rate will vary based on borrowing availability.

10. Employee Benefit Plan

LeapFrog sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. Effective September 1, 2005, the 401(k) plan provides that employees may defer up to 100% of their annual compensation, not to exceed the IRS maximum contribution limit. LeapFrog matches 50% of employee contributions up to the lesser of $2 or 6% of the participant's compensation per plan year, which vests over three years. During 2009, 2008 and 2007, the Company recorded total compensation expense of $578, $799 and $592, respectively, related to the defined contribution plan.

11. Stock-Based Compensation

Pursuant to the Company's 2002 Equity Incentive Plan and its 2002 Non-Employee Directors' Stock Award Plan, (collectively, the "Plans"), the Company issues stock options, restricted stock awards ("RSAs") and restricted stock units ("RSUs") to its employees, directors and occasionally to non-employee service providers, to purchase shares of the Company's Class A common stock. The maximum term of the stock-based awards is 10 years. The required vesting period is generally four years. Effective February 28, 2007, the Company terminated its performance share program after conducting a full review of the total compensation components for key executives. There were no performance shares outstanding at December 31, 2009 and 2008. The Company also has an employee stock purchase plan ("ESPP").

On August 26, 2009, the stockholders of the Company approved a stock option exchange program, as described in the Company's definitive proxy statement filed with the SEC on July 15, 2009. Under the option exchange program ("the Offer"), the Company offered to exchange, for new lower-priced options, certain outstanding options previously granted under either our 2002 Equity Incentive Plan or 2002 Non-Employee Director Stock Award Plan or under two non-plan options held by our Chief Executive Officer. Option holders eligible to participate in the Offer to exchange tendered, and the Company accepted for cancellation, options to purchase an aggregate of 6,372 shares of the Company's Class A common stock from 214 participants, representing 96.5% of the total shares of Class A common stock underlying options eligible for exchange in the Offer.

(In thousands, except per share data)

In accordance with the Offer, except as described below for the Company's CEO and members of the board of directors, the number of shares subject to each new option grant was determined using an exchange ratio designed to maintain approximately the same fair value, for accounting purposes, of the new option grant (at the time of grant) as the fair value of the corresponding eligible option grants surrendered for exchange (at the time immediately prior to cancellation). Accordingly, the Company granted new options to purchase an aggregate of 3,595 shares of Class A common stock in exchange for the cancellation of the tendered eligible options.

The exchange ratios were calculated using a Monte-Carlo simulation based on the closing price of the Class A common stock as reported on the New York Stock Exchange (the "NYSE") for the business day prior to the expiration date of the Offer on August 26, 2009, which was $3.79 (the "Market Price"), as well as other valuation assumptions such as expected term, volatility, risk-free interest rate, and probabilities of exercise and forfeiture. The exercise price per share of the new options other than those granted to the CEO and directors was the Market Price. In the case of any new option grants issued to the Company's CEO and directors, while the exercise price of such options was $6.25, the exchange ratio was determined using the Market Price to calculate the value of the new option grants, with the result that these individuals received grants covering fewer shares than they would have received had the value of the new option grants been calculated using $6.25. The exchange was designed to result in no additional compensation expense.

During the second quarter of 2009, the Company made two stock option grants to certain management employees and board members to purchase an aggregate of 2,705 shares of our Class A common stock that vest based upon a service condition and a market condition. The fair value of stock options with a market condition is estimated on the date of the grant using a Monte-Carlo simulation. The simulation generates a defined number of stock price paths to develop a reasonable estimate of future expected stock price ranges based on vesting requirements and the assumed exercise behavior of the grants. The model assumes options will be exercised uniformly over the remaining life if and when the vesting and market conditions are met. All other assumptions are consistent with option grants that vest solely upon a service condition.

On June 5, 2008, the stockholders of the Company approved a stock option exchange program, as described in the Company's definitive proxy statement for its 2008 Annual Meeting of Stockholders, filed with the SEC on April 21, 2008. Under the option exchange program ("Program") the Company offered to exchange, for new lower-priced options, certain outstanding options previously granted under the Company's Plans and under two special inducement grants awarded to the Company's Chief Executive Officer outside of the Company's Plans upon his joining the Company. Option holders eligible to participate in the Program tendered, and the Company accepted for cancellation, eligible options to purchase an aggregate of 4,936 shares of the Company's Class A common stock, and issued stock options to purchase 3,669 shares of the Company's Class A common stock in exchange. In accordance with the terms of the Program, the number of shares subject to each new option grant was determined using an exchange ratio designed to result in the fair value of the new option grant (at the time of grant) being equal to the fair value of the eligible option grant tendered for exchange (at the time immediately prior to cancellation of the eligible option). Accordingly, the Company did not incur any additional stock-based compensation expense related to the Program.

The Company is authorized to issue up to a total of 24,000 shares of Class A common stock for any of the types of awards authorized under the Plans. At December 31, 2009 the remaining available for future grants was 4,691 for stock-based awards and 1,403 for the ESPP.

The Company accounts for stock-based compensation as follows:

Stock Options:

Stock-based compensation expense is calculated based on the fair value of each award on the grant date. In general, the fair value for stock option grants with only a service condition is estimated using the Black-Scholes option pricing model. The fair value for stock option grants with both a service and market condition is estimated using the Monte-Carlo simulation.

The assumptions underlying the calculation of grant date fair value of the stock options using the Black-Sholes option pricing model comprise:

- Volatility: The expected stock price volatility is based on a consideration of our stock's historical and implied volatilities. Prior to July 1, 2008 the weighted-average expected volatility for the Company's stock awards was calculated based on the weighted average of three stock market factors: the price volatility of LeapFrog's common shares, LeapFrog's implied volatility as indicated by our publicly traded long-term options, Long-Term Equity Anticipations Securities ("LEAPS"), with expiration dates as far as three years in the future, and competitor volatility. As of June 30, 2008, management believed it had sufficient historical financial market data to calculate volatility based on LeapFrog market data only.
- Risk-Free Interest Rate: The risk-free interest rate is based on the yield of the treasury security at grant date with a maturity closest to the expected term of the stock option.
- Expected Term: The expected life of the options represents the period of time the options are expected to be outstanding. Due to reductions in force, the Company does not yet have sufficient reliable historical data on exercise behavior, post-vesting termination patterns, options outstanding and future expected exercise behavior, and, as a result, it calculates expected life using a simplified method.
- Expected Dividend: The dividend yield is zero as the Company does not pay dividends.
- Annual Forfeiture Rate: When estimating pre-vesting forfeitures, the Company considers voluntary termination behavior as well as potential future workforce reduction programs. The Company reflects the impact of forfeitures for stock options in expense only when they actually occur based on analyses showing that the majority of all stock options vest on a monthly basis. With regard to restricted stock units, a forfeiture assumption of approximately 20% is currently being used. A zero forfeiture rate is used for restricted stock awards. These assumptions reflect historical and expected future forfeiture rates.

The underlying assumptions of a Monte-Carlo simulation are very similar to the Black-Scholes option pricing model in that they are both distributions of future stock price scenarios. However, a Monte-Carlo simulation allows for more customized modeling than the Black-Scholes formula which utilizes a few simplifying assumptions allowing it to be a closed-end formula.

(In thousands, except per share data)

The assumptions used in the Black-Scholes option valuation model and the weighted average grant date fair value per share for the three years ended December, 31, 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Estimate of fair value for total awards using Black-Scholes	$2,497	$50,336*	$6,660
Expected term (years)	6.12	4.95	6.25
Volatility	51.8%	41.1%	40.0%
Risk-free interest rate	2.5%	3.1%	4.5%
Expected dividend yield	0%	0%	0%

* Fair value in 2008 includes $33,433 for options granted in June 2008 pursuant to the stock option exchange program.

The fair value for the stock option grants with both a service and market condition is estimated using the Monte-Carlo simulation with the following weighted average assumptions:

	2009	2008	2007
Estimate of fair value for total awards using Monte-Carlo	$12,955	n/a	n/a
Expected term (years)	3.25	n/a	n/a
Volatility	55.0%	n/a	n/a
Risk-free interest rate	1.52%	n/a	n/a
Expected dividend yield	0%	n/a	n/a

RSUs and RSAs:

RSAs and RSUs are payable in shares of the Company's Class A common stock. The fair value of these stock-based awards is equal to the closing market price of our stock on the trading day immediately prior to the date of grant. The grant date fair value is recognized on a straight-line basis in compensation expense over the vesting period of these stock-based awards, which is generally four years.

Non-Employee Stock-Based Awards:

Stock-based compensation arrangements to non-employees are accounted for using a fair value approach. The compensation costs of these arrangements are subject to re-measurement over the vesting terms.

The Company non-calculates employee stock-based compensation expense based on awards ultimately expected to vest and reduces compensation expense as necessary for estimated forfeitures. Stock-based compensation expense is a non-cash charge to employee compensation expense and a credit to additional paid-in capital.

(In thousands, except per share data)

The following table summarizes stock-based compensation expense charged to selling, general and administrative ("SG&A") and research and development ("R&D") expense for the three years ended December 31, 2009, 2008 and 2007.

	Years Ended December 31,		
	2009	2008	2007
SG&A:			
Stock options	$ 7,952	$ 7,069	$ 6,510
RSUs/RSAs	1,316	2,498	2,956
Total SG&A	9,268	9,567	9,466
R&D:			
Stock options	769	721	604
RSUs/RSAs	659	821	602
Total R&D	1,428	1,542	1,206
Total expense	$10,696	$11,109	$10,672

Stock-based compensation expense related to RSUs and RSAs is calculated based on the market price of The Company's common stock on the grant date. The total market value of restricted stock unit and stock awards granted in 2009, 2008 and 2007 as measured on the grant date was $147, $2,666, and $5,465, respectively.

For the years ended December 31, 2009, 2008 and 2007, stock option exercises, net of income taxes paid by the Company on restricted stock unit releases, used $275 and $216 in cash in 2009 and 2008, respectively, while in 2007 this activity provided $1,915 in cash proceeds.

The activity in the Company's stock option plan for the years ended December 31, 2009 and 2008 was as follows:

	Number of Shares	Weighted Average Exercise Price	Average Remaining Contractual Life in Years	Aggregate Intrinsic Value
Stock options:				
Outstanding at December 31, 2007	**9,093**	**12.92**		
Grants	4,973	10.12		
Exercises	(77)	5.34		
Retired or forfeited	(5,870)	13.36		
Outstanding at December 31, 2008	**8,119**	**$10.96**	**7.55**	**$ —**
Grants	7,805	$ 3.82		
Exercises	—			
Retired or forfeited	(7,921)	$10.99		
Outstanding at December 31, 2009	**8,003**	**$ 3.97**	**8.23**	**$258.00**
Vested and exercisable at December 31, 2009	2,556	$ 5.04	6.62	$ —
Vested and exercisable at December 31, 2008	2,180	$13.66	6.53	$ —

(In thousands, except per share data)

Stock options outstanding that are expected to vest are shown net of estimated future option forfeitures. The price of a share of the Company's Class A common stock was $3.91 and $3.50 as of December 31, 2009 and 2008, respectively. During 2009, options to purchase 2,556 shares of Class A common stock with an intrinsic value of $258 were fully vested. As of December 31, 2009, there was a total of $11,779 of unrecognized compensation cost related to stock options granted under the Plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.91 years.

The activity in the Company's restricted stock units and restricted stock awards for the years ended December 31, 2009 and 2008 was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Restricted stock units and awards:		
Nonvested at December 31, 2007	**1,117**	**$ 9.31**
Grants	319	8.37
Vested	(286)	10.14
Retired or forfeited	(232)	9.33
Nonvested at December 31, 2008	**918**	**8.72**
Grants	59	2.47
Vested	(314)	9.51
Retired or forfeited	(142)	8.39
Nonvested at December 31, 2009	**521**	**$ 8.16**
Vested and deferred at December 31, 2009	80	$10.78

As of December 31, 2009, there was a total of $2,680 of unrecognized compensation cost related to restricted stock units and awards granted under the Plans. The unrecognized compensation cost is expected to be recognized over a weighted average period of 1.92 years.

The table below shows information by range of exercise prices for the Company's outstanding stock options as of December 31, 2009.

	Outstanding at December 31, 2009			Exercisable at December 31, 2009	
Range of Exercise Prices	**Number of Shares**	**Weighted Average Exercise Price**	**Average Remaining Contractual Life in Years**	**Number of Shares**	**Weighted Average Exercise Price**
$1.41 – $2.75	3,230	$ 2.55	9.35	75	$ 2.44
$2.76 – $5.00	2,932	3.92	7.91	1,337	3.88
$5.01 – $7.32	1,725	6.28	6.75	1,069	6.27
$7.33 – $12.50	72	9.38	7.39	35	10.18
$12.51 – $19.74	44	11.99	6.08	40	18.61
Total	8,003	$ 3.97	8.23	2,556	$ 5.04

(In thousands, except per share data)

12. Derivative Financial Instruments

At December 31, 2009 and 2008, the Company had outstanding foreign exchange forward contracts with notional values of $13,277 and $21,890, respectively. The gains and losses on these instruments are recorded in "other income(expense), net" in the statements of operations. Gains and losses from foreign exchange forward contracts, net of gains and losses on the underlying transactions denominated in foreign currency, for the years ended December 31, 2009, 2008 and 2007 were as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
Gains (losses) on foreign exchange forward contracts	$ (55)	$ 874	$(2,967)
Gains (losses) on underlying transactions denominated in foreign currency	(404)	(2,092)	2,964
Net losses	$(459)	$(1,218)	$ (3)

13. Comprehensive Net Loss

The Company's comprehensive net loss for the three years ended December 31, 2009, 2008 and 2007 was as follows:

	Years Ended December 31,		
	2009	**2008**	**2007**
Net loss	$(2,688)	$(68,354)	$(102,476)
Currency translation adjustments	2,006	(6,689)	1,512
Temporary impairment gain (loss) on investments	435	598	(598)
Tax expense allocated to temporary gain (loss) on investments	(228)	—	—
Comprehensive net loss	$ (475)	$(74,445)	$(101,562)

14. Stockholders' Equity

The Company is authorized to issue 180,000 shares of common stock at a par value of $0.0001 per share, of which 139,500 shares are designated as Class A and 40,500 shares are designated as Class B. Class A shares outstanding at December 31, 2009 and 2008 were 36,894 and 36,627, respectively. Class B shares outstanding at December 31, 2009 and 2008 were 27,141 and 27,141, respectively.

Class A stockholders are entitled to one vote per share and Class B stockholders are entitled to ten votes per share. The Class B stockholders have the right to convert their Class B shares into an equal number of Class A shares. In the fourth quarter of 2008, certain Class B stockholders elected to convert 473 shares of their Class B common stock into 473 shares of Class A common stock at par value. The transaction had no impact on the Company's financial statements.

Class A and B stockholders are entitled to dividends paid in equal amounts per share on all shares of Class A and Class B common stock. The terms of the Company's asset-backed line of credit facility prohibit the payment of cash dividends.

From the inception of the Company through the date of this report, no dividends have been declared or paid and management has no plans at this time to pay dividends in the foreseeable future.

In the event of liquidation, Class A and B common stockholders are equally entitled to all assets of the Company available for distribution.

(In thousands, except per share data)

15. Net Loss Per Share

For all periods presented, common share equivalents are excluded from the calculations of net loss per share, as their effect on net loss per share would be antidilutive. Outstanding weighted average common stock equivalents of Class A common stock excluded from the calculations were 168, 247 and 338 for the years ended December 31, 2009, 2008, and 2007, respectively.

The following table sets forth the computation of basic and diluted net loss per share for the periods presented.

	Years Ended December 31,		
	2009	2008	2007
(Numerator)			
Net loss	$(2,688)	$(68,354)	$(102,476)
(Denominator)			
Weighted average shares outstanding during period:			
Class A and B—basic and diluted	63,914	63,641	63,361
Net loss per share:			
Class A and B—basic and diluted	$ (0.04)	$ (1.07)	$ (1.62)

16. Related Party Transactions

Since 2004, the Company has been a majority-owned subsidiary of Mollusk Holdings, LLC, an entity controlled by Lawrence J. Ellison, the Chief Executive Officer of Oracle Corporation. In 2009 and 2008, the Company purchased software products and support services totaling $856 and $1,095, respectively, from Oracle Corporation on terms the Company believes are comparable to those it would obtain in an arm's-length agreement. As of December 31, 2009, Mr. Ellison may be deemed to have or share the power to direct the voting and disposition, and therefore to have beneficial ownership, of approximately 16.2 million shares of our Class B common stock, which represents approximately 52.4% of the combined voting power of our Class A common stock and Class B common stock. For a more complete discussion of Mr. Ellison's beneficial ownership of our common stock, see "Security Ownership of Certain Beneficial Owners and Management."

In 2009 and 2008, the Company paid Pillar Data Systems, Inc. a total of $368 and $261, respectively, in arm's-length transactions for equipment fees. Lawrence J. Ellison is the majority stockholder of Pillar Data Systems, Inc.

The Company was previously involved in a dispute with Mounte LLC arising out of a 2002 tax sharing agreement between the Company and Knowledge Universe, Inc., the predecessor in interest of Mounte LLC. Following discussions between the parties, the Company and Mounte entered into a written agreement effective July 9, 2009, settling the dispute. Pursuant to the agreement, Mounte paid LeapFrog $295 in settlement of all claims by either party under the agreement, including Mounte's counter-claim for $1,479.

17. Concentrations of Credit Risk and Certain Other Risks

Financial instruments that subject the Company to concentrations of credit risk include cash equivalents, foreign exchange transactions, long-term investments and trade receivables. Cash and cash equivalents consist principally of cash and money market funds. Long-term investments consist of auction rate securities, which are generally illiquid and have experienced significant impairment losses since the fourth quarter of 2007 due to the

(In thousands, except per share data)

adverse credit and financial markets conditions which have prevailed since then. The carrying value of the Company's investment in auction rate securities has declined 69% from its original book value, or par, as of December 31, 2009. The adverse economic conditions are expected to continue into 2009 and further impairment losses may be incurred. Foreign exchange transactions consist primarily of short-term foreign currency transactions with highly rated financial institutions.

LeapFrog manufactures and sells its products primarily to national and regional mass-market retailers in the United States. Credit is extended based on an evaluation of the customers' financial condition; generally, collateral is not required. Allowances for credit losses are provided for in the consolidated financial statements at the time of sale. Three major retailers account for 61% and 66% of total accounts receivable at December 31, 2009 and 2008, respectively. Should any of the three retailers experience difficulties paying their debts to LeapFrog, this could have a significant negative impact on the Company's statement of operations and cash flows.

Seasonality of Sales

Sales of LeapFrog's products have historically been highly seasonal with a significant majority of the sales occurring during the third and fourth quarters. Failure to accurately predict and respond to consumer demand may cause LeapFrog to produce excess inventory, which could adversely affect operating results and financial condition. Conversely, if a product achieves greater success than anticipated, the Company may not have sufficient inventory to meet retail demand, which could adversely impact LeapFrog's relations with its customers.

Manufacturing Vendor Concentration

LeapFrog's manufacturing and operations strategy is designed to maximize the use of outsourced services, particularly with respect to the actual production and physical distribution of its products. The Company believes that its outsourcing strategy enhances the scalability of the manufacturing process. Since the Company does not have its own manufacturing facilities, it is dependent on close working relationships with its contract manufacturers for the supply and quality of its products and the computer chips contained in these products. LeapFrog uses contract manufacturers located in Asia, primarily in China, to build its finished products. Given the highly seasonal nature of its business, any unusual delays or quality control problems could have a material adverse effect on LeapFrog's operating results and financial condition. LeapFrog's top three vendors supplied a total of 64%, 49% and 52% of LeapFrog's products in 2009, 2008 and 2007, respectively. In 2009, our largest individual vendor, WKK Technology Limited, located in China, supplied 26% of LeapFrog's products. In 2008, Askey Computer Corporation, located in China, supplied 20%, and in 2007 Jetta Company Limited, located in China, supplied 24% of LeapFrog's products. The Company expects to continue to use a limited number of contract manufacturers and fabricators.

(In thousands, except per share data)

Customer Concentration

A limited number of customers historically have accounted for a substantial portion of our gross sales. For the last three fiscal years, the Company's top three customers have been Target, Toys "R" Us and Wal-Mart. The relative percentage of gross sales to the top three customers to total Company sales were as follows for the three years shown below:

	Years Ended December 31,		
	2009	2008	2007
Gross sales:			
Wal-Mart	22%	25%	21%
Toys "R" Us	19%	18%	20%
Target	16%	17%	13%
Total	57%	60%	54%

Wal-Mart, Target and Toys "R" Us accounted for 28%, 14% and 19% of total gross accounts receivable at December 31, 2009, respectively, as compared to 36%, 12% and 17%, respectively at December 31, 2008.

18. Commitments and Contingencies

Leases and Royalties

The Company is obligated to pay certain minimum royalties in connection with license agreements to which it is a party. Royalty expense was $15,711, $19,315 and $21,768 in 2009, 2008 and 2007, respectively.

LeapFrog leases a portion of its capital equipment and certain of its facilities under operating leases that expire at various dates through 2016. Rent expense was $2,497, $5,827 and $4,591 in 2009, 2008 and 2007, respectively.

Minimum rent commitments under all non-cancelable leases with an initial term in excess of one year and minimum royalty commitments are set forth in the following table:

Years Ended December 31,	Leases	Royalties	Total
2010	7,915	7,201	15,116
2011	4,620	10,691	15,311
2012	4,116	669	4,785
2013	3,810	477	4,287
2014	3,869	—	3,869
Thereafter	5,028	—	5,028
Total	$29,358	$19,038	$48,396

LeapFrog accounts for total rent expense under the leases on a straight-line basis over the lease terms. At December 31, 2009 and 2008, the Company had a deferred rent liability of $1,908 and $2,092, respectively, relating to rent escalation costs net of tenant incentives for its Emeryville, California headquarters. Deferred rent is included in long-term liabilities.

Legal Proceedings

From time to time, in the normal course of business, the Company is party to various pending claims and lawsuits. Currently, the Company is party to a claim regarding our use of various trademarks and logos in connection with its Tag reading systems. In October 2009, TAG Toys, Inc. filed a complaint against the Company in the United States District Court for the Central District of California, alleging that the Company's use of various logos and marks relating to the our Tag Reading Systems infringes trademark rights held by TAG Toys, constitutes a false designation of origin for its products, and constitutes unfair competition under federal and California laws. TAG Toys is seeking unspecified monetary damages, costs and attorneys' fees, and injunctive relief. In December 2009, the Company filed our answer to TAG Toys' complaint, denying the material allegations and asserting affirmative defenses. The Company has not accrued a liability for potential damages as it is unable to estimate the possible loss.

19. Segment Reporting

The Company's business is organized, operated and assessed in two geographic segments; United States and International.

Historically, LeapFrog organized, operated and assessed its business in three segments, U.S. Consumer, International and School. The School segment sold products tailored for the educational market directly to schools, teacher supply stores and through catalogs and websites aimed at educators, all in the United States. During 2008, we ceased marketing directly to the educational channel, reduced headcount and direct facilities expenses accordingly, and transferred responsibility for this sales channel to the former U.S. Consumer operating segment. Accordingly, in 2009, we have consolidated and reclassified the results of the former U.S. Consumer and School segments into the United States segment for the fiscal years ended December 31, 2009, 2008 and 2007.

We charge all of our indirect operating expenses and general corporate overhead to the United States segment and do not allocate any of these expenses to the International segment.

The accounting policies of the segments are the same as those described in Note 2 of these Notes to these Consolidated Financial Statements.

The primary business of the two operating segments is as follows:

- The United States segment is responsible for the development, design and marketing of electronic educational hardware products and related software, sold primarily through retail channels and through the Company's website in the United States.
- The International segment is responsible for the localization and marketing of electronic educational hardware products and related software originally developed for the United States, sold primarily in retail channels outside of the United States.

The table below shows certain information by segment for the years ended December 31, 2009, 2008 and 2007.

	Years Ended December 31,		
	2009	2008	2007
Net sales:			
United States	$306,472	$363,396	$ 338,856
International	73,362	95,663	103,415
Totals	$379,834	$459,059	$ 442,271
Income (Loss) from operations:			
United States	$ (18,506)	$ (55,854)	$(100,922)
International	10,093	(4,350)	(1,409)
Totals	$ (8,413)	$ (60,204)	$(102,331)
Total assets:			
United States	$251,221	$245,885	$ 309,547
International	54,774	60,188	60,259
Totals	$305,995	$306,073	$ 369,806

In 2009, 2008 and 2007, no countries other than the United States accounted for 10% or more of LeapFrog's consolidated net sales. LeapFrog attributes sales to non-United States countries on the basis of sales billed by each of its foreign subsidiaries to its customers. For example, the Company attributes sales to the United Kingdom based on the sales billed by its United Kingdom-based foreign subsidiary, LeapFrog Toys (UK) Limited, to its customers. Additionally, the Company attributes sales to non-United States countries if the product is shipped from Asia or one of its leased warehouses in the United States to a distributor in a foreign country.

The table below shows the sales of products that constituted 10% or more of total net sales by segment for the years ended December 31, 2009, 2008 and 2007.

	2009		2008		2007	
	$	% of Net Sales	$	% of Net Sales	$	% of Net Sales
			(Dollars in millions)			
SEGMENTS						
United States:						
Tag	$ 47.7	16%	$ 51.7	14%	$ —	n/a
Leapster *	121.7	40%	151.6	42%	133.2	39%
All other	137.1	44%	160.1	44%	205.7	61%
Total	$306.5	100%	$363.4	100%	$338.9	100%
International:						
Tag	$ 9.1	12%	$ 16.7	17%	$ —	n/a
Leapster *	16.4	22%	27.4	29%	26.4	26%
All other	47.8	66%	51.6	54%	77.0	74%
Total	$ 73.3	100%	$ 95.7	100%	$103.4	100%
CONSOLIDATED LEAPFROG						
Tag	$ 56.8	15%	$ 68.4	15%	$ —	n/a
Leapster *	138.1	36%	179.0	39%	159.6	36%
All other	184.9	49%	211.7	46%	282.7	64%
Total net sales	$379.8	100%	$459.1	100%	$442.3	100%

* Includes classic Leapster and Leapster 2 platforms, content and accessories and all Leapster TV and Leapster L-MAX product sales

(In thousands, except per share data)

20. Selected Quarterly Financial Information—Unaudited

Unaudited selected financial information by quarter for the years ended December 31, 2009 and 2008 is presented below.

	For 2009 Quarters Ended				Full Year
	March 31	June 30	September 30	December 31	2009
	(All quarterly data unaudited)				
Net sales	$ 29,879	$ 49,412	$111,906	$188,637	$379,834
Gross profit	8,086	18,741	47,787	83,393	158,007
Total operating expenses	34,978	36,969	38,717	55,756	166,420
Income (loss) from operations	(26,892)	(18,228)	9,070	27,637	(8,413)
Net income (loss)	$(27,121)	$(12,217)	$ 7,218	$ 29,432	$ (2,688)
Net income (loss) per common share:					
Basic and Diluted	$ (0.43)	$ (0.19)	$ 0.11	$ 0.47	$ (0.04)
Market price range common stock:					
High	$ 3.69	$ 3.33	$ 4.77	$ 4.45	$ 4.77
Low	$ 0.84	$ 1.28	$ 1.91	$ 2.88	$ 0.84

	For 2008 Quarters Ended				Full Year
	March 31 (1)	June 30 (1)	September 30 (1)	December 31 (1)	2008 (1)
Net sales	$ 58,274	$ 68,341	$194,626	$137,818	$459,059
Gross profit	21,131	26,887	85,326	48,141	181,485
Total operating expenses	49,749	49,243	56,009	86,688	241,689
Income (loss) from operations	(28,618)	(22,356)	29,317	(38,547)	(60,204)
Net income (loss)	$(27,431)	$(20,764)	$ 23,976	$ (44,135)	$ (68,354)
Net income (loss) per common share:					
Basic	$ (0.43)	$ (0.32)	$ 0.38	$ (0.70)	$ (1.07)
Diluted	$ (0.43)	$ (0.32)	$ 0.38	$ (0.70)	$ (1.07)
Market price range common stock:					
High	$ 7.75	$ 9.38	$ 10.63	$ 10.47	$ 10.63
Low	$ 4.95	$ 7.09	$ 7.51	$ 3.14	$ 3.14

(1) Certain amounts have been revised for insignificant errors. Refer to Note 1, "Summary of Significant Accounting Policies" for additional information.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Attached as exhibits to this Form 10-K are certifications of our Chief Executive Officer and the Chief Financial Officer required by Rule 13a-14(a) of the Securities Exchange Act of 1934 or the Rule 13a-14(a) Certifications. This Controls and Procedures section of the annual report on Form 10-K includes the information concerning the controls evaluation referred to in Rule 13a-14(a) Certifications.

Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures, or disclosure controls, as of the end of the period covered by this annual report on Form 10-K. This controls evaluation was performed under the supervision and with the participation of management, including our Chief Executive Officer, or CEO, and Chief Financial Officer, or CFO. Disclosure controls are controls and procedures designed to reasonably assure that information required to be disclosed or submitted in our reports filed under the Exchange Act, such as this Form 10-K, are recorded, processed, summarized and reported within the time periods specified in the United States Securities and Exchange Commission's rules and forms. Disclosure controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

The evaluation of our disclosure controls included a review of the controls' objectives and design, our implementation of the controls and the effect of the controls on the information generated for use in our reports. In the course of the controls evaluation, we reviewed and identified data errors and control problems and sought to confirm that appropriate corrective actions, including process improvements, were undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including our CEO and CFO, concerning the effectiveness of the disclosure controls can be reported in our periodic reports filed with the Securities and Exchange Commission on Forms 10-Q, 10-K, and others as may be required from time to time.

Based upon the controls evaluation, our CEO and CFO have concluded that our disclosure controls were effective as of December 31, 2009.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, our CEO and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of our company.
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors.

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of December 31, 2009, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies and our overall control environment.

Based on management's assessment of our internal control over financial reporting, management concluded that, as of December 31, 2009, our internal control over financial reporting was effective. Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report on Form 10-K, has audited our internal control over financial reporting as of December 31, 2009, as stated in its attestation report appearing herein.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure system are met.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required by Part III is omitted from this Report on Form 10-K and is incorporated herein by reference from our definitive proxy statement relating to our 2010 annual meeting of stockholders, pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended, also referred to in this Form 10-K as our 2010 Proxy Statement, which we expect to file with the SEC no later than April 30, 2010.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information appearing in our 2010 Proxy Statement under the following headings is incorporated herein by reference:

- "Proposal One: Election of Directors,"
- "Board of Directors and Corporate Governance—Committees of the Board"
- "Section 16(a) Beneficial Ownership Reporting Compliance"

The information under the heading "Executive Officers of the Registrant" in Item 1 of this Form 10-K is also incorporated by reference in this section.

In April 2005, our Board of Directors adopted the LeapFrog Code of Business Conduct and Ethics, which applies to all of our employees and directors, including our Chief Executive Officer, Chief Financial Officer, who is our principal financial officer, and our Vice President, Corporate Controller, who is our principal accounting officer. In August 2006, our Board adopted a number of versions of our Code of Business Conduct and Ethics that are specifically tailored to the various international locations in which we have operations. The United States and international versions of our Code of Business Conduct and Ethics are posted in the corporate governance section of our website located at www.leapfroginvestor.com. To date, there have been no waivers under our Code of Business Conduct and Ethics. We will disclose any reportable waivers, if and when granted, of our Code of Business Conduct and Ethics in the corporate governance section of our website located at www.leapfroginvestor.com.

ITEM 11. EXECUTIVE COMPENSATION

The information appearing in our 2010 Proxy Statement under the following headings is incorporated herein by reference:

- "Board of Directors and Corporate Governance—Compensation of Directors"
- "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee—Compensation Committee Interlocks and Insider Participation" and "—Report of the Compensation Committee," which report shall be deemed to be "furnished," not "filed" with the SEC.
- "Executive Compensation"

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information appearing in our 2010 Proxy Statement under the following headings is incorporated herein by reference:

- "Security Ownership of Certain Beneficial Owners and Management"

Equity Compensation Plan Information

The following table shows certain information concerning our Class A common stock reserved for issuance in connection with our 2002 Equity Incentive Plan and our 2002 Non-Employee Directors' Stock Award Plan as of December 31, 2009:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	8,527,166	$3.97	4,692,414(1)
Equity compensation plans not approved by security holders	—	—	—
TOTAL	8,527,166	$3.97	4,692,414

(1) Includes 1,403,488 shares reserved for issuance under our 2002 Employee Stock Purchase Plan, 4,125,384 shares reserved for issuance under our 2002 Equity Incentive Plan, and 566,030 shares reserved for issuance under our 2002 Non-Employee Directors' Stock Award Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in our 2010 Proxy Statement under the following headings is incorporated herein by reference:

- "Transactions with Related Persons"
- "Board of Directors and Corporate Governance—Independence of the Board of Directors"
- "Board of Directors and Corporate Governance—Committees of the Board"

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing in our 2010 Proxy Statement under the heading "Proposal Two: Ratification of Selection of Independent Registered Public Accounting Firm—Independent Registered Public Accounting Firm Fee Information" and "Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Accounting Firm" is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL SCHEDULES

(1) Financial Statements: The following are filed as a part of Item 8 of this Annual Report on Form 10-K:

(2) Financial Statement Schedules: The following financial statement schedule is included as Appendix A of this Form 10-K:

Valuation and Qualifying Accounts and Allowances

(3) The exhibits listed in the accompanying index to exhibits are filed or incorporated by reference as part of this Annual Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEAPFROG ENTERPRISES, INC

By: /s/ William B. Chiasson

William B. Chiasson
Chief Financial Officer and Principal Financial Officer

Date: February 22, 2010

POWER OF ATTORNEY

Each individual whose signature appears below constitutes and appoints Jeffrey G. Katz and William B. Chiasson, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this report on Form 10-K, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ JEFFREY G. KATZ **Jeffrey G. Katz**	Chairman of the Board, Chief Executive Officer (Principal Executive Officer), and President	February 22, 2010
/s/ WILLIAM B. CHIASSON **William B. Chiasson**	Chief Financial Officer (Principal Financial Officer)	February 22, 2010
/s/ MARK A. ETNYRE **Mark A. Etnyre**	Vice President and Corporate Controller (Principal Accounting Officer)	February 22, 2010
/s/ THOMAS J. KALINSKE **Thomas Kalinske**	Vice Chairman and Director	February 22, 2010
/s/ PHILIP B. SIMON **Philip B. Simon**	Presiding Director	February 22, 2010
/s/ PAUL T. MARINELLI **Paul T. Marinelli**	Director	February 22, 2010
/s/ STANLEY E. MARON **Stanley E. Maron**	Director	February 22, 2010
/s/ E. STANTON MCKEE, JR. **E. Stanton McKee, Jr.**	Director	February 22, 2010
/s/ DAVID C. NAGEL **David C. Nagel**	Director	February 22, 2010
/s/ CADEN WANG **Caden Wang**	Director	February 22, 2010

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
3.01	Amended and Restated Certificate of Incorporation	S-1	333-86898	3.03	7/22/2002	
3.02	Amended and Restated Bylaws	8-K	001-31396	3.04	11/2/2007	
4.01	Form of Specimen Class A Common Stock Certificate	10-K	001-31396	4.01	3/7/2006	
4.02	Fourth Amended and Restated Stockholders Agreement, dated May 30, 2003, among LeapFrog and the investors named therein	10-Q	001-31396	4.02	8/12/2003	
10.01	Form of Indemnification Agreement entered into by LeapFrog with certain of its directors and executive officers	10-Q	001-31396	10.01	5/4/2007	
10.02	Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog, as amended	S-1	333-86898	10.02	4/24/2002	
10.03	Sixth Amendment, dated March 22, 2006, to Net Lease, dated November 14, 2000, between Hollis Street Investors, LLC and LeapFrog	10-Q	001-31396	10.42	5/9/2006	
10.04	Industrial Lease by and between SP Kaiser Gateway I, LLC and LeapFrog dated March 31, 2004	10-Q	001-31396	10.29	5/10/2004	
10.05	Tax Sharing Agreement dated as of July 3, 2002, between Knowledge Universe, Inc. and LeapFrog	S-1	333-86898	10.2	7/5/2002	
10.06	Credit Agreement between the financial institutions named therein, Banc of America Securities LLC, Bank of America, N.A. and LeapFrog Enterprises, Inc. as the Borrower dated as of November 8, 2005	10-Q	001-31396	10.38	11/9/2005	
10.07*	Amended and Restated Employee Equity Participation Plan	S-1	333-86898	10.05	4/24/2002	
10.08*	Amended and Restated 2002 Equity Incentive Plan	8-K	001-31396	10.1	8/31/2009	
10.09*	Form of Stock Option Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.01	11/9/2007	
10.10*	Form of Stock Bonus Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.32	11/9/2004	
10.11*	Form of Restricted Stock Unit Award Agreement under the 2002 Equity Incentive Plan	10-Q	001-31396	10.02	11/9/2007	

Form 10-K

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
10.12*	Form of Performance Share Award Agreement under the 2002 Equity Incentive Plan	10-K	001-31396	10.4	3/7/2006	
10.13*	Amended and Restated 2002 Non-Employee Directors Stock Award Plan	10-Q	001-31396	10.1	8/4/2009	
10.14*	Form of Nonstatutory Stock Option Agreement under the 2002 Non-Employee Directors' Stock Award Plan	S-1	333-86898	10.09	7/5/2002	
10.15*	Compensation Arrangements between LeapFrog and its Board of Directors†					†
10.16*	Employment Agreement, dated July 3, 2006, between Thomas J. Kalinske and LeapFrog	8-K	001-31396	10.3	7/10/2006	
10.17*	Amendment to Employment Agreement, dated December 31, 2006, between Thomas J. Kalinske and LeapFrog	8-K	001-31396	10.1	1/8/2007	
10.18*	Executive Management Severance and Change in Control Benefit Plan	10-Q	001-31396	10.03	11/9/2007	
10.19*	Certain Compensation Arrangements with Named Executive Officers††					††
10.20*	Employment Agreement, effective as of July 3, 2006, between Jeffrey G. Katz and LeapFrog	8-K	001-31396	10.1	7/10/2006	
10.21*	Employment Agreement, effective as of November 11, 2004, between William B. Chiasson and LeapFrog	10-K	001-31396	10.33	3/29/2005	
10.22*	Offer Letter, dated January 23, 2007, between Nancy G. MacIntyre and LeapFrog	10-K	001-31396	10.29	3/13/2008	
10.23	Amendment No. 1 to the Credit Agreement dated as of May 15, 2008 among LeapFrog, the banks, financial institutions and other institutional lenders named therein and Bank of America, N.A.	8-K	001-31396	10.1	5/21/2008	
10.24*	Stock Option Agreement between LeapFrog Enterprises, Inc. and Jeffrey G. Katz on June 9, 2008	8-K	001-31396	10.01	6/11/2008	
10.25*	Release Agreement, dated December 12, 2008 between Martin A. Pidel and LeapFrog	10-K	001-31396	10.27	3/11/2009	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No.	Original Exhibit Number	Filing Date	
10.26	Amended and Restated Loan and Security Agreement dated August 13, 2009 by and among LeapFrog, certain financial institutions ("Lenders") and Bank of America, N.A., as agent for the Lenders.	10-Q	001-31396	10.02	11/3/2009	
10.27	Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated January 25, 2004 ***					X
10.28	Amendment No. 1 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated December 7, 2004					X
10.29	Amendment No. 2 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated March 25, 2005 ***					X
10.30	Amendment No. 3 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated June 29, 2005 ***					X
10.31	Amendment No. 4 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated August 19, 2005 ***					X
10.32	Amendment No. 5 to Technology License Agreement between LeapFrog and Anoto A.B., among other parties, dated July 27, 2006 ***					X
21.01	List of Subsidiaries					X
23.01	Consent of Independent Registered Public Accounting Firm					X
24.01	Power of Attorney (see signature page to this Form 10-K)					X
31.01	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.02	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.01**	Certification of the Chief Executive Officer and the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

---

* Indicates management contract or compensatory plan or arrangement.

** These certifications accompany LeapFrog's Annual Report on Form 10-K; they are not deemed "filed" with the Securities and Exchange Commission and are not to be incorporated by reference in any filing of LeapFrog under the Securities Act of 1933, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

*** Confidential treatment is being sought with respect to certain portions of this agreement. Such portions have been omitted from this filing and have been filed separately with the Securities and Exchange Commission.

† Description contained under the heading "Compensation of Directors" in LeapFrog's definitive proxy materials filed with the Securities and Exchange Commission on June 15, 2009 and in LeapFrog's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2009 incorporated herein by reference.

†† Descriptions contained in LeapFrog's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2009 incorporated herein by reference.

APPENDIX A

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND ALLOWANCES.
(In thousands)

	Years Ending December 31,		
	2009	2008	2007
Allowance for doubtful accounts receivable, beginning of year	$ 3,872	$ 97	$ 785
Additions (reductions) charged (credited) to operations	(1,176)	5,045	(286)
Net deductions	(1,577)	(1,270)	(402)
Allowance for doubtful accounts receivable, end of year	$ 1,119	$ 3,872	$ 97
Allowance for promotional markdowns, beginning of year	$ 16,215	$ 9,904	$ 17,459
Additions charged to operations	16,043	20,027	8,092
Net deductions	(22,795)	(13,716)	(15,647)
Allowance for promotional markdowns, end of year	$ 9,463	$ 16,215	$ 9,904
Allowance for cooperative advertising, beginning of year	$ 6,455	$ 12,175	$ 13,917
Additions charged to operations	9,413	5,490	6,258
Net deductions	(10,337)	(11,210)	(8,000)
Allowance for cooperative advertising, end of year	$ 5,531	$ 6,455	$ 12,175
Allowance for defective products, beginning of year	$ 10,768	$ 8,583	$ 7,169
Additions charged to operations	5,256	10,825	11,534
Net deductions	(12,674)	(8,640)	(10,120)
Allowance for defective products, end of year	$ 3,350	$ 10,768	$ 8,583
Allowance for sales returns, beginning of year	$ 15,166	$ 7,030	$ 12,802
Additions charged to operations	7,608	15,798	5,824
Net deductions	(17,999)	(7,662)	(11,596)
Allowance for sales returns, end of year	$ 4,775	$ 15,166	$ 7,030
Allowance for chargebacks and price changes, beginning of year	$ 2,813	$ 2,166	$ 1,419
Additions charged to operations	989	3,450	2,946
Net deductions	(2,230)	(2,803)	(2,199)
Allowance for chargebacks and price changes, end of year	$ 1,572	$ 2,813	$ 2,166
Valuation allowance for deferred tax assets, beginning of year	$126,101	$101,491	$ 60,433
Additions charged to operations	7,691	25,188	47,310
Net deductions	(1,774)	(578)	(6,252)
Valuation allowance for deferred tax assets, end of year	$132,018	$126,101	$101,491

Form 10-K

Exhibit 31.01

CERTIFICATION

I, Jeffrey G. Katz, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2010

/s/ Jeffrey G. Katz

Jeffrey G. Katz
Chairman and Chief Executive Officer

Exhibit 31.02

CERTIFICATION

I, William B. Chiasson, certify that:

1. I have reviewed this annual report on Form 10-K of LeapFrog Enterprises, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 22, 2010

/s/ William B. Chiasson
William B. Chiasson
Chief Financial Officer

Exhibit 32.01

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

Pursuant to 18 U.S.C. Section 1350

Pursuant to the requirements set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, Jeffrey G. Katz, the Chief Executive Officer of LeapFrog Enterprises, Inc. (the "Company"), and William B. Chiasson, the Chief Financial Officer of the Company, each hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the year ended December 31, 2009, to which this Certification is attached as Exhibit 32.01 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the periods covered in the financial statements in the Annual Report.

Dated: February 22, 2010

/s/ Jeffrey G. Katz	/s/ William B. Chiasson
Jeffrey G. Katz Chairman and Chief Executive Officer	William B. Chiasson Chief Financial Officer

Note: This certification accompanies the Annual Report pursuant to 18 U.S.C. Section 1350 and shall not be deemed "filed" by the Company for purposes of Section 18 of the Exchange Act or incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.



LEAPFROG ENTERPRISES, INC.
6401 Hollis Street
Emeryville, California 94608

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held On Thursday, June 3, 2010

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of LeapFrog Enterprises, Inc., a Delaware corporation. The meeting will be held on Thursday, June 3, 2010 at 9:00 a.m. local time at our headquarters located at 6401 Hollis Street, Emeryville, California for the following purposes:

1. To elect our board's nine nominees for director to serve for the ensuing year and until their successors are elected.
2. To ratify the selection by the audit committee of the board of directors of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2010.
3. To conduct any other business properly brought before the meeting or any postponement or adjournment thereof.

These items of business are more fully described in the proxy statement accompanying this notice. The record date for the annual meeting is April 7, 2010. Only stockholders of record at the close of business on that date may vote at the meeting or any postponement or adjournment thereof.

As we did in 2009, we are providing our stockholders with access to the proxy materials over the Internet using the "Notice and Access" delivery model established by the Securities and Exchange Commission. This permits us to conserve natural resources and reduces our printing costs, while giving our stockholders a convenient and efficient way to access our proxy materials and vote their shares. On or about April 21, 2010, we intend to mail a Notice of Internet Availability of Proxy Materials to our stockholders, informing them that our notice of annual meeting and proxy statement, annual report to stockholders and voting instructions are available on the Internet. As described in more detail in that notice, stockholders may choose to access our materials through the Internet or may request to receive paper copies of the proxy materials.

By Order of the Board of Directors

Robert L. Lattuga
Vice President, Legal Affairs and Corporate Secretary

Emeryville, California
April 21, 2010

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please vote on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote via the Internet or by requesting a printed copy of the proxy materials and returning the proxy card that will be mailed to you. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

6401 Hollis Street
Emeryville, California 94608

PROXY STATEMENT
FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

Why did I receive a notice regarding the availability of proxy materials on the internet?

As we did for our 2009 annual meeting, under rules adopted by the Securities and Exchange Commission, or SEC, we have elected to provide access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, or the Notice, to our stockholders of record. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. You will not receive a printed copy of the proxy materials unless you request one in the manner set forth in the Notice. This permits us to conserve natural resources and reduces our printing costs, while giving stockholders a convenient and efficient way to access our proxy materials and vote their shares.

We intend to mail the Notice and, as required, any other printed proxy materials, on or about April 21, 2010 to all stockholders of record entitled to vote at the annual meeting.

Why are these proxy materials being made available?

We are providing you with these proxy materials because the board of directors of LeapFrog Enterprises, Inc. is soliciting your proxy to vote at the 2010 annual meeting of stockholders. You are invited to attend the annual meeting and we request that you vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply vote your shares by proxy via the Internet or, if you receive a paper copy of the proxy statement, by completing, signing and returning a paper proxy card.

How do I attend the annual meeting?

The meeting will be held on Thursday, June 3, 2010 at 9:00 a.m. local time at our headquarters located at 6401 Hollis Street in Emeryville, California. Directions to the annual meeting may be found at www.leapfrog.com under About Us—Contact Us.


Proxy

Who can vote at the annual meeting?

Only stockholders of record at the close of business on April 7, 2010 will be entitled to vote at the annual meeting. On the record date, there were 37,068,857 shares of Class A common stock and 27,140,794 shares of Class B common stock outstanding and entitled to vote.

Stockholder of Record: Shares Registered in Your Name

If, on April 7, 2010, your shares of LeapFrog's Class A common stock were registered directly with Continental Stock Transfer and Trust Company, our transfer agent for our Class A common stock, or your shares of LeapFrog's Class B common stock were registered directly with LeapFrog, then you are a stockholder of record. As a stockholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you plan to attend the meeting, we urge you to vote your proxy on the matters to be considered as promptly as possible in order to ensure your representation at the meeting. You may vote your proxy via the Internet or by requesting a printed copy of the proxy materials and returning the enclosed proxy card.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If, on April 7, 2010, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

What am I voting on?

There are two matters scheduled for a vote and for which we are soliciting your proxy:

1. The election of our board's nine nominees for director.
2. Ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2010.

How do I vote?

You may either vote "For" all the nominees to the board of directors or you may "Withhold" your vote for any nominee(s) you specify. For proposal to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm, you may vote "For" or "Against" the proposal or abstain from voting. The procedures for voting are as follows:

Voting via the Internet

- You can vote your shares via the Internet by following the instructions in the Notice. The Internet voting procedures are designed to authenticate your identity and to allow you to vote your shares and confirm your voting instructions have been properly recorded. If you vote via the Internet, you do not need to mail a proxy card.

Voting by Mail

- You can vote your shares by mail by requesting that a printed copy of the proxy materials be sent to your address. When you receive the proxy materials, you may fill out the proxy card enclosed therein and return it per the instructions on the card.

What if I return a proxy card or otherwise complete a ballot or give voting instructions but do not make specific choices?

If you return a signed and dated proxy card or otherwise complete a ballot or voting instructions without marking your selections, your shares will be voted, as applicable, "For" the election of all nine nominees for director and "For" the ratification of Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2010. The board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his best judgment.

Who is paying for this proxy solicitation?

We are paying for the entire cost of soliciting proxies. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares are registered in more than one name or are registered in different accounts. Please follow the voting instructions on the Notice and vote your shares for each name or account to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of four ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy through our Internet voting site.
- You may send a written notice that you are revoking your proxy to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608.
- You may attend the annual meeting and vote in person. Simply attending the meeting will not, by itself, revoke your proxy. Please remember, as mentioned above, if you are a beneficial owner of shares you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank or other agent that holds your shares in street name.

If your shares are held by your broker, bank or another agent as a nominee or agent, you should follow the instructions provided by your broker, bank or other agent.

When are stockholder proposals due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 22, 2010 to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If you wish to submit a proposal that is not to be included in next year's proxy materials or nominate a director, you must do so between February 3, 2011 and March 5, 2011. You are also advised to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

What are broker non-votes? How do I vote if I hold my shares in street name?


Proxy

A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions).

If your shares are held by your broker as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares. If you do not give instructions to your broker, your broker can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine under the rules of the New York Stock Exchange on which your broker may vote shares held in street name in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, the shares will be treated as broker non-votes. This year, under a new amendment to the NYSE rules, elections of directors, even if not contested, are considered to be non-routine and, therefore, brokers and other nominees will not be able to vote in the election of directors unless they receive instructions from the beneficial owners of the shares.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "For" and "Withhold" votes and any broker non-votes for the election of directors. Broker non-votes will not count for or against any nominees.

With respect to the ratification of Ernst & Young, the inspector of election will separately count "For" and "Against" votes, abstentions and any broker non-votes. Abstentions will be counted towards the vote total for the proposal, and will have the same effect as "Against" votes. Broker non-votes would have no effect and would not be counted towards the vote total for the proposal.

How many votes are needed to approve each of our proposals?

- **Proposal 1—Election of our nine nominees for director.** The nine nominees receiving the most "For" votes (among votes properly cast in person or by proxy) will be elected. Broker non-votes will have no effect.
- **Proposal 2—Ratification of the selection by the audit committee of the board of directors of Ernst & Young LLP as the independent registered public accounting firm of LeapFrog for our fiscal year ending December 31, 2010.** This proposal must receive a "For" vote from the holders of a majority of the voting power present and entitled to vote either in person or by proxy on the proposal. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

What is the quorum requirement?

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if at the meeting there is present in person or represented by proxy the holders of outstanding shares of Class A and Class B common stock entitled to cast a majority of the votes that could be cast by all outstanding shares of Class A and Class B common stock voting together as a class. On the record date, there were 37,068,857 shares of Class A common stock outstanding and 27,140,794 shares of Class B common stock outstanding, all of which are entitled to vote and represent a total 308,476,797 votes. Thus, holders of shares representing at least 154,238,399 votes must be present in person or represented by proxy at the meeting to have a quorum.

Your votes will be counted towards the quorum only if you submit a valid proxy vote or vote at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of shares representing a majority of the votes present at the meeting may adjourn the meeting to another date.

How many votes do I have?

On each matter to be voted upon, for holders of our Class A common stock, you have one vote for each share of Class A common stock you owned as of April 7, 2010, and for holders of our Class B common stock, you have ten votes for each share of Class B common stock you owned as of April 7, 2010.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the annual meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This proxy statement, including the section entitled "Executive Compensation—Compensation Discussion and Analysis," contains forward-looking statements, including statements regarding our expectations for sales trends, profitability, expenses, or other measures of financial performance in future periods, and the effects of strategic actions on future financial performance. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under "Risk Factors" in Item 1A of our 2009 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on February 22, 2010. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

PROPOSAL ONE

ELECTION OF DIRECTORS

Pursuant to our certificate of incorporation, the number of authorized LeapFrog directors has been fixed at nine by a resolution of our board of directors. There are nine nominees for director at this annual meeting. Stockholders cannot submit proxies voting for a greater number of persons than the nine nominees named in this Proposal One. Each director to be elected will hold office until the next annual meeting of stockholders and until his successor is elected, or until the director's death, resignation or removal. Each nominee listed below is currently a director of LeapFrog. Each of these nominees was elected by the stockholders except for William B. Chiasson, who was appointed by our board of directors as of March 1, 2010 in connection with his appointment as our Chief Executive Officer and President. LeapFrog's policy is to encourage nominees for director to attend the annual meeting of stockholders. Three directors attended our 2009 annual meeting.

Directors are elected by a plurality of the votes properly cast in person or by proxy. The nine nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the nine nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for such nominee will instead be voted for the election of a substitute nominee proposed by LeapFrog. Each person nominated for election has agreed to serve if elected. LeapFrog has no reason to believe that any nominee will be unable to serve.

The following table sets forth information as of March 31, 2010 with respect to the nominees for election to our board of directors:

Nominees

Name	Age	Position/Office Held with LeapFrog
William B. Chiasson	57	Chief Executive Officer, President and Director
Jeffrey G. Katz	54	Executive Chairman of the board
Thomas J. Kalinske	65	Vice Chairman of the board
Paul T. Marinelli	42	Director
Stanley E. Maron	61	Director
E. Stanton McKee, Jr.	65	Director
David C. Nagel	64	Director
Philip B. Simon	57	Director
Caden Wang	57	Director

Our board's nominating and corporate governance committee seeks to assemble a board that, as a whole, possesses the appropriate balance of professional and industry knowledge, financial, marketing, technical and governance expertise, and high-level management experience necessary to oversee and direct our business. To that end, the committee has identified and evaluated nominees in the broader context of the board's overall composition, with the goal of recruiting and nominating members who complement and strengthen the skills of other members and who also exhibit integrity, collegiality, sound business judgment and any other qualities that the committee views as critical to effective functioning of the board. The brief biographies below include information regarding the specific and particular experience, qualifications, attributes or skills of each nominee that led the committee to believe that , as of the date of this proxy statement, that nominee should continue to serve on the board. However, each of the members of the committee may have a variety of reasons why he or she believes a particular person would be an appropriate board member, and these views may differ from the views of other members.

William B. Chiasson has served as our Chief Executive Officer and President, and has served as a member of our board of directors, since March 2010. He served as our Chief Financial Officer from November 2004 through February 2010. Before joining us, he served as Senior Vice President and Chief Financial Officer of Levi Strauss & Co., a marketer of apparel, from August 1998 to December 2003. From January 1988 to August 1998, Mr. Chiasson served in varying capacities with Kraft Foods, Inc., a division of Phillip Morris Companies and a manufacturer and seller of branded foods and beverages, most recently as Senior Vice President, Finance and Information Technology. From June 1979 to January 1988, Mr. Chiasson served in varying capacities with Baxter Healthcare, most recently as its Vice President and Controller for the Hospital Group. Mr. Chiasson received his B.A. from the University of Arizona and his M.B.A. from the University of Southern California.

Mr. Chiasson's ongoing leadership role at LeapFrog, now as Chief Executive Officer, means that he can contribute a deep understanding of our day-to-day operations to the board. He brings many years of experience with consumer products companies through his experience at LeapFrog, Levi Strauss & Co. and Kraft Foods, Inc. Also, his long service as a public-company executive officer gives him extensive knowledge of and experience with business operations and strategy, including compensation and corporate governance matters, finance and accounting issues, regulatory requirements, and risk awareness and management. Mr. Chiasson also offers substantial finance and strategy experience, having served as our Chief Financial Officer and as the Chief Financial Officer of Levi Strauss & Co., and in other senior financial roles at other public companies.

Jeffrey G. Katz has served as a member of our board of directors since June 2005 and as Executive Chairman of the board since March 2010. Previously, he served as our Chief Executive Officer and President from July 2006 through February 2010, and as Chairman of the board from March 2009 through February 2010. Mr. Katz has served as the Chief Executive Officer of NexTag, Inc., an operator of comparison shopping sites, since March 2010. Before joining us, Mr. Katz served as the Chairman and Chief Executive Officer of Orbitz, Inc., an online travel company, from 2000 to 2004. From 1997 to 2000, Mr. Katz was President and Chief Executive Officer of Swissair, a publicly held airline. From 1980 to 1997, he served in a variety of roles at American Airlines, a publicly held airline, including Vice President of American Airlines and President of the Computerized Reservation System Division of SABRE. Mr. Katz serves on the board of directors of Sojern, Inc., a privately held company that operates a targeted advertising network. Mr. Katz earned a B.S. in mechanical engineering from the University of California, Davis, and M.S. degrees from both Stanford University and the Massachusetts Institute of Technology.

Mr. Katz's recent service as President and Chief Executive Officer of LeapFrog means that he can contribute a deep understanding of the company's day-to-day operations to the board, and his role as Executive Chairman includes a management advisory role. His experience as Chief Executive Officer of LeapFrog, Chief Executive Officer of Orbitz and President of the Computerized Reservation System Division of SABRE, provides significant experience in online marketing and sales, customer relationship management and operations to the board. In addition, his engineering educational background allows him to contribute his technical knowledge to board discussions. With substantial experience leading public companies, including as Chief Executive Officer of LeapFrog, Orbitz and Swissair, Mr. Katz also provides the board with strong general knowledge of public company operations, including oversight of extensive sales organizations and other such organizations within the company, finance and accounting issues, regulatory requirements, and risk awareness and management, among other things.

Thomas J. Kalinske has served as our Vice Chairman since July 2006. From February 2004 to July 2006, Mr. Kalinske served as our Chief Executive Officer and previously served in that same capacity from September 1997 to March 2002. He has served on our board of directors since September 1997 and was the Chairman of our board of directors from September 1997 to February 2004. From April 2007 to May 2008, Mr. Kalinske served as Chief Executive Officer of cFares, Inc., an online meta search company. From 1996 to February 2004, Mr. Kalinske served as the President of Knowledge Universe (now Mounte LLC), a private company focused on building leading companies in areas relating to education, technology and career management and the improvement of individual and corporate performance. From 1990 to 1996, he served as President and Chief Executive Officer of Sega of America. Prior to that, he was President and Chief Executive Officer of the Universal Matchbox Group from 1987 to 1990. Prior to that, he served as President and Co-Chief Executive

Officer of Mattel, Inc. Mr. Kalinske has served as Chair of the Toy Manufacturers Association of America and, in 1997, he was inducted into the Toy Industry Hall of Fame. Mr. Kalinske has served as a director on the board of directors of Blackboard Inc., a publicly held company that provides enterprise learning software applications, since April 2007, and is a member of its audit committee. He has also served on the board of directors and audit committee of Cambium Learning Group, Inc., a publicly held company that provides educational materials to schools for at risk and special need student populations, since February of 2010. Mr. Kalinske also serves as Executive Chairman of the board of directors of Moonshoot, a privately held developer of online English language learning games for non-English speaking children. Mr. Kalinske previously served as a director of Spring Group plc from October 1999 through March 2006. Spring Group plc was a publicly held provider of recruitment, professional staffing and related services based in the UK. Mr. Kalinske earned a B.S. from the University of Wisconsin and an M.B.A. from the University of Arizona.

Mr. Kalinske has been a leader in a number of technology, toy and education ventures, and brings extensive experience with electronic gaming and toys to LeapFrog and its board of directors. He has extensive experience in the toy industry, having served as Chief Executive Officer of Mattel, a leading toy manufacturer and public company, and as chair of the Toy Manufacturer's Association of America, and having later served as our Chief Executive Officer and Chairman. In addition, Mr. Kalinske has served in various leadership positions within LeapFrog since its inception. He brings to the board a deep understanding of the LeapFrog business and organization, and extensive experience in the areas of technology, toys, gaming and educational ventures, all areas that align closely with LeapFrog's continuing strategic focus on technology-based learning toys, gaming and reading. His background in relevant industries and his long career of leadership as a director and as an officer of various companies, including a current directorship for a public company other than LeapFrog, allow him to provide the board pertinent strategic and business insight based on extensive experience.

Paul T. Marinelli was appointed to our board of directors in March 2009. Mr. Marinelli has served as Vice President of Lawrence Investments, LLC, or Lawrence Investments, a private equity investment firm that is controlled by Lawrence J. Ellison, since May 2004. In March 2009, Mr. Marinelli was proposed for membership on our board of directors by Mollusk Holdings, a subsidiary of Lawrence Investments and the owner of shares representing a majority of our outstanding voting power. From September 1999 to May 2004, he held the position of Corporate Development Group Director at Cadence Design Systems, an electronic design automation software and services company, where he managed several dozen acquisitions and strategic investments. Prior to 1999, Mr. Marinelli held various financial roles at PricewaterhouseCoopers, AlliedSignal and EMCON. Mr. Marinelli earned a B.S. from the University of California, Berkeley, and an M.B.A. from Cornell University. Mr. Marinelli has served as a member of our nominating and corporate governance committee since March 2009.

Mr. Marinelli's educational background and experience in finance and business development at various companies, including a major auditing firm, provide the board with extensive significant expertise in matters such as mergers and acquisitions and financings. In addition, Mr. Marinelli's experience at Cadence Design Systems gives him insight into and experience at a technology-based business, which aligns with LeapFrog's significant technology focus. Mr. Marinelli's service as Vice President of Lawrence Investments also enables him to represent our stockholders and serve as a liaison between the board and our stockholders.

Stanley E. Maron was elected to our board of directors in September 1997. Since 1994, Mr. Maron has served as a senior partner in the law firm of Maron & Sandler, a Professional Corporation, which he co-founded. He specializes in corporate and tax law. Prior to forming Maron & Sandler, he was a senior partner in the Los Angeles law firm of Buchalter, Nemer, Fields & Younger, serving the firm from 1975 to 1994. Mr. Maron currently serves as a director of Heron International, a privately held European real estate development company, and also serves as an officer and director of privately held companies affiliated with Knowledge Learning Corporation, a for-profit provider of early child care learning. Mr. Maron earned a B.A. from the University of California, Berkeley and a J.D. from the University of California, Los Angeles. Mr. Maron has served on our audit committee since July 2006, and on our compensation and nominating and corporate governance committees since May 1, 2008.

Mr. Maron's long tenure on our board of directors contributes continuity and a detailed understanding of LeapFrog's business and industry to our board and the three committees on which he serves. His ongoing work as a senior corporate and tax attorney gives him legal expertise and experience that are valuable to the board when analyzing issues that involve such legal considerations. His experience serving as a director of LeapFrog and other companies has also provided him with valuable knowledge regarding accounting and financial reporting matters. In addition, his experience as a corporate lawyer and his service as a director of other companies provides him with a broad perspective on corporate governance practices for boards of directors, knowledge and experience with board duties and responsibilities in the context of major corporate transactions and the phases of corporate existence, and insight into trends and best practices for areas like compensation and benefits, risk management and talent development. He constitutes an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on our audit committee.

E. Stanton McKee, Jr. was appointed to our board of directors in November 2003. From 1989 until his retirement in November 2002, Mr. McKee served as Chief Financial and Administrative Officer of Electronic Arts Inc., a developer and publisher of interactive entertainment. From 1982 to 1989, Mr. McKee was Chief Financial Officer of Digital Research, Inc, a privately held developer of operating systems, computer languages and applications. Mr. McKee also served in the consulting division of Arthur Andersen for seven years. Mr. McKee has served on the board of directors of ArcSight, Inc., a publicly held company that provides security and compliance management software and appliances to government and commercial entities, since February 2005; he is a member of its corporate governance committee and chairs its audit committee. Mr. McKee has served on numerous private company and joint venture boards and currently serves on the board of a private company. Mr. McKee earned a B.A. and an M.B.A. from Stanford University. Mr. McKee has served as the Chair of our audit committee since November 2003 and as a member of our compensation committee since July 2009.

Mr. McKee has extensive financial reporting, financial transaction, investor relations, and general financial and management experience, having served as a chief financial officer for more than 20 years, including more than 13 years with a publicly held company. He has also had responsibility for manufacturing, supply chain, and some international operations, all of which are components of LeapFrog's business. He has extensive experience with mergers and acquisitions and strategic transactions having, in addition to his chief financial officer duties, been responsible for corporate development for a number of years, executing many acquisitions, investments and joint ventures, both domestically and internationally. His experience in the electronic game business, including both content development and retail distribution oversight, has direct applicability to LeapFrog's business. He is a financial expert as defined in applicable SEC rules, and the chairman of our audit committee based on his education and substantial experience in the field. His work at Electronic Arts and his service on the boards of directors of several companies, including a public company other than LeapFrog, give him broad-based knowledge in corporate governance, compensation and financial matters currently faced by companies operating in industries similar to LeapFrog's. He constitutes an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on the audit committee. In addition, Mr. McKee qualifies as a "non-employee director" within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, which allows him to be part of our performance compensation award subcommittee, as discussed below under "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee" regarding the establishment of that subcommittee.


Proxy

David C. Nagel, Ph.D. was appointed to our board of directors in September 2005. From December 2001 until his retirement in May 2005, Dr. Nagel served as the President, Chief Executive Officer and a director of PalmSource, Inc., a provider of operating system software platforms for smart mobile devices. From September 2001 to December 2001, he was Chief Executive Officer of the Platform Solutions Group at Palm, Inc., a provider of mobile computing solutions. Prior to joining Palm, from April 1996 to September 2001, Dr. Nagel was Chief Technology Officer of AT&T Corp., a communications service provider, President of AT&T Labs, a corporate research and development unit of AT&T, and Chief Technology Officer of Concert, a partnership between AT&T and British Telecom. Dr. Nagel has served on the board of directors and compensation committee of each of Align Technology, Inc., a publicly held company that develops and sells orthodontics medical devices (since July 2009), Tessera Technologies, Inc., a publicly held company that develops semiconductor packaging technology (since May 2005), and Openwave Systems Inc., a publicly held company that develops software for mobile and broadband operators (since January 2008). Dr. Nagel earned a B.S., an M.S. and a Ph.D. from the University of California, Los Angeles. Dr. Nagel has served as a member of our compensation committee since February 2006 (and as the Chair since November 2006), and as a member of our strategy committee from April 2006 until it was dissolved in July 2007.

Dr. Nagel has held multiple leadership positions at technology companies, both as chief executive officer and chief technology officer. This experience with companies in the telecommunications and mobile device sectors is applicable to LeapFrog's current business as we increasingly focus on mobile and web-enabled educational entertainment platforms, and enables him to contribute to the board his insights and guidance on effective strategic options as we expand our technology-based learning toys and platforms. Dr. Nagel's experience as a director of public companies other than LeapFrog gives him broad-based experience in corporate governance, compensation and financial matters affecting technology companies. Dr. Nagel serves on the compensation committees of three other public companies, which gives him wide-ranging and extensive experience with executive compensation matters and the duties of compensation committees. He constitutes an independent director under Section 303A.02 of the NYSE listing standards. In addition, Dr. Nagel qualifies as a "non-employee director" within the meaning of Section 16 of the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code, which allows him to be a member of our performance compensation award subcommittee, as discussed below under "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee" regarding the establishment of that subcommittee.

Philip B. Simon was appointed to our board of directors in March 2009 and served as Presiding Director with the role of presiding over executive sessions of the board from March 2009 to March 2010. Mr. Simon is President of Lawrence Investments, a private equity investment firm that is controlled by Lawrence J. Ellison. In March 2009, Mr. Simon was proposed for membership on our board of directors by Mollusk Holdings, a subsidiary of Lawrence Investments and the owner of shares representing a majority of our outstanding voting power. For 16 years, prior to joining Lawrence Investments in 1997, Mr. Simon was partner in Howson & Simon LLP, a professional tax and accounting services firm. Mr. Simon served as a director of Spring Group plc from October 2003 through March 2006; Spring Group plc was a publicly held provider of recruitment, professional staffing and related services based in the UK. Mr. Simon serves on the board of directors of a number of privately held companies and is a member of the California Society of Certified Public Accountants. Mr. Simon holds an A.B. from Yale University and a J.D. from Stanford Law School. Mr. Simon has served as a member of our compensation committee since March 2009.

Mr. Simon's service as President of Lawrence Investments, and his associated service on the boards of directors of multiple companies, provides the board with access to information about business practices and strategies across several industries. Also, with his educational background and experience at Howson & Simon, Mr. Simon adds extensive expertise and experience in tax and accounting, as well as understanding of and facility with legal and regulatory matters. Mr. Simon's service as President of Lawrence Investments also enables him to represent our stockholders and serve as a liaison between the board and our stockholders.

Caden Wang was appointed to our board of directors in April 2005. From June 1999 until his retirement in December 2001, Mr. Wang served as Executive Vice President and Chief Financial Officer of LVMH Selective Retailing Group, which included various international retail holdings such as DFS, Sephora and Miami Cruiseline Services. He also served as the Chief Financial Officer for DFS, Gump's and Cost Plus. Since October 2003, Mr. Wang has served on the board of directors of bebe stores, inc., a publicly held company that designs, develops and produces women's apparel and accessories, and chairs its audit committee, is a member of its nominating and corporate governance committee and chairs a special committee advising on executive equity matters. From August 2005 through August 2007, Mr. Wang served on the board of directors of Fossil, Inc., a publicly held company that designs, develops, markets and distributes fashion-related consumer products, and was a member of its audit committee, nominating and corporate governance committee and a special committee advising on option backdating. He earned a B.A. and an M.B.A. from the University of California, Los Angeles. Mr. Wang has served as a member of our audit committee since April 2005, a member of our nominating and corporate governance committee since November 2006 (and as the Chair since March 2009), and a member of our compensation committee since March 2009 (and previously as a member and the Chair of our compensation committee from April 2005 to November 2006).

Mr. Wang has extensive accounting, financial reporting and finance experience, having served as the chief financial officer of various private companies during his career and as the chair of the audit committee of a public company. He is a "financial expert," as defined in applicable SEC rules, based on his formal education and substantial experience in the field. Mr. Wang's experience as an executive officer of various consumer products and retail companies and as a director of public companies other than LeapFrog gives him broad-based experience in corporate governance, compensation and financial matters currently faced by public consumer products companies. In addition, Mr. Wang brings extensive knowledge of and experience with business operations and strategy from his service with these companies, including international operations. He constitutes an independent director under Section 303A.02 of the NYSE listing standards, which permits him to serve on the audit committee. In addition, Mr. Wang qualifies as a "non-employee director" within the meaning of Section 16 of the Exchange Act, and as an "outside" director within the meaning of Section 162(m) of the Internal Revenue Code, which allows him to be a member of our performance compensation award subcommittee, as discussed below under "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee" regarding the establishment of that subcommittee.

The Board of Directors recommends a vote FOR each named nominee.

PROPOSAL TWO

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board of directors has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010, and has further directed that management submit the selection of an independent registered public accounting firm for ratification by the stockholders at the annual meeting. Ernst & Young LLP has audited our consolidated financial statements since September 1997. Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the audit committee is submitting the selection of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the company and our stockholders.

Ratification of the selection of Ernst & Young LLP requires the affirmative vote of a majority of the votes of the holders of shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted toward the tabulation of votes cast on proposals presented to the stockholders and will have the same effect as negative votes.

Independent Registered Public Accounting Firm Fee Information

In connection with the audit of our 2009 financial statements, we entered into an engagement agreement with Ernst & Young LLP that set forth the terms by which Ernst & Young LLP would perform audit services for us, including responsibilities of Ernst & Young and management in the conduct of the audit and estimated fees. That agreement is subject to alternative dispute resolution procedures.

The following table represents aggregate fees billed or to be billed to us for services performed for the fiscal years ended December 31, 2009 and 2008, by Ernst & Young LLP, our independent registered public accounting firm.

	Fiscal Year Ended (in thousands)	
	2009	2008
Audit Fees	$1,341	$2,084
Audit-Related Fees	—	—
Tax Fees	100	—
All Other Fees	—	—
Total Fees	$1,441	$2,084

All services provided by Ernst & Young LLP for the fiscal years ended December 31, 2009 and 2008 were approved by the audit committee.

Audit Fees

The aggregate fees billed or expected to be billed by Ernst & Young LLP for financial audit services totaled approximately $1.3 million for 2009 and $2.1 million for 2008.

Audit-Related Fees

For 2009 and 2008, there were no fees for audit-related services other than the audit fees specified above.

Tax Fees

The aggregate fees billed by Ernst & Young for tax services were approximately $100,000 for 2009, and included a review of our U.S. tax returns, preparation of foreign tax returns, and a study on our 2007 research and development credits. There were no fees paid to Ernst & Young LLP for tax services in 2008.

All Other Fees

There were no other fees paid to Ernst & Young LLP in 2009 and 2008.

Pre-Approval Procedures of Audit and Non-Audit Services by the Independent Registered Public Accounting Firm

The audit committee's charter requires it to pre-approve all audit and non-audit services performed by the independent registered public accounting firm. As permitted by the charter, the audit committee has delegated to the Chair of the audit committee, Mr. E. Stanton McKee, Jr., the authority to grant such pre-approvals, provided that all approvals made by the Chair are presented to the full audit committee for its ratification at each of its scheduled meetings. In determining whether to approve audit and non-audit services to be performed by Ernst & Young LLP, the audit committee takes into consideration the fees to be paid for such services and whether such fees would affect the independence of the independent registered public accounting firm in performing its audit function. In addition, when determining whether to approve non-audit services to be performed by Ernst & Young LLP, the audit committee considers whether the performance of such services is compatible with maintaining the independence of the independent registered public accounting firm in performing its audit function, and confirms that the non-audit services will not include the prohibited activities set forth in Section 201 of the Sarbanes-Oxley Act of 2002. The audit committee has determined that the rendering of the services other than audit services by Ernst & Young LLP in 2009 and 2008 was compatible with maintaining the registered public accounting firm's independence.

The Board of Directors recommends a vote FOR Proposal Two.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Controlling Stockholder

As of March 31, 2010, Lawrence J. Ellison, through entities controlled by him, held a majority of the voting power of our outstanding stock. As a result, Mr. Ellison controls the election of all members of our board of directors and all other matters submitted to a vote of our stockholders as to which the vote required is a majority of the outstanding voting power. Mr. Ellison is Chief Executive Officer of Oracle Corporation.

Beneficial Ownership of Our Common Stock

The following table sets forth certain information regarding the ownership of LeapFrog's Class A common stock and Class B common stock (convertible into Class A common stock) as of March 31, 2010 by: (i) each director; (ii) each of the executive officers named in the Summary Compensation Table below; (iii) all executive officers and directors of LeapFrog as a group; and (iv) all those known by LeapFrog to be beneficial owners of more than five percent of our Class A or Class B common stock. Information with respect to beneficial ownership has been furnished by each director, executive officer or beneficial owner of more than five percent of the shares of our Class A or Class B common stock, as the case may be, and Schedules 13D and 13G filings with the SEC.

Beneficial ownership is determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as outstanding all shares of capital stock that a person would receive upon exercise of stock options held by that person that are immediately exercisable or exercisable within 60 days of March 31, 2010. These shares are deemed to be outstanding and to be beneficially owned by the person holding those options for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated and to the extent known, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Beneficial Ownership of Our Common Stock (continued)

	Number of Shares Beneficially Owned			Percentage of Shares Beneficially Owned(1)			Percentage of Combined Voting Power Of All Classes of Stock(3)
	Class A	Class B	Total	Class A	Class B	Total(2)	
Lawrence J. Ellison / Mollusk Holdings, LLC(4)	—	16,154,534	16,154,534	*	59.5%	25.2%	52.4%
Michael R. Milken(5)	601,789	9,387,732	9,989,521	1.6%	34.6%	15.6%	30.6%
Lowell J. Milken(6)	40,137	5,144,130	5,184,267	*	19.0%	8.1%	16.7%
ET Holdings, LLC(7)	—	4,336,216	4,336,216	*	16.0%	6.8%	14.1%
Franklin Resources, Inc.(8)	5,255,380	—	5,255,380	14.2%	*	8.2%	1.7%
BlackRock, Inc.(9)	3,634,441	—	3,634,441	9.8%	*	5.7%	1.2%
Met Investors Advisory, LLC(10)	2,294,411	—	2,294,411	6.2%	*	3.6%	*
Jeffrey G. Katz(11)	1,226,651	—	1,226,651	3.2%	*	1.9%	*
William K. Campbell(12)	135,824	—	135,824	*	*	*	*
William B. Chiasson(13)	255,112	—	255,112	*	*	*	*
Michael J. Dodd(14)	203,286	—	203,286	*	*	*	*
Nancy G. MacIntyre(15)	51,020	—	51,020	*	*	*	*
Peter M. O. Wong(16)	79,180	—	79,180	*	*	*	*
Thomas J. Kalinske(17)	334,216	1,107	335,323	*	*	*	*
Paul T. Marinelli(18)	24,720	16,154,534	16,179,254	*	59.5%	25.2%	52.4%
Stanley E. Maron(19)	88,067	168	88,235	*	*	*	*
E. Stanton McKee, Jr.(20)	70,799	—	70,799	*	*	*	*
David C. Nagel(21)	66,063	—	66,063	*	*	*	*
Philip B. Simon(22)	102,374	16,154,534	16,256,908	*	59.5%	25.3%	52.4%
Caden Wang(23)	71,184	—	71,184	*	*	*	*
All directors and executive officers as a group (13 persons)(24)	2,824,959	16,155,809	18,980,768	7.2%	59.5%	28.5%	52.9%

* Less than one percent.

(1) Based on 36,899,844 shares of Class A common stock and 27,140,794 shares of Class B common stock outstanding as of March 31, 2010. Unless otherwise indicated in the footnotes to this table, the applicable address for each of our directors and executive officers is c/o LeapFrog Enterprises, Inc., 6401 Hollis Street, Emeryville, California 94608.

(2) These percentages reflect the ownership of our Class A common stock and our Class B common stock on an as-converted basis, assuming the conversion of all Class B common stock to Class A common stock.

(3) These percentages reflect the different voting rights of our Class A common stock and our Class B common stock. On all matters submitted to a vote of our stockholders, our Class A common stock entitles its holders to one vote per share and our Class B common stock entitles its holders to ten votes per share.

(4) Includes 16,154,534 shares of Class B common stock held indirectly by Mr. Ellison through Mollusk Holdings, which is controlled by Cephalopod Corporation and Lawrence Investments. These shares are also reported as beneficially owned by Messrs. Marinelli and Simon. The address for Mollusk Holdings is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA 94596.

(5) Includes:

- 5,039,937 shares of Class B common stock and 601,789 shares of Class A common stock held directly by Mr. M. Milken;
- 4,336,216 shares of Class B common stock held indirectly by Mr. M. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power; and

- 11,579 shares of Class B common stock held indirectly by Mr. M. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. L. Milken and over which Mr. M. Milken has shared voting and investment power.

The address for Mr. M. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(6) Includes:

- 796,335 shares of Class B common stock and 40,137 shares of Class A common stock held directly by Mr. L. Milken;
- 4,336,216 shares of Class B common stock held indirectly by Mr. L. Milken through ET Holdings, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power; and
- 11,579 shares of Class B common stock held indirectly by Mr. L. Milken through Hampstead Associates, LLC, which are also beneficially owned by Mr. M. Milken and over which Mr. L. Milken has shared voting and investment power.

The address for Mr. L. Milken is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(7) ET Holdings, LLC is an entity over which Michael R. Milken and Lowell J. Milken each have shared voting and investment power. These shares are also reported as beneficially owned by Mr. M. Milken and Mr. L. Milken. The address for ET Holdings, LLC is c/o Maron & Sandler, 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(8) Based solely on information provided in a Schedule 13G filed on February 6, 2009 by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr., Templeton Global Smaller Companies Fund (a U.S. investment company), Templeton Global Smaller Companies Fund (a Canada investment company) and Franklin Templeton Investments Corp. Franklin Templeton Investments Corp. is reported as having sole voting and dispositive power over 5,255,380 shares. Templeton Global Smaller Companies Fund (U.S.) is reported as having the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, 2,976,610 shares. Templeton Global Smaller Companies Fund (Canada) is reported as having the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, 2,283,770 shares. Charles B. Johnson and Rupert H. Johnson, Jr. are reported as being the principal stockholders of Franklin Resources, Inc., which is identified as a direct or indirect parent of the investment management subsidiaries reported as having beneficial ownership of or other interest in the shares. The address for Franklin is One Franklin Parkway, San Mateo, California 94403.

(9) Based solely on information provided in a Schedule 13G filed on January 29, 2010 by BlackRock, Inc., or BlackRock. The address for BlackRock is 40 East 52nd Street, New York, New York 10022.

(10) Based solely on information provided in a Schedule 13G filed on February 14, 2008 by Met Investors Advisory, LLC and Met Investors Series Trust. Met Investors Advisory, LLC and Met Investors Series Trust are reported as each sharing voting and dispositive power over 2,294,411 shares. The address for Met Investors is 5 Park Plaza, Suite 1900, Irvine, California 92614.

(11) Includes 1,172,375 shares of Class A common stock issuable to Mr. Katz upon the exercise of options that are exercisable within 60 days after March 31, 2010.

(12) Includes 126,838 shares of Class A common stock issuable to Mr. Campbell upon the exercise of options that are exercisable within 60 days after March 31, 2010.

(13) Includes 233,683 shares of Class A common stock issuable to Mr. Chiasson upon the exercise of options that are exercisable within 60 days after March 31, 2010.

(14) Includes 175,572 shares of Class A common stock issuable to Mr. Dodd upon the exercise of options that are exercisable within 60 days after March 31, 2010.

(15) Includes 47,806 shares of Class A common stock issuable to Ms. MacIntyre upon the exercise of options that are exercisable within 60 days after March 31, 2010. Ms. MacIntyre departed from LeapFrog in February 2010, but her vested options remain exercisable for 12 months after her departure date.

(16) Includes 71,043 shares of Class A common stock issuable to Mr. Wong upon the exercise of options that are exercisable within 60 days after March 31, 2010. Mr. Wong departed from LeapFrog in February 2010, but his vested options remain exercisable for 12 months after his departure date.

(17) Includes 141,014 shares of Class A common stock issuable to Mr. Kalinske upon the exercise of options that are exercisable within 60 days after March 31, 2010.

(18) Includes 16,154,534 shares of Class B common stock presently held by Mollusk Holdings and 24,720 shares of Class A common stock issuable to Mr. Marinelli upon the exercise of options that are exercisable within 60 days after March 31, 2010. Mr. Marinelli is the Vice President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Ellison. Mr. Marinelli disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The address for Mr. Marinelli is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, California 94596.

(19) Includes 59,098 shares of Class A common stock issuable to Mr. Maron upon the exercise of options that are exercisable within 60 days after March 31, 2010 and 20,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2010, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Maron's term on LeapFrog's board of directors. The address for Mr. Maron is 1250 Fourth Street, Suite 550, Santa Monica, California 90401.

(20) Includes 45,799 shares of Class A common stock issuable to Mr. McKee upon the exercise of options that are exercisable within 60 days after March 31, 2010 and 25,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2010, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. McKee's term on LeapFrog's board of directors;

(21) Includes 46,063 shares of Class A common stock issuable to Dr. Nagel upon the exercise of options that are exercisable within 60 days after March 31, 2010 and 20,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2010, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Dr. Nagel's term on LeapFrog's board of directors;

(22) The address for Mr. Simon is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, California 94596. Includes:

- 24,720 shares of Class A common stock issuable to Mr. Simon upon the exercise of options that are exercisable within 60 days after March 31, 2010.
- 77,654 shares of Class A common stock presently held by the Simon-Neben Family Trust, a revocable trust of which Mr. Simon is a trustee.
- 16,154,534 shares of Class B common stock presently held by Mollusk Holdings. Mr. Simon is the President of Lawrence Investments, which is one of the two managing members of Mollusk Holdings. These shares are also reported as beneficially owned by Mr. Ellison. Mr. Simon disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(23) Includes 51,184 shares of Class A common stock issuable to Mr. Wang upon the exercise of options that are exercisable within 60 days after March 31, 2010 and 20,000 shares of Class A common stock issuable under restricted stock unit awards that are scheduled to be vested within 60 days after March 31, 2010, provided that pursuant to the terms of the grant, the shares will not be released by LeapFrog until three months following the expiration or termination of Mr. Wang's term on LeapFrog's board of directors.

(24) Based on all existing executive officers and directors as a group. See footnotes 12 through 22 above, as applicable. Includes 16,154,534 shares of Class B Common Stock held by Mollusk Holdings, as discussed above, but such amount has been included only once in the calculation even though it is attributed to two directors elsewhere in the table. Includes 41,083 shares of Class A common stock held by our executive officers who are not named in the table. Also includes 205,580 shares of Class A common stock issuable upon the exercise of options that are exercisable within 60 days after March 31, 2010 held by executive officers who are not named in the table.

TRANSACTIONS WITH RELATED PERSONS

Related-Person Transactions Policy and Procedures

In February 2010, our board approved a written policy regarding transactions with related persons that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of "related-persons transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) involving an amount that exceeds $120,000 in which LeapFrog and any "related person" are participants. Transactions involving compensation for services provided to LeapFrog as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of LeapFrog (as determined by the combined voting power of all classes of stock), including any of their immediate family members, and any entity owned or controlled by such persons.

Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our board of directors for consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to LeapFrog of the transaction and whether any alternative transactions were available. To identify related-person transactions, we rely on information supplied by our management and directors. In considering related-person transactions, the board takes into account the relevant available facts and circumstances including, but not limited to (a) the risks, costs and benefits to LeapFrog, (b) the impact on a director's independence if the related person is a director, immediate family member of a director or an entity with which a director is affiliated, (c) the terms of the transaction, (d) the availability of other sources for comparable services or products and (e) the terms available to or from, as the case may be, unrelated third parties or to or from employees generally. If a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. The policy requires that, in determining whether to approve, ratify or reject a related-person transaction, the board must look at, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of LeapFrog and its stockholders, as the board determines in the good faith exercise of its discretion.

Certain Related-Person Transactions

Since April 2004, we have been a majority-owned subsidiary of Mollusk Holdings, an entity controlled by Lawrence J. Ellison that owns shares representing a majority of our voting power. In 2009, we purchased software products and support services from Oracle Corporation totaling approximately $860,000. As of March 31, 2010, Lawrence J. Ellison, the Chief Executive Officer of Oracle Corporation, may be deemed to have had or shared the power to direct the voting and disposition and, therefore, to have beneficial ownership, of approximately 16.2 million shares of our Class B common stock, which represents approximately 52.4% of the combined voting power of our Class A common stock and Class B common stock. According to a Schedule 13G filed with the SEC on February 5, 2010, Mr. Ellison beneficially owned as of that date approximately 23.3% of Oracle Corporation's outstanding common stock (including stock held by his spouse, as to which he disclaimed such beneficial ownership). For a more complete discussion of Mr. Ellison's beneficial ownership of our Class A common stock, see "Security Ownership of Certain Beneficial Owners and Management."

Messrs. Simon and Marinelli are President and Vice President, respectively, of Lawrence Investments, an entity controlled by Lawrence J. Ellison that controls Mollusk Holdings. Mollusk Holdings owns shares of our Class B common stock representing a majority of the combined voting power of all outstanding shares. Mr. Simon is also a director and officer of Pillar Data Systems, Inc., a privately held company in which Lawrence J. Ellison is a majority stockholder, and which billed us for approximately $370,000 in equipment leasing fees in 2009. Mr. Simon's compensation arrangements with Lawrence Investments include a carried interest (a share of any profit realized by Lawrence Investments on its investment in Pillar Data Systems, Inc. when that profit is realized). No such profit was realized in 2009.

In July 2009, we entered into a written agreement with Mounte LLC, a privately held company over which Michael R. Milken, Lowell J. Milken and, in 2009, Lawrence J. Ellison shared indirect control, settling a dispute under a 2002 tax sharing agreement. Pursuant to the agreement, Mounte LLC paid us $295,000 in settlement of all claims by either party under the agreement, including Mounte's counter-claim for $1.4 million. Mounte LLC was indirectly controlled by Messrs. M. Milken, L. Milken and (for a portion of 2009) Ellison, who beneficially owned, as of March 31, 2010, shares representing, respectively, approximately 30.6%, 16.7% and 52.4% of our voting power. (For purposes of these percentages, which are determined in accordance with SEC rules based on information furnished by each stockholder, shares representing 14.1% of our voting power are considered beneficially owned by both Michael R. Milken and Lowell J. Milken.) In addition, Mr. Simon served as a director of Mounte LLC until mid-2009.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

INDEPENDENCE OF THE BOARD OF DIRECTORS

We are a "controlled company" within the meaning of the New York Stock Exchange, or NYSE, listing standards because Mollusk Holdings holds more than 50% of the voting power of our outstanding shares. This status provides an exception to the requirements of the NYSE that a majority of the members of a listed company's board of directors qualify as "independent," as defined in the NYSE listing standards, as affirmatively determined by the board of directors, and that our compensation committee and nominating and corporate governance committee be composed entirely of independent directors. However, under NYSE regulations, our non-management directors, including directors that may not qualify as "independent," must still meet at regularly scheduled executive sessions without management present and our audit committee must still be composed entirely of independent directors. Beginning this year, NYSE standards provide that we should also hold at least one executive session per year that includes only independent directors.

Our board consults with our legal counsel to ensure that its determinations are consistent with all relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NYSE, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his family members and us, our senior management and our independent registered public accounting firm, our board of directors affirmatively determined in February 2010 that all of our continuing directors are independent within the meaning of the applicable NYSE listing standards, except for Mr. Chiasson, our current Chief Executive Officer, Messrs. Katz and Kalinske, our former Chief Executive Officers, Mr. Simon, President of Lawrence Investments, which controls Mollusk Holdings, and Mr. Marinelli, Vice President of Lawrence Investments. In addition, our board of directors affirmatively determined in February 2009 that Steven B. Fink and Ralph R. Smith, who served as our directors until March 2009, were independent.

GOVERNANCE

Meetings

During the fiscal year ended December 31, 2009, the board of directors held 10 meetings. Each of our incumbent directors attended at least 75% of the aggregate number of meetings of the board and of the committees on which the director served that were held during the portion of the last fiscal year in which he was a director or committee member.

In fiscal 2009 the non-management members of our board of directors met four times in executive sessions at which only non-management directors were present. Steven B. Fink, the chair of our board of directors until March 2009, presided over executive sessions of the board until his departure. From March 2009 through March 2010, Philip B. Simon, the Presiding Director of our board of directors during that period, presided over executive sessions of the board. Since March 2010, Jeffrey G. Katz, our former Chief Executive Officer and now the Executive Chairman of the board, has presided over such executive sessions and the Presiding Director role has been eliminated. For executive sessions of committees, the presiding director is usually the chair of the committee. If Mr. Katz were absent for board executive sessions, Thomas J. Kalinske, the Vice Chairman of the board, would preside. If the committee chair is absent for a committee executive session, the remaining members committee determine as a group the presiding director for executive sessions on a case-by-case basis.

Persons interested in communicating with the non-management or independent directors with their concerns or issues may address correspondence to a particular director, including the Executive Chairman, or to the non-management or independent directors generally, in care of our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Executive Chairman or the chair of the audit, compensation or nominating and corporate governance committee.

Board Leadership Structure

Our board of directors is composed of our Chief Executive Officer, William B. Chiasson, and eight non-management directors. Jeffrey G. Katz, who served as our Chief Executive Officer through February 2010, now serves as the Executive Chairman of the board. Mr. Katz served as Chairman of the board from March 2009 through February 2010. Mr. Katz transitioned to Executive Chairman effective in March 2010 in connection with his resignation as an officer and employee of LeapFrog. His role as Executive Chairman includes duties similar to those he had as Chairman, but he is now a non-management director and participates in executive sessions of the non-management directors. As Executive Chairman, Mr. Katz will continue to have an active role in consulting with our senior management and board regarding LeapFrog's business strategy and technology and product direction. The regular duties of the Chairman of the board, now included in the duties of the Executive Chairman, are described in our bylaws, which provide that the Chairman presides over meetings of the board and at meetings of our stockholders, and performs any other duties commonly incident to the office or designated by our board. The Executive Chairman role will include typical board chair duties such as serving as a liaison between the other board members and management, reviewing and approving materials to be sent to the board, working with management and other directors to develop agendas for board meetings, helping build consensus on proposed board actions, and serving as the chair of board meetings.

In his position as Executive Chairman, Mr. Katz will have substantial authority to shape the work of the Board. Even though he is not "independent" within the meaning of the NYSE listing standards, we believe that his status as a non-management director performing this board leadership role will help to reinforce the board's independence from management in the board's oversight of our business and affairs. In addition, we believe that having a non-management Executive Chairman will serve to create an environment that is conducive to objective evaluation and oversight of management's performance and related compensation, increasing management accountability and improving the ability of the board to monitor whether management's actions are in our best interests and those of our stockholders. As a result, we believe our current board leadership structure contributes to the effectiveness of the board as a whole and, as a result, is the most appropriate structure for us at the present time. In addition, we believe Mr. Katz's role in consulting with senior management and board members facilitates regular open and direct communication between the board and our management, helping to coordinate the actions of management with direction provided by the board.

Thomas J. Kalinske, who served as our Chief Executive Officer from September 1997 to March 2002 and again from February 2004 to July 2006, serves as the Vice Chairman of the board and would generally preside over any meetings and executive sessions of the board if Mr. Katz were not present. Mr. Kalinske provides industry experience and his perspective as a former CEO of LeapFrog to management as part of his Vice Chairman role.

Role of Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board does not have a standing risk management committee, but rather administers this oversight function directly through the board as a whole, as well as through the audit committee, which is responsible for discussing guidelines and policies to govern the process by which risk assessment and management is undertaken. In addition, other standing committees of the board address risks inherent in their respective areas of oversight. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the board as quickly as possible.

Our board and committees oversee risk, including operational risk, liquidity risk and credit risk, in a variety of ways, including the following:

- The full board engages in extensive discussion with our executive team on a regular basis concerning the risks facing the company and how best to manage them. Board meetings generally include detailed discussion among board members, management and professional advisors regarding material risks we face as an enterprise, including operational and financial risks. Our management provides information to the board regarding our approach to material risks, both at meetings and in regular informal discussions, and takes extensive guidance from the board in decision-making with respect to such matters. In addition, the board and audit committee generally review the disclosures in our Annual Report on Form 10-K, including the risk factors. The audit committee reviews the Annual Report on Form 10-K in detail and also reviews and discusses with management the disclosures in our Quarterly Reports on Form 10-Q, including updated risk factors, and holds extensive discussions with management concerning whether all material risks have been identified. The discussion also provides a mechanism by which board members can evaluate and oversee our risk management practices, ask questions of our executive team concerning material risks we face and how we plan to manage them, and guide management's actions with respect to such risk management.

- Our audit committee reviews and discusses at regular meetings throughout the year our risk management policies and processes and material risk exposures, including financial risk exposures, facing our business, in addition to monitoring our compliance with legal and regulatory requirements. Audit committee meetings generally include extensive discussion between the committee members and our internal and external auditors, legal advisors and operational leads regarding the risks we face. The participants discuss in detail both the material risks identified by these parties in their capacities as advisors to or leaders of LeapFrog, and how we plan to address them. In addition, such reviews include evaluating the effectiveness of our risk management processes and how to improve them if and when necessary.
- Our internal audit department and any internal audit consulting firm reports directly to the audit committee of the board on the adequacy and effectiveness of our system of internal control and risk management systems. The audit committee guides management and board decisions concerning financial and operational matters based on the reports regarding risk management priorities. This information is delivered to the audit committee during the regular portion of the meeting and in a separate discussion among our audit committee members, internal audit representatives and external auditors during executive sessions of the audit committee.
- Our compensation committee reviews our compensation programs with our management and external compensation consultants, and, in approving such programs, considers whether and to what extent they have a potential to encourage excessive risk taking by our employees, including executives. In addition, the committee monitors these programs to evaluate on a regular basis whether the programs provide an appropriate balance of incentives and do not encourage employees to take unreasonable risks.
- Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal acts or improper liability-creating conduct. The committee also helps ensure that we are prepared to deal with risks and crises by evaluating the individual capabilities of the directors, nominating directors with risk management experience, and considering the time each director and nominee has to devote to the company. The committee also works with our management to establish orientation programs for new directors and succession plans for key executive officers.

COMPENSATION OF DIRECTORS

During the fiscal year ended December 31, 2009, our non-employee directors who served during 2009 received the following compensation for their service on our board of directors:

Director Compensation for Fiscal Year 2009

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	Option Awards ($)(3)(4)(5)(6)	Total ($)
Thomas J. Kalinske	43,500	—	71,942	115,442
Paul T. Marinelli	44,750	—	81,499	126,249
Stanley E. Maron	80,500	—	71,942	152,442
E. Stanton McKee, Jr.	82,083	—	71,942	154,025
David C. Nagel	58,083	—	71,942	130,025
Philip B. Simon	50,750	—	81,499	132,250
Caden Wang	85,041	—	71,942	158,483
Steven B. Fink(7)	19,500	—	—	19,500
Ralph R. Smith(7)	13,250	—	—	13,250

(1) Reflects board retainer fees, committee chair and audit committee retainer fees, subcommittee retainer fees, and meeting fees.

(2) The value shown for the stock awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the stock awards are discussed in Note 11, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(3) At December 31, 2009, the following non-employee directors each held stock awards and stock options covering the following aggregate numbers of shares:

Name	Stock Awards (number of shares)			Stock Options (number of shares)
	Vested	Unvested	Total Outstanding	Total Outstanding
Thomas J. Kalinske	—	—	—	179,494
Paul T. Marinelli	—	—	—	70,000
Stanley E. Maron	18,888	1,112	20,000	97,813
E. Stanton McKee, Jr.	23,611	1,389	25,000	84,514
David C. Nagel	18,888	1,112	20,000	84,778
Philip B. Simon	—	—	—	70,000
Caden Wang	18,888	1,112	20,000	89,899

(4) The value shown for the option awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are discussed in Note 11, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009. To the extent that option awards were granted as part of the value-for-value stock option exchange program described in footnote 5 below, the values for such option awards reflected in the table are their incremental fair values as of the date of the exchange, calculated in accordance with FASB ASC Topic 718. The option exchange program was designed to result in no incremental accounting cost for the new options issued in the exchange and, as a result, the incremental fair value of such options was approximately zero.

(5) Certain of our non-employee directors participated in our option exchange program completed on August 27, 2009. The option exchange program exchange ratios were designed to result in no incremental accounting cost for the new options issued in the exchange. New options were granted on August 27, 2009 on this value-for-value basis with terms and conditions similar to those of the original grants. Any

remaining shares subject to the new award would vest in accordance with the original vesting schedule. The exercise price of all the options issued to our non-employee directors in the option exchange program was $6.25 per share. The assumptions made in the valuation of the option awards are discussed in Note 11, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009. However, as required, amounts shown in the director compensation table reflect the incremental fair value of replacement options, computed as of the grant date in accordance with FASB ASC Topic 718. The following table shows the incremental grant date fair value of the new options issued in the exchange to non-employee directors who participated in the option exchange program:

Name	Option Shares Canceled	Option Shares Granted	Total Incremental Grant Date Fair Value ($)
Thomas J. Kalinske	245,727	129,494	—
Stanley E. Maron	68,943	39,313	—
E. Stanton McKee, Jr.	56,100	34,514	—
David C. Nagel	56,218	34,778	—
Caden Wang	65,892	39,899	—

The above incremental grant date fair values for these grants reflect the total incremental fair value of options granted to the relevant individual in the option exchange program (net of options canceled in the exchange) rounded to the nearest dollar.

(6) In March 2009, Mr. Simon and Mr. Marinelli each received an initial grant of a non-statutory stock option award under our 2002 Non-Employee Directors' Stock Award Plan, or NEDSAP, upon joining our board of directors. In May 2009, each of our continuing non-employee directors received an interim grant of a non-statutory stock option award under the NEDSAP. In July 2009, each of our non-employee directors was automatically granted an annual non-statutory stock option award pursuant to the NEDSAP. The grant date fair value of each of these option awards, as calculated under FASB ASC Topic 718 for financial statement reporting purposes, was as follows:

Name	Stock Option Awards (number of shares, prior to exchange)	Grant Date Fair Value ($)
Thomas J. Kalinske	35,000	52,996
	15,000	18,946
Paul T. Marinelli	30,000	22,188
	35,000	52,996
	5,000	6,315
Stanley E. Maron	35,000	52,996
	15,000	18,946
E. Stanton McKee, Jr.	35,000	52,996
	15,000	18,946
David C. Nagel	35,000	52,996
	15,000	18,946
Philip B. Simon	30,000	22,188
	35,000	52,996
	5,000	6,315
Caden Wang	35,000	52,996
	15,000	18,946

(7) Messrs. Fink and Smith resigned from the board of directors in March 2009 and did not receive any equity awards in 2009.

Discussion of Director Compensation

For 2009, each of our non-employee directors received a cash meeting fee of $1,500 for each board of directors and committee meeting attended, even if the meetings occurred on the same day. In addition to this meeting fee, each non-employee director received the following annual retainer fees:

- Each non-employee director received an annual retainer of $30,000.
- Each non-employee director who served as Presiding Director of the board received an annual retainer of $10,000.
- Each non-employee director who served as a member of the audit committee received an annual retainer of $10,000, provided that the Chair of the audit committee received an annual retainer of $20,000 in lieu of an annual retainer of $10,000.
- Each non-employee director who served as the Chair of the compensation committee, nominating and corporate governance committee, or any other committee created by our board of directors received an annual retainer of $5,000.
- Each non-employee director who served as a member of the performance compensation award subcommittee of our compensation committee received an annual retainer of $5,000.

In cases where a director served for a part of the year in a capacity entitling him to a retainer, the retainer was pro-rated to reflect his period of service in that capacity. Retainers are generally paid out in quarterly installments in arrears. In the fiscal year ended December 31, 2009, the total cash compensation paid to non-employee directors was $477,457. The members of our board of directors are also eligible for reimbursement of their expenses incurred in attending board meetings.

The NEDSAP, as adopted in 2002 and amended in 2006, provided only for automatic stock option grants to our non-employee directors. In April 2009, the board adopted an amendment and restatement of our directors' plan to permit discretionary grants of awards under the NEDSAP. The NEDSAP, as amended and restated, provides for an initial stock award upon being elected to the board and annual stock awards on July 1 of each year (or the next business day if that date is a legal holiday or falls on a weekend day). The board or a committee of the board has the discretion to provide that initial and annual grants under the NEDSAP will be made in the form of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights or performance stock awards. If equity grants are made in the form of stock options, the NEDSAP provides that the initial grant will be an option to purchase 30,000 shares of our Class A common stock and the annual grant will be an option to purchase 15,000 shares of our Class A common stock; provided, however, that a non-employee director who holds the position of Chair of our board of directors at the time of the annual grant will receive an annual grant of an option to purchase 25,000 shares in lieu of an annual grant of an option to purchase 15,000 shares. In the event that initial and annual grants are made in the form of stock awards other than options, the board or a committee of the board has the authority to determine the number of shares subject to such stock awards. Also, with the amendment of the NEDSAP in April 2009, the board or relevant board committee may, in its discretion, grant additional stock awards to non-employee directors at any time under the NEDSAP.

The exercise price of stock options granted under the NEDSAP is 100% of the fair market value of the Class A common stock subject to the option on the date of the option grant. Options granted under the NEDSAP vest in equal monthly installments over a three-year period in accordance with their terms (and the board may impose restrictions or conditions to vesting as it deems appropriate). The term of NEDSAP options is 10 years unless earlier terminated based on termination of continuous service or other conditions. In the event of a merger of LeapFrog with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving LeapFrog, the vesting of options granted under the NEDSAP will accelerate and become fully vested and immediately exercisable, if, as of the completion of the change-in-control transaction or within 12 months of such transaction, the non-employee director's service terminates; provided that such acceleration will not occur if the termination was a result of the non-employee director's resignation (other than any resignation contemplated by the terms of the change-in-control transaction or required by LeapFrog or the acquiring entity pursuant to the change in control).

In February 2007, the board unanimously approved a grant of 20,000 restricted stock units, or RSUs, to directors that had not been employed by LeapFrog in the past three years, except that our former board Chair, Mr. Fink, received a grant of 30,000 RSUs and the Chair of our audit committee, Mr. McKee, received a grant of 25,000 RSUs. The grants were recommended by our nominating and governance committee based primarily on a competitive compensation review that showed LeapFrog's director compensation fell short of the board's target of maintaining total director compensation at approximately the 75th percentile of similar companies. These RSUs vest monthly over a three-year period, and, regardless of the vesting terms, the shares of Class A common stock underlying the RSUs would not be delivered to a director until three months following the expiration or termination of the director's term on the board. The vesting of these RSUs would fully accelerate in the event of a "change in control," as defined in the NEDSAP. In 2008 and 2009, the board did not approve any further awards of RSUs or other equity awards other than the standard annual option grants described above and the interim option grants in May 2009 described below. (Messrs. Fink and Smith no longer hold outstanding RSUs based on the termination of their service as directors in March 2009, but they received 23,333 shares and 15,555 shares, respectively, based on RSUs vested through the end of their continuous service. The continuous service of Messrs. Fink and Smith under the terms of the NEDSAP terminated in June 2009 upon the expiration of a consulting agreement with us.)

In May 2009, all of our continuing non-employee directors, as well as our new directors, Paul T. Marinelli and Philip B. Simon, who joined us in March 2009, received interim grants of additional stock options under the NEDSAP to enhance their equity compensation packages in order to maintain our board equity compensation at competitive levels based on a study performed by Compensia, Inc., a compensation consultant retained by the nominating and corporate governance committee and compensation committee to advise on director and executive compensation issues. In accordance with our equity award grant policy, these options were granted as of May 15, 2009, with an exercise price of $2.75 per share and a three-year vesting schedule. In addition, to provide appropriate incentives to enhance stockholder value, these options were not exercisable unless and until the average closing market price of our Class A common stock across all trading days during a consecutive 90-day period during the options' term equaled or exceeded $4.00 per share. In March 2010, this price condition was satisfied.

In March 2010, Jeffrey G. Katz ceased serving as our CEO and became a non-employee director. A description of his compensation arrangements as a non-employee director is provided below in this proxy statement under "Executive Compensation—Compensation Discussion & Analysis—Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table."

Committees of the Board

In 2009, our board had three standing committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. The following table provides membership and meeting information for each of the board committees in fiscal 2009:

Member of our board of directors in the fiscal year 2009	Audit	Compensation	Nominating and Corporate Governance
Paul T. Marinelli(1)			X
Stanley E. Maron	X	X	X
E. Stanton McKee, Jr.(2)	X*	X	
David C. Nagel		X*	
Philip B. Simon(1)		X	
Caden Wang(3)	X	X	X*
Steven B. Fink(4)		X	X
Ralph R. Smith(4)		X	X*
Total meetings in fiscal 2009(5)	8	6	7

* Committee chair in 2009

(1) Messrs. Marinelli and Simon were appointed to the nominating and corporate governance committee and compensation committee, respectively, in March 2009.

(2) Mr. McKee was appointed to the compensation committee in July 2009

(3) Mr. Wang was appointed as chair of the nominating and corporate governance committee in March 2009.

(4) Messrs. Fink and Smith resigned as directors in March 2009.

(5) The compensation committee and nominating and corporate governance committee had three combined meetings during 2009. Compensation committee meeting totals do not include meetings of a performance compensation award subcommittee of the compensation committee (described in more detail below under "Compensation Committee," whether they were held concurrently with a compensation committee meeting or separately.

Below is a description of each committee of the board of directors. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. While the board did not conclude that Messrs. Simon and Marinelli were "independent" as defined in the NYSE listing standards, the committees to which they were appointed (compensation committee and nominating and corporate governance committee, respectively) are not required to be composed entirely of independent directors because we are a "controlled company," as discussed in more detail above under "Board of Directors and Corporate Governance—Board of Directors—Independence of the Board of Directors."

Audit Committee

The audit committee of our board of directors was established by our board in accordance with Section (3)(a)(58)(A) of the Exchange Act, and oversees our corporate accounting and financial reporting process and the audits of our financial statements. For this purpose, the audit committee performs several functions. Among other things, the audit committee:

- evaluates the performance of and assesses the qualifications of the independent registered public accounting firm;
- determines the engagement of the independent registered public accounting firm;
- determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm;

- reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;
- monitors the rotation of partners of the independent registered public accounting firm on LeapFrog's engagement as required by law;
- confers with management and the independent registered public accounting firm regarding the effectiveness of internal control over financial reporting;
- reviews, assesses and approves the annual audit plan for LeapFrog's internal audit function;
- establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters;
- reviews the financial statements to be included in LeapFrog's Annual Report on Form 10-K (and recommends to the board inclusion of the audited financial statements in the annual report) and in LeapFrog's quarterly reports on Form 10-Q and other financial disclosures;
- discusses policies with respect to risk assessment and risk management;
- assists in board oversight of our compliance with legal and regulatory requirements; and
- discusses with management and the independent registered public accounting firm the results of the annual audit and the results of LeapFrog's quarterly financial statements.

The audit committee is currently composed of three directors: Messrs. McKee (Chair), Maron and Wang. The audit committee met eight times during our 2009 fiscal year. The board has determined that all members of LeapFrog's audit committee are independent (as independence is defined in Section 303A.02 of the NYSE listing standards). The audit committee has adopted a written audit committee charter that is posted on our website at www.leapfroginvestor.com under SEC Filings. None of our audit committee members simultaneously serves on the audit committees of more than three companies.

Our board of directors has determined that Mr. McKee, the Chair of our audit committee, and Mr. Wang, each qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The board made a qualitative assessment of Messrs. McKee's and Wang's level of knowledge and experience based on a number of factors, including their formal education and experience, in the case of Mr. McKee, as a chief financial officer for a public reporting company, and in the case of Mr. Wang, as chief financial officer for various privately held companies and as the chair of the audit committee of another public reporting company.


Proxy

REPORT OF THE AUDIT COMMITTEE[1]

The audit committee has reviewed and discussed with LeapFrog's management the company's audited consolidated financial statements for the fiscal year ended December 31, 2009. The audit committee has also discussed with Ernst & Young LLP, the company's independent registered public accounting firm, the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The audit committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with Ernst & Young LLP its independence.

Based on the review and discussions referred to above, the audit committee recommended to the board that the audited consolidated financial statements be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 for filing with the Securities and Exchange Commission.

Audit Committee

E. Stanton McKee, Jr. (Chair)
Stanley E. Maron
Caden Wang

---

[1] The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the Securities Act of 1933, amended, or the 1933 Act, or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

COMPENSATION COMMITTEE

The compensation committee has the authority to review and approve the overall compensation strategy and policies for LeapFrog. This role includes review and approval of corporate performance goals and objectives relevant to the compensation of LeapFrog's executive officers and other senior management, and the compensation and other terms of employment of LeapFrog's Chief Executive Officer. In addition, the compensation committee administers LeapFrog's equity incentive and purchase plans, stock bonus plans and other similar programs. It also reviews and recommends that the Compensation Discussion and Analysis section be included in this proxy statement. The compensation committee has authority to form and delegate authority to subcommittees, as appropriate.

In July 2009, the Board established a performance compensation award subcommittee of the compensation committee, currently composed of Messrs. Nagel, McKee and Wang, each of whom the board found to be an independent director within the meaning of Rule 303A of the New York Stock Exchange, a non-employee director within the meaning of Rule 16b-3 under Section 16 of the Exchange Act, and an outside director under the rules promulgated under Section 162(m) of the Internal Revenue Code. The performance compensation award subcommittee is authorized to approve and grant equity awards to employees who are not within the grant discretion of the non-executive officer stock award committee, as well as any other equity awards or performance-based compensation awards deemed appropriate by the compensation committee or full board. The subcommittee was established to provide greater assurance that equity compensation awards would, if intended to do so, fit within exemptions from the Section 16 "short-swing trading" rules and the Section 162(m) deductibility limits.

Our board has also established a non-executive officer stock award committee, the sole member of which is currently LeapFrog's Chief Executive Officer. This committee may grant stock awards to employees who are not executive officers (as that term is defined in Section 16 of the Exchange Act and Rule 16a-1 under Section 16 of the act) of LeapFrog, provided that this committee is authorized to grant only stock awards that meet the annual stock award grant guidelines approved by the compensation committee. These guidelines set forth the number of shares that may be granted to persons based on level and the total number of shares that may be granted in any given year.

Our policy is that we will not time or select the grant dates for any stock options or stock-based awards in coordination with the release by us of material non-public information, nor will we have any program, plan or practice to do so. In addition, we have specific written policies regarding the selection of grant dates for stock options and stock-based awards made to our executive officers and employees. See the section entitled "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Stock Award Grant Date Policy" in this proxy statement for more information relating to this policy.

The compensation committee reviews and considers evaluations and recommendations from our Chief Executive Officer submitted to the compensation committee with respect to the compensation of other executive officers. The compensation committee reviews and considers evaluations and recommendations from compensation consultants engaged by the committee and from the board with respect to the compensation of our Chief Executive Officer. Our Chief Executive Officer is not present during any deliberations or decisions concerning his compensation.

The compensation committee is authorized under its charter to obtain, at the expense of the company, advice and assistance from internal and external legal, accounting or other advisors and consultants that the compensation committee considers necessary or appropriate in the performance of its duties. During the past fiscal year, the compensation committee directly engaged Compensia Inc. as its compensation consultant. The compensation committee requested that the compensation consultant evaluate LeapFrog's compensation practices and assist in developing and implementing our executive compensation program and philosophy. Compensia developed a competitive peer group and performed analyses of competitive performance and compensation levels. The compensation consultants also met individually with members of the compensation committee and senior management to learn more about LeapFrog's business operations and strategy, key performance metrics and target goals and the labor markets in which we compete. Compensia developed recommendations that were reviewed and approved by the compensation committee for 2009. The specific tasks and responsibilities in implementing the directive of the compensation committee are described in greater detail in the Compensation Discussion and Analysis section of this proxy statement. Compensia (including its affiliates) did not perform any services for us or any of our affiliates other than compensation consulting services related to determining or recommending the form or amount of executive and director compensation, designing and implementing incentive plans and providing information on industry and peer group pay practices, which services were provided directly to our compensation committee and, in the case of director compensation benchmarking services, our nominating and corporate governance committee.

Among other considerations in administering our compensation programs, the compensation committee considers whether and to what extent such programs have a potential to encourage excessive risk taking by our employees, including executives. In addition, the committee monitors these programs to evaluate on a regular basis whether the programs provide an appropriate balance of incentives and whether they encourage employees to take unreasonable risks. Based on these assessments in February 2009 and 2010, we and the compensation committee concluded that our compensation policies and practices for our employees did not create risks that were reasonably likely to have a material adverse effect on us.

The compensation committee is currently composed of five directors, Dr. Nagel (Chair) and Messrs. Maron, McKee, Simon and Wang. Messrs. Simon and Wang were appointed to the committee by the board in March 2009. Mr. McKee was appointed to the committee by the board of directors in July 2009. The board has determined that all members of LeapFrog's compensation committee are independent (as independence is defined in the NYSE listing standards), except, as permitted by NYSE listing standards for "controlled companies," for Mr. Simon, President of Lawrence Investments. The compensation committee met six times during our 2009 fiscal year. The compensation committee has adopted a written compensation committee charter that is posted on our website at www.leapfroginvestor.com under Corporate Governance.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted above, in 2009, Dr. Nagel and Messrs. Fink, Maron, McKee, Simon, Smith and Wang served on our compensation committee. During the fiscal year ended December 31, 2009, none of these directors was an officer or employee of LeapFrog or any of our subsidiaries, nor are any of these directors former officers of LeapFrog or any of our subsidiaries.

None of our other executive officers or directors serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

REPORT OF THE COMPENSATION COMMITTEE[2]

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based on this review and discussion, the compensation committee has recommended to the board of directors that the CD&A be included in this proxy statement and incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Compensation Committee

David C. Nagel (Chair)
Stanley E. Maron
E. Stanton McKee
Philip B. Simon
Caden Wang

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

The nominating and corporate governance committee, or governance committee, of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as directors on our board (consistent with criteria approved by the board), reviewing and evaluating incumbent directors, recommending to the board for selection candidates for election to the board of directors, making recommendations to the board regarding the membership of the committees of the board, assessing the performance of management and the board, reviewing the compensation paid to non-employee directors for their service on our board and its committees, and developing a set of corporate governance principles for LeapFrog. Our governance committee is currently composed of three directors, Messrs. Marinelli, Maron and Wang. Mr. Marinelli was appointed to the committee by the board in March 2009. The board has determined that all members of the governance committee are independent (as independence is defined in the NYSE listing standards), except, as permitted by NYSE listing standards for "controlled companies," for Mr. Marinelli, Vice President of Lawrence Investments. The governance committee met seven times during our 2009 fiscal year. Our governance committee charter is posted on our website at www.leapfroginvestor.com under Corporate Governance.

The governance committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The governance committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of LeapFrog, demonstrated excellence in his or her field, having the

[2] The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of LeapFrog under the 1933 Act or the Exchange Act, other than LeapFrog's Annual Report on Form 10-K, where it shall be deemed to be "furnished," whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the governance committee retains the right to modify these qualifications from time to time.

Candidates for director nominees are reviewed in the context of the current composition of the board, the operating requirements of LeapFrog and the long-term interests of stockholders. In conducting this assessment, the governance committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board and LeapFrog, to maintain a balance of knowledge, experience and capability. While our board and governance committee do not have a policy regarding the consideration of diversity in identifying director nominees, the governance committee may include in its consideration of director candidates an assessment of the current composition of the board, and how it may be possible to strengthen the board's diversity by adding individuals who could add to the breadth of the board's overall experiences and perspectives. This may include selecting candidates with gender, ethnic, national or other backgrounds that are different from those already represented on the board at the time of consideration.

In the case of incumbent directors, the governance committee reviews these directors' overall service to LeapFrog during their terms, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors' independence. In the case of new director candidates, the governance committee also determines whether the nominee must be independent for NYSE purposes, which determination is based upon applicable NYSE listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary.

The governance committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The governance committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The governance committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the board by majority vote.

The governance committee will consider director candidates recommended by stockholders. The governance committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. To date, LeapFrog has not received a timely recommendation for a director nominee for the 2010 annual meeting from a stockholder or stockholders holding more than 5% of our voting stock. Stockholders who wish to recommend individuals for consideration by the governance committee to become nominees for election to the board may do so by delivering a written recommendation to the governance committee at the following address: Chair of the nominating and corporate governance committee c/o Corporate Secretary of LeapFrog at 6401 Hollis Street, Emeryville, California 94608, at least 120 days prior to the anniversary date of the mailing of our proxy statement for the last annual meeting of stockholders, which for our 2011 annual meeting of stockholders is a deadline of December 22, 2010. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record owner of our Class A common stock. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

CORPORATE GOVERNANCE

Corporate Governance Guidelines

Our board has adopted written Corporate Governance Guidelines to assure that the board will have the necessary authority and practices in place to review and evaluate our business operations as needed and to make decisions that are independent of our management. The guidelines are also intended to align the interests of directors and management with those of our stockholders. The Corporate Governance Guidelines set forth the practices the board intends to follow with respect to board composition and selection, board meetings and involvement of senior management, Chief Executive Officer performance evaluations and succession planning, and board committees and compensation. The nominating and corporate governance committee assists the board in implementing and adhering to the Corporate Governance Guidelines.

Corporate Governance Materials

Our Corporate Governance Guidelines, as well as the charters for each committee of the board, are posted on the investor relations section of our website at www.leapfroginvestor.com under Corporate Governance. In addition, stockholders may obtain a print copy of our Corporate Governance Guidelines as well as the charters of our audit committee, compensation committee and nominating and corporate governance committee by writing to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608.

CODE OF ETHICS

We have adopted the LeapFrog Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available on the investor relations section of our website at www.leapfroginvestor.com under Corporate Governance. Stockholders may also obtain a print copy of our Code of Business Conduct and Ethics and our Corporate Governance Guidelines by writing to our Corporate Secretary at 6401 Hollis Street, Emeryville, California 94608. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Internal Revenue Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on the investor relations section of our website at www.leapfroginvestor.com under Corporate Governance.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

LeapFrog's board has adopted a formal process by which stockholders may communicate with the board or any of its directors, including the Executive Chairman, or to the non-management or independent directors generally. Stockholders and other interested parties who wish to communicate with the board or any of the directors may do so by sending written communications addressed to the Corporate Secretary of LeapFrog at 6401 Hollis Street, Emeryville, California 94608. The board has established procedures for how we should deal with all direct communications. The board has directed that all communications will be compiled by our Corporate Secretary and submitted to the board or the individual directors on a periodic basis. These communications will be reviewed by our Corporate Secretary, who will determine whether they should be presented to the board. The purpose of this screening is to allow the board to avoid having to consider irrelevant or inappropriate communications (such as advertisements and solicitations). The screening procedures have been approved by a majority of the non-management directors of the board. Directors may at any time request that we forward to them immediately all communications received by us. All communications directed to the audit committee in accordance with the procedures set forth in this paragraph that relate to accounting, internal accounting controls or auditing matters involving LeapFrog will be promptly and directly forwarded to the audit committee. A summary of these communication procedures is posted on our website at www.leapfroginvestor.com under Corporate Governance.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Overview

For purposes of this proxy statement, our "named executive officers" are our President and Chief Executive Officer (CEO), our Chief Financial Officer (CFO), our two other executive officers who were serving as executive officers at the end of 2009, and two former executive officers who would have been named executive officers but for the fact that they were no longer serving as an executive officers at the end of 2009, all as reflected in our Summary Compensation Table below. Accordingly, this Compensation Discussion and Analysis describes our executive compensation program and the compensation policies and decisions that we made in 2009 for:

- Jeffrey G. Katz, currently a non-management director (Chief Executive Officer and President, or CEO, in 2009);
- William B. Chiasson, our current CEO (Chief Financial Officer, or CFO, in 2009);
- Michael J. Dodd, our Chief Operating Officer (Senior Vice President, Supply Chain and Operations in 2009);
- William K. Campbell, our President of Sales and Marketing (Senior Vice President, Consumer Sales in 2009);
- Nancy J. MacIntyre, our former Executive Vice President, Product Innovation and Marketing; and
- Peter M. O. Wong, our former Senior Vice President, General Counsel and Corporate Secretary.

Ms. MacIntyre and Mr. Wong ceased serving as executive officers in mid-December 2009 and their employment terminated in the first quarter of 2010.

Executive Compensation Philosophy

Our philosophy is to provide total compensation to our named executive officers that reasonably, equitably, and responsibly meet the following objectives:

- Motivate and reward outstanding company performance and, to a lesser extent, individual performance.
- Attract and retain talented executives who are motivated to perform at a high level and to contribute significantly to the achievement of our financial and strategic goals.
- Align the efforts of our executives with the interests of our stockholders over the long term.
- Effectively manage the total cost of executive compensation.

We implement this philosophy through the following key principles:

- Provide a balanced mix of cash and equity-based compensation that we believe is suitable to motivate our executives to achieve our financial and strategic goals while aligning their short-term and long-term interests with the interests of our stockholders.
- Ensure that a significant portion of each executive's total compensation is "at risk," subject primarily to our overall performance and secondarily to his or her achievement of short-term and long-term goals.
- Pay base salaries that are competitive with the levels in effect at companies with which we compete for talent.
- Provide annual bonus opportunities that motivate our executives to achieve or exceed established operating goals and generate rewards that maintain their total compensation at competitive levels.

- Provide equity-based incentives that motivate our executives over the long term to respond to our business opportunities and challenges as stakeholders in our company.
- Target the key elements of executive compensation (base salary, annual bonus opportunity, and equity incentive awards) to provide total compensation packages for our executives individually and as a group at approximately the 50th percentile of similarly situated companies.
- Provide flexibility such that target compensation for individual executives may vary above or below the median based on a variety of factors, such as the executive's skill set relative to his or her peers, experience and time in position, the criticality of the role to us, the difficulty of replacement, the executive's performance and internal pay equity considerations.
- Enable our executives to accumulate retirement savings through our company-wide Section 401(k) plan.
- Ensure our pay programs avoid incentives that might lead to excessive risk-taking.

Executive Compensation Decisions

Role of Compensation Committee and Management

Our compensation committee is responsible for the design, implementation, and oversight of our executive compensation program. Generally, our CEO, CFO and the Vice President, Human Resources make recommendations to the compensation committee regarding the short-term and long-term compensation for our named executive officers (other than with respect to compensation of our CEO) based on their assessment of company results, each executive's contributions to these results, his or her progress toward achieving his or her individual goals, and input from our Human Resources Department and the compensation consultant retained by the compensation committee to provide information on competitive market practices. The compensation committee's decisions regarding our CEO's compensation are based on its assessment of company results, his contributions to these results, and his progress toward achieving his or her individual goals, and market data.

The authority to approve equity awards for the named executive officers has been delegated to the performance compensation award subcommittee. For more information about the performance compensation award subcommittee, including its membership and functions, see "Board of Directors and Corporate Governance—Committees of the Board—Compensation Committee" above.

Role of Compensation Consultant

The compensation committee has engaged Compensia, Inc., a national compensation consulting firm, to provide it with advice and guidance on our executive compensation policies and practices and to provide relevant information about the executive compensation practices of similarly situated companies. Compensia assists in the preparation of compensation materials on executive compensation proposals in advance of compensation committee meetings, including changes to compensation levels for our executives, the design of our equity programs, and the design of our severance and change-in-control policies and other executive benefit programs. In addition, Compensia reviews and advises the compensation committee on compensation materials relating to executive compensation prepared by management for its consideration.

In addition, our compensation consultant, under the direction of the compensation committee, conducts an annual review of the competitiveness of our executive compensation program, including base salaries, annual bonuses, equity awards, and other executive benefits, by analyzing the compensation practices of the companies in our compensation peer group (as described below), as well as data from third-party compensation surveys. The compensation committee uses the results of this analysis to assess the competitiveness of our executives' total compensation packages and to determine whether each element of compensation packages is properly aligned with reasonable and responsible practices in our industry and geographic marketplace.

In 2009 the nominating and corporate governance committee of our Board of Directors engaged Compensia to provide it with advice and guidance on our director compensation practices.

Use of Competitive Data

To monitor the competitiveness of our executives' compensation, the compensation committee uses a compensation peer group that reflects the pay of executives in comparable positions at similarly situated companies. Typically, this compensation peer group, or the "Peer Group, is composed of a cross-section of direct competitors, as well as companies in related industries with a focus on toy, gaming, and educational products. The Peer Group consists of both "direct peers" and "industry reference peers." The direct peers include companies with market positions and size that closely match ours, and represent the group that the compensation committee uses to determine the competitiveness of our executive and director compensation programs.

To be included in the direct peer group, a company must meet at least three of the following six criteria:

Qualitative

Must be:

- In a related business or industry*,
- A San Francisco Bay Area technology company, *or*
- A turnaround company

Quantitative

Must be 0.4x to 2.5x LeapFrog's size in:

- Revenues,
- Market capitalization, *or*
- Number of employees

* Toys, educational products, consumer packaged goods for children, games (handheld, electronic, hardware or software), software, or e-commerce

The following companies comprised the direct peer group in 2009 approved by our compensation committee in October 2008:

BlackBoard	Build A Bear Workshop	CyberSource
iRobot	JAKKS Pacific	K12
Midway Games	Openwave Systems	Palm
RC2	Real Networks	Renaissance Learning
THQ		

The industry reference peer group was established as a secondary reference point for our executive and director compensation programs to identify compensation design trends and "best practices" in our industry. Industry reference peers include companies that provide toys, educational products, consumer packaged goods for children, or games (handheld or electronic, hardware or software). The following companies comprised the industry reference peer group for 2009:

Activision	Hasbro	Scholastic Corporation
Electronic Arts	Mattel	The McGraw-Hill Companies

Although they operate in a similar business or industry, these companies were included in the industry reference peer group rather than the direct peer group because they did not meet two or more of the six criteria established for the direct peer group.

Certain companies that were in our 2008 Peer Group were eliminated in the 2009 Peer Group because the compensation committee determined that the compensation practices of those companies were less relevant to LeapFrog, generally because of their sizes or business focuses being different from those of LeapFrog. We believe the companies in our Peer Group represent a good cross-section of the companies against which we compete for talent or that are similar to us in size and business focus.

In addition to reviewing analyses of the Peer Group, the compensation committee employs the collective experience and judgment of its members and advisors in determining the total compensation and the various components provided to the named executive officers. While the compensation committee does not believe that the Peer Group data is appropriate as a stand-alone tool for setting compensation due to the unique nature of our business, it believes that this information is a valuable reference source during its decision-making process.

For 2009, the compensation committee directed Compensia to conduct an analysis of the compensation of our executives using data compiled from the Peer Group, supplemented by data from the Radford 2008 High Technology Executive Compensation Survey. This analysis, which was performed in February 2009, indicated that the target total direct compensation for our executives (the sum of target total cash compensation and the value of annual equity awards) was generally consistent with the 40th percentile of the competitive market. It also indicated that the base salaries for our executives aligned with the 55th percentile of the competitive market (although there was significant variation by individual), that their target bonus opportunities were generally between the 25th and 50th percentiles of the competitive market, and that equity award levels were generally competitive with approximately the 30th percentile of the competitive market. Generally, our board and compensation committee seek to align each element of our compensation programs for executives with approximately the median competitive level, subject to adjustments for individuals based on retention and performance considerations.

Compensation Design and Mix

The overall composition of an executive's total compensation package is determined initially based on the competitive market data for the position provided by a compensation consultant and then adjusted to reflect the specific performance, contributions and experience of the individual. Each year, the compensation committee evaluates the total compensation of our executives with respect to our overall company performance, individual performance, changes in scope of responsibility, and any changes in the competitive market for each position. The compensation committee does not have a pre-established policy or target for the allocation between cash and non-cash compensation or short-term and long-term incentive compensation. Rather, the compensation committee uses the compensation data provided by Compensia to determine the appropriate level and mix of incentive compensation. In general, the level of an executive's variable compensation opportunity (short-term and long-term incentive compensation) increases with his or her level of responsibility.

Economic and Risk Considerations

In response to the ongoing global economic recession, in February 2009 and again in February 2010 the compensation committee considered the incentives under our executive compensation program and whether they introduced or encouraged excessive risk taking or other behaviors by our executives that could have a negative impact on our business. The compensation committee determined that our executive compensation program provides an appropriate balance of incentives and that it does not encourage our executives to take excessive risks or otherwise create risks that are reasonably likely to have a material adverse effect on us. It also determined in February 2009 that our variable compensation components (in particular, our cash bonus plans) should be modified to reflect the prevailing economic environment. These modifications, which placed greater emphasis on cash management and achieving an operating profit, are discussed in "Elements of Executive Compensation—Performance-Based Annual Bonus Awards" below. Certain adjustments to the 2010 Plan are also discussed in that section.


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Elements of Executive Compensation

The compensation committee uses a mix of cash and equity compensation, along with severance, health, and other benefits, to develop total compensation packages for our executives that meet our compensation objectives. The elements of our executive compensation program are:

- Base salary
- Annual performance-based bonuses

- Equity incentive awards
- Severance benefits
- Other benefits and perquisites

Base Salary

The compensation committee reviews and adjusts, as necessary or appropriate, the base salaries of our executives on an annual basis, and makes decisions with respect to the base salaries of new executives at the time of hire. In making its determinations, the compensation committee considers several factors, including our overall financial performance, individual performance, the executive's potential to contribute to our long-term strategic goals, his or her scope of responsibilities and experience, and competitive market practices for base salary.

As a result of the challenging business conditions, including the global economic recession and the uncertainty surrounding our 2009 revenue expectations, and based on our overall performance in 2008, in February 2009 the compensation committee determined not to increase the base salaries of our named executive officers for 2009. For similar reasons, in February 2010 the compensation committee decided not to increase the base salaries of our named executive officers, with the exception of a 44% increase for Mr. Chiasson (from $312,800 to $450,000) based on his new role as CEO in 2010, a 16% increase for Mr. Dodd (from $292,200 to $340,000) based on his new role as Chief Operating Officer for 2010, and a 23% increase for Mr. Campbell (from $244,050 to $300,000) based on his new role as President of Sales and Marketing.

Performance-Based Bonuses

We use performance-based bonuses to motivate our executives to achieve our short-term financial and operational goals and to reward exceptional company and individual performance. In 2009, our bonus plan was designed to encourage responsible cash flow management and improve our operating income results.

Target Bonus Opportunity

For 2009, the target bonus opportunity for our CEO was equal to 100% of his 2009 base salary and for our other named executive officers was equal to 50% of their 2009 base salaries (in each case subject to variation in the discretion of the board or compensation committee as described below under "Bonus Award Decisions"). Eighty percent of each executive's target bonus opportunity was allocated to a company performance component of the bonus pool and 20% was allocated to an individual performance component. Typically, these target bonus opportunities were established in each executive's employment offer letter or employment terms, and were based on competitive market practices for each individual's position. The allocation between company and individual performance for executives was based on the compensation committee's evaluation of competitive market practices and its assessment of the amount of compensation that should be based on company performance versus individual performance. The target bonuses determine the aggregate potential bonus pool for the bonus plan as described below under "Bonus Pool Funding."

Bonus Pool Funding

For 2009, bonuses were to be paid from a bonus pool funded based on the aggregate target bonuses across the relevant employee population. As noted above, the target bonuses, and therefore funding of the bonus pool, include an individual performance component and a company performance component. The amount of the company performance component was to be calculated by assessing our 2009 performance against the pre-determined financial measures described below. For 2009, the individual component was to be funded only if the threshold end-of-year company operating income or loss performance goal was met. After the bonus pool was calculated, the funded pool was then to be awarded to employees, including our executives, based on individual performance, using a multiplier applied to their allocated portion of the bonus pool.

For 2009, the funding of the company performance component of the bonus pool was based upon a quarterly cash balance goal and a year-end measure of operating profit or loss.

Quarterly Cash Balance Goals. With respect to the company performance component, 30% of the funding of the component depended upon achievement of specified quarterly cash balance goals, which were set by the compensation committee when the 2009 bonus plan was approved in February 2009. Any actual bonuses resulting from this funding would also be paid on a quarterly basis. For each of the first three fiscal quarters of 2009, the compensation committee set the relevant cash balance goal based upon our 2009 operating plan, as follows:

Quarter Ended	Cash Balance Threshold ($)	Cash Balance Target ($)
March 31, 2009	65.0 million	70.0 million
June 30, 2009	35.0 million	42.0 million
September 30, 2009	5.0 million	9.0 million

The 2009 bonus plan did not include any quarterly cash-balance goal or bonus for the fourth quarter of 2009. In any of the relevant quarters, 80% to 100% of the cash balance element of the company performance amount allocated to that quarter could be funded, as follows:

- For achieving the 80% threshold level or the 100% target level of the first quarter cash balance goal, 4% or 5%, respectively, of the total company performance component of the target bonus pool would be funded.
- For achieving the 80% threshold level or the 100% target level of the second quarter cash balance goal, 8% or 10%, respectively, of the total company performance component would be funded.
- For achieving the 80% threshold level or the 100% target level of the third quarter cash balance goal, 12% or 15%, respectively, of the total company performance component would be funded.

In each instance, achieving a cash balance amount between the threshold and target levels would result in ratable funding for the cash balance element for that quarter. In addition, if a cash balance goal was not fully achieved in any of the first three quarters, there would be an opportunity to "catch up" in the following quarter or quarters. For example, if the target cash balance goal was not fully achieved in the first quarter, but was fully achieved in the second quarter, the company performance component would be funded at the target level of 15% reduced by the amount funded in the first quarter. Similarly, if the target cash balance goal were fully achieved in the third quarter, the company component would be funded at the level of 30% minus the cumulative percentages funded in the first and second quarters.


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Full Year Operating Income or Loss Goal. With respect to the remaining 70% of the company performance component, funding was based on the achievement, as of the end of the year, of an operating income or loss goal as established by the compensation committee in August 2009. Threshold, target, and "stretch" levels for operating income or loss were established based on our 2009 operating plan and data regarding our financial results and business expectations as of that time.

These levels were as follows:

Operating income (loss) threshold (maximum)	$(5.0 million)
Operating income (loss) target (minimum)	$ 0.0 million
Operating income (loss) stretch (minimum)	$ 0.9 million

When it set operating income as the dominant goal in the 2009 bonus plan, the committee believed that the goal was appropriate because the level of our operating income would be one of our most significant measures of performance and sustainability. However, when the plan was adopted in February 2009, the committee determined that, given the unusual economic downturn and related issues facing the company in early 2009, and the company's reliance on fourth quarter sales for the bulk of its operating income, it would not be reasonable to set operating income goals until more data about economic trends and early sales results were available. Accordingly it determined that it would set the goals later in the year, and it did so in August 2009.

The compensation committee determined that this operating income or loss element of the company performance component would be funded at an 80% level if the threshold operating income or loss goal was achieved and at a 100% level if the target goal was achieved. If the threshold goal was not achieved, this element would not be funded. In each instance, achieving the operating income or loss goal between the threshold and target levels would result in ratable funding for the operating income or loss element. In addition, if we exceeded the target level, this element would be funded ratably up to a maximum level of 120% based on the difference between the target goal and the "stretch" goal. The 120% top end of the aggregate potential bonus that could be funded for the operating income or loss element was set lower than our traditional 200% maximum in recognition of the fact that the operating income or loss goals were not finally determined until later in the year. As a percentage of the bonus plan, the operating income or loss target represented 56% of the bonus plan (70% of the 80% of the overall bonus plan allocated to the company performance component) and, together with the individual component (which was also to be funded based on threshold achievement of this element) 76% of the bonus plan.

Degree of Difficulty in Achieving Goals

The compensation committee considered the likelihood of achievement when recommending and approving, respectively, the company performance goals and the bonus plan structures in 2009 and 2010, but it did not undertake a detailed statistical analysis of the difficulty of achievement of each separate measure. The committee generally strives to establish targets so that 80% funding is achievable and 100% would be challenging. Any amounts in excess of 100% of the target are thought to be stretch goals that would be difficult to achieve and would require exceptional skill and effort. We believe this generally held true for the goals in our 2009 plan, including both the cash balance goals when the plan was established and the operating income or loss goals when they were set in August 2009 as discussed in more detail below) and in our 2010 plan.

For 2009, the committee noted that the performance required for achieving the operating income or loss goal at target level was likely to be particularly challenging because of extremely difficult economic conditions. However, the committee designed the bonus plan to reward exceeding expectations while ensuring that the operating income or loss component (which represented a significant percentage of the funding of the overall bonus plan pool) would be funded only if there were sufficient operating income to do so. When it set the threshold, target and stretch goals for the operating income element of the bonus plan in August 2009, the compensation committee believed that the threshold goal for funding 80% was achievable, though challenging, requiring that we meet our projections regarding consumer sales and fourth quarter sales, despite anticipated last-minute ordering by retailers and a sales climate driven by low-price incentives through August 2009. The committee believed that achieving the target would be extremely challenging and would not likely be achieved for 2009, as it would likely require an unusual surge in retail sales of our products in the weeks leading to the holiday season. Any achievement in excess of the target goal was deemed to be, at best, a remote possibility requiring a marked change in the consumer environment in the fourth quarter.

Bonus Plan Funding Results and Award Decisions

After calculating the extent of the funding of the bonus pool, actual bonus payouts from the pool were to be allocated on the basis an evaluation of the individual performance of the named executive officer, in part with respect to overall achievement of his or her respective goals for the year, and in part with respect to the contributions and impact that his or her area of responsibility made to the achievement of key corporate accomplishments. Under the bonus plan, the board and compensation committee had discretion to vary the amount of the bonus awards paid to our named executive officers above or below the funded amount per person based on application of a percentage of the bonus determined through performance reviews. Actual bonus awards for named executive officers under the year-end element of our 2009 bonus plan could have ranged between 0% and 120% of an individual's respective target bonus, depending on performance. For the quarterly cash-balance bonus portion of the plan, the range was 0% to 100% of the individual's respective target bonus. Our CEO recommended bonus awards for each of the named executive officers (except for himself) for the relevant period, which recommendations were then reviewed and approved by the compensation committee. In the case of our CEO, either the board or the compensation committee evaluated his performance for the relevant period and approved his bonus awards.

Generally, the funding of the bonus pool was as follows:

- The quarterly cash balance elements of the company performance component were funded at 100% for each relevant quarter, as our cash balances exceeded the targets for quarter end for each of the first, second and, third quarters of 2009.
- The "annual" bonus (operating income plus the individual performance component of the bonus plan) was not funded, as our operating loss for 2009 ($8.4 million) exceeded the threshold operating loss requirement for 2009 of $5.0 million.

Quarterly Cash Balance Goals. The board or compensation committee approved the funding of the quarterly cash balance portion of the company performance component in April, July, and October 2009 based on our cash balance as of the end of the relevant preceding quarter. In each case, we exceeded the 100% target levels for our cash balances as of such dates, with cash balances of $85.3 million as of March 31, 2009, $52.8 million as of June 30, 2009 and $29.5 million as of September 30, 2009.

The board or compensation committee determined that each quarterly bonus award would be made at 100% of the target bonus allocated to such quarterly cash-balance goal for each named executive officer, so long as the named executive officer met or exceeded a "*strong performer*" performance evaluation rating for the quarter. The compensation committee or the board determined in its discretion whether or not a named executive officer met this requirement based on general job performance in helping the company achieve its strategic goals and in managing the business. The interim performance evaluations for each of the named executive officers met or exceeded this threshold for full payment of their allocation of the cash balance bonus pool for each quarter. Accordingly, each named executive officer received the full amount of his or her allocation of the quarterly cash balance bonus element for each covered quarter.

Full Year Operating Income or Loss Goal and Annual Individual Bonus. We recognized an operating loss of $8.4 million for 2009, which exceeded the maximum operating loss threshold for funding of the operating income or loss element of the company performance component of the bonus pool. Therefore, neither the individual component nor the operating income element of the company performance component of the 2009 bonus plan was funded. Accordingly, none of the named executive officers received an annual bonus for 2009.



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Total Bonus Awards. Based on the foregoing, our named executive officers received the following cash bonus awards for 2009:

	2009 Bonus Plan Elements and Payouts				
Name	**Q1 Cash Balance ($)**	**Q2 Cash Balance ($)**	**Q3 Cash Balance ($)**	**Annual (Operating Income Plus Individual) ($)**	**Totals ($)**
Mr. Katz	24,312	48,624	72,936	—	145,872
Mr. Chiasson	6,256	12,512	18,768	—	37,536
Mr. Dodd	5,844	11,688	17,532	—	35,064
Mr. Campbell	4,881	9,762	14,643	—	29,286
Ms. MacIntyre(1)	6,000	12,000	18,000	—	36,000
Mr. Wong(1)	4,801	9,603	14,405	—	28,809

(1) Ceased serving as an executive officer in mid-December 2009 and employment terminated in the first quarter of 2010.

Changes for 2010 Bonus Plan

In February 2010, the compensation committee approved a 2010 bonus plan for management, including all the named executive officers, with a general structure similar to that of the 2009 bonus plan, except that it eliminated the quarterly cash-balance bonus funding and payments and it added a 2010 net sales target to the operating income target for 2010. In the 2010 bonus plan, the funding of 50% of the overall company performance component of the plan will be based on achievement of the year-end net sales target and 50% will be based on achievement of the year-end operating income performance target. The primary goals of the bonus plan adopted for 2010 were to encourage management success in establishing profitable growth for the year. The change in focus from the 2009 plan's focus on cash management and operating income was based on changing economic conditions, an improved cash position at the outset of 2010, and growth goals for the company. The committee believed that this new mix of goals and the structure of the 2010 bonus plan continued to provide an appropriate balance of incentives in light of the company's situation at the time the 2010 bonus plan was adopted and did not encourage management to take unreasonable risks.

Equity Incentive Awards

We believe that equity incentive awards are an effective way to attract and retain talented executives, to motivate and reward them for outstanding company and individual performance, and to align their interests with those of our stockholders. The compensation committee grants equity incentive awards to our executives on the basis of our overall performance against short-term and long-term financial and strategic goals, the executive's then-current equity holdings, his or her anticipated future contributions to our success, and its assessment of the executive's potential to contribute to the long-term value of our company. In addition, these awards have been subject to equity award guidelines adopted by the compensation committee designed to manage the usage of the pool of shares available for future awards under our 2002 Equity Incentive Plan. In 2009, these guidelines included individual award-size guidelines for new hires and for existing employees, in each case based on the seniority of the potential recipient, and included an overall target share-usage budget for the year.

Award Mix

Typically, we grant a mix of stock options and restricted stock unit awards ("RSUs") to our executives as part of their initial compensation packages at the time of hire and, thereafter, on an annual basis. These awards are generally subject to time-based vesting requirements.

Stock Options. The compensation committee believes that stock options provide our executives with a strong incentive to ensure long-term corporate performance and the creation of stockholder value. Option grants made to our executive officers typically have a strike price equal to 100% of the fair market value of the underlying Class A common stock, as defined under our 2002 Equity Incentive Plan. Employees, including our executive officers, are generally eligible for "new hire" grants upon initial hire, and then annually thereafter, based on factors including individual performance and total equity position, anticipated future contribution to our success, and alignment among similarly situated employees.

Restricted Stock Units (RSUs). RSUs represent full-value shares of Class A common stock. Our practice is to grant fewer shares under RSUs as compared to options since RSUs have a greater fair value per share than options. Shares of our Class A common stock are not issued when an RSU award is granted. Instead, once an RSU award vests, one share of our Class A common stock is issued for each vested RSU. Under our 2002 Equity Incentive Plan, when we grant RSUs, we deduct from the pool of shares available for issuance under the plan two shares for each RSU granted, compared to one share deducted for each option share granted. As noted above, we did not grant RSUs to our named executive officers in 2009 consistent with equity granting guidelines adopted by the compensation committee in February 2009. These guidelines called for equity value to be delivered through stock option grants as the compensation committee believed that options would have greater retention value based on the prevailing low trading prices for our Class A common stock when the guidelines were adopted.

Award Timing

The timing of equity awards has been determined by the compensation committee based on the committee's view from time to time regarding the sufficiency of executive equity holdings for purposes of retention and motivation. In 2009, the compensation committee granted equity awards to our named executive officers in April. In addition, in October 2009 Mr. Dodd was granted a stock option at the time of the general fall stock option award to all employees. Consistent with our equity award grant policy (described below), these equity awards became effective and were priced in mid-May and mid-November, respectively. In addition, all of our named executive officers participated in our August 2009 stock option exchange program, as described below.

Generally, we do not seek to time or select the grant dates for our equity awards in coordination with the release of material non-public information, and we do not have any program, plan, or practice to do so. Our policy regarding equity award grant dates provides that the grant date is to be the 15th day of the month subsequent to the month in which the performance compensation award subcommittee approves an award (or, if not a business day, the next succeeding business day). In the case of new hire awards, the grant date is to be the 15th day of the month subsequent to the month in which the employee commences work if it is later than the month in which the relevant award is approved (or, if not a business day, the next succeeding business day). Accordingly, we generally have 12 pre-established grant dates during any calendar year. This policy also provides that the exercise price of each stock option is to be equal to the closing market price of our Class A common stock on the trading day immediately preceding the date of grant.

2009 Stock Option Awards

In April 2009, the board and compensation committee approved stock option grants for senior management and other key contributors, including the named executive officers. These awards were made to enhance the equity compensation packages of senior management and other key contributors in order to maintain our executive equity compensation at competitive levels based on a study performed by Compensia. In accordance with our equity award grant policy, these options were granted as of May 15, 2009. They had an exercise price of $2.75 per share and a four-year vesting schedule. In addition, to provide appropriate incentives to enhance stockholder value, these options were not exercisable unless and until the average closing market price of our Class A common stock across all trading days during a consecutive 90-day period during the options' term equaled or exceeded $4.00 per share. (This price condition to exercisability was satisfied in March 2010.) The stock option awards for the named executive officers were as follows:

Mr. Katz	929,400 shares
Mr. Chiasson	252,900 shares
Mr. Campbell	165,700 shares
Mr. Dodd	232,100 shares
Ms. MacIntyre	200,000 shares
Mr. Wong	93,900 shares

The sizes of these awards, which exceeded the levels specified in our guidelines for annual equity awards adopted by the compensation committee in February 2009, were determined based on assessments of the projected value of each individual's equity holdings before the grant and after the grant, and were designed to raise the unvested equity retention value of their holdings to a specified multiple of target total cash compensation, while maintaining sufficient stock in the 2002 Equity Incentive Plan pool for anticipated future usage. The award sizes were generally designed to restore the retention value of outstanding equity awards held by such individuals to levels that existed before significant declines in value of our stock from October 2008 through February 2009. The $4.00-average price condition for vesting of these awards, as described above, was chosen based on the implied value of LeapFrog at such price, which the compensation committee believed would reasonably reflect sustained improvement in our results of operations during a challenging year.

In view of the May 2009 award and based on the compensation committee's assessment of the value of the outstanding equity held by our senior management team and other key contributors following our August 2009 stock option exchange program, none of the named executive officers, with the exception of Mr. Dodd, received additional stock awards as part of a more general stock award grant to employees in October 2009. Mr. Dodd received an option to purchase 35,000 shares of our Class A common stock, based on an evaluation of his performance and a determination by the compensation committee that he was one of our key employees critical to the successful execution of our business plan through 2010 and beyond. The size of the award was determined based on our projected share usage under 2002 Equity Incentive Plan, and a budget of shares to be allocated among specified key leaders, including Mr. Dodd but excluding the other named executive officers. In accordance with our equity award grant policy, this option was granted as of November 16, 2009. It had an exercise price of $4.04 per share and a four-year vesting schedule.

Stock Option Exchange Program

In June 2009, our board approved a "value-for-value" stock option exchange program designed to replenish the share pool for our 2002 Equity Incentive Plan. The program was approved by our stockholders in August 2009. Under the program, employees were given the opportunity to exchange their outstanding "out-of-the-money" stock options with an exercise price in excess of $4.00 per share for new stock options with an exercise price equal to $3.79 per share (the closing price for our Class A common stock on the NYSE on the business day prior to the expiration of the exchange offer) but for a lesser number of shares (with the goal of having the accounting fair value of the replacement options generally equal to or less than the accounting fair value of the surrendered options). As a result, the aggregate number of shares subject to outstanding stock options would be reduced, with the surrendered option shares returned to the share pool of the 2002 Equity Incentive Plan, and without causing us to recognize any significant accounting expense.

All our U.S. employees and certain non-U.S. employees holding eligible options, including the named executive officers, and our non-employee directors, were eligible to participate in the stock option exchange program. The board and compensation committee approved the participation of our executives in the program since they (along with our directors) held stock options covering approximately 60% of the total number of shares issuable under the 2002 Equity Incentive Plan. To improve the attractiveness of the stock option exchange program to stockholders, however, the stock option exchange program provided that the minimum exercise price of the replacement stock options granted to our CEO (and directors) would be $6.25 per share, but that such replacement stock options would have an exchange ratio based on a $3.79 exercise price (yielding a lower assumed fair value for the replacement options). As a result, our CEO received replacement options covering fewer shares than he would have received if such replacement options had been valued using their actual exercise price. The board and compensation committee believed that $6.25 exercise price for our CEO would reduce the likelihood that he would exercise the options in the near term and emphasized the importance of achieving significantly improved results before yielding significant compensation value.

Each of our named executive officers participated in the stock option exchange program. In the aggregate, our named executive officers tendered stock options covering 3,817,013 shares of Class A common stock in exchange for new options covering 2,063,550 shares of Class A common stock. The stock options surrendered and new options received by each named executive officer under the stock option exchange program were as follows:

Name	Surrendered Options Exercise Prices (Range)	Surrendered Options Total Shares	New Option Total Shares	New Option Exercise Price
Jeffrey G. Katz	$7.02-$14.79	2,595,812	1,388,757	$6.25
William B. Chiasson	$7.02-$15.17	359,264	199,909	$3.79
Michael J. Dodd	$7.02-$15.49	273,250	153,964	$3.79
William K. Campbell	$7.02-$20.60	213,934	105,221	$3.79
Nancy G. MacIntyre(1)	$7.02-$15.17	194,780	122,986	$3.79
Peter M. O. Wong(1)	$7.02-$15.17	179,973	92,713	$3.79

(1) Ceased serving as an executive officer in mid-December 2009 and employment terminated in the first quarter of 2010.

Severance Benefits

Our named executive officers, with the exception of Mr. Katz, were eligible to receive payments and benefits under our Executive Management Severance and Change-in-Control Plan, or the Severance Plan.

The Severance Plan is intended to achieve three objectives:

- minimize distraction and risk of departure of our executives and other members of senior management in the event of a potential change-in-control transaction involving our company;
- provide consistency in benefits among our executives and other members of senior management; and
- align our severance payments and benefits for our executives and other members of senior management with competitive practice.


Proxy

Under the terms of the Severance Plan, each of the named executive officers (other than Mr. Katz) was eligible to receive payments and benefits if we terminated his or her employment "without cause" or if he resigned for "good reason." In these situations, the Severance Plan provides for the continued payment of base salary for a period of 12 months (paid in semi-monthly installments) and COBRA benefits for a period of 12 months. In the event that the termination of employment occurs during the period beginning three months before and ending 12 months after a change in control of our company, the Severance Plan provides for a lump sum cash payment consisting of an amount equal to 24 months of base salary and an amount equal to 200% of his or her target bonus, COBRA benefits for a period of 24 months, and acceleration of vesting of all outstanding unvested stock awards. None of our named executive officers is eligible to receive any tax "gross-up" or other tax payment under the Severance Plan.

In determining the amounts payable under the Severance Plan, the compensation committee took into consideration the severance practices of the companies in our Peer Group. In addition, the compensation committee considered the multi-year nature of our turnaround plan and the historic and anticipated continued volatility of our stock price and operating results.

For more information about the terms and conditions of the Severance Plan, as well as the definitions of "cause" and "good reason," see "Potential Payments upon Termination or Change in Control" below.

Mr. Katz, who was not eligible to participate in the Severance Plan, was eligible to receive payments and benefits under his employment agreement, which was negotiated and approved by our Board of Directors when he joined our company as our CEO in 2006. For more information about the terms and conditions of his severance and change-in-control arrangements, see "Potential Payments upon Termination or Change in Control" below.

Mr. Wong and Ms. MacIntyre ceased serving as executives in December 2009 and departed from LeapFrog in the first quarter of 2010 after a brief transition period. Each was eligible to receive severance payments and benefits under the Severance Plan and did receive such benefits upon executing a release agreement in the first quarter of 2010. In addition, the compensation committee approved an extension of the post-termination exercise period for their outstanding vested stock options from the standard three months to 12 months from the date of cessation of their continuous service, as defined in the 2002 Equity Incentive Plan. For more information about the severance payments and benefits to be received by Mr. Wong and Ms. MacIntyre, see "Potential Payments upon Termination or Change in Control" below.

Other Benefits and Perquisites

We offer our executives various benefits, including healthcare coverage and the opportunity to participate in our Section 401(k) plan and employee stock purchase plan, on the same general conditions as are made available to all our full-time employees. We do not offer our executive or other employees guaranteed retirement or pension benefits.

In view of the high cost of housing in the San Francisco Bay Area relative to other parts of the country, we have, in the past, offered newly-hired executives reimbursement of relocation expenses and mortgage interest differential payments, where appropriate. Typically, the amount and duration of these payments is negotiated and set forth in the new executive's employment agreement or offer letter. None of our named executive officers received any such reimbursements or payments in 2009 and no other perquisites or personal benefits were offered in 2009.

Tax and Accounting Considerations

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public reporting company for compensation exceeding $1 million paid to its chief executive officer and, pursuant to recent Internal Revenue Service guidance, its three other most highly-compensated executive officers (other than its chief financial officer). This limitation applies only to compensation that is not considered to be "performance-based."

Our 2002 Equity Incentive Plan includes various provisions designed to allow us to qualify stock options and other equity awards as "performance-based" compensation under Section 162(m), including a limitation on the maximum number of shares subject to awards that may be granted to an individual under the plan in any one year. In August 2009, to facilitate greater flexibility in granting equity awards to executives, our stockholders approved a proposal from our board to amend our 2002 Equity Incentive Plan to increase from 2,000,000 to 3,500,000 the limitation on the maximum number of shares subject to awards that may be granted to an individual under the plan in any one year. Generally, we intend to grant stock options to our executives in a manner that satisfies the requirements for "performance-based" compensation to avoid any deduction disallowance for these awards under Section 162(m).

The compensation committee believes that it is appropriate for us to retain the flexibility to pay compensation that is not necessarily deductible if it deems such compensation to be in the best interests of our company and stockholders. Accordingly, from time to time, we may pay compensation to our executives that is not deductible, including cash bonuses and equity awards.

SUMMARY COMPENSATION INFORMATION

The following table shows compensation awarded, paid to or earned by, our "named executive officers." The named executive officers for 2009 are our CEO from 2009, our CFO from 2009, our other two most highly compensated executive officers in 2009, and two individuals who would have been among the three most highly compensated executive officers but for the fact that such individuals were not serving as executive officers at the end of fiscal 2009. The table shows compensation for 2009 and, where the individual was a named executive officer in the relevant prior year, 2008 and 2007. The table reflects titles of each individual for 2009. As discussed under "Overview" above, each of Messrs. Katz, Chiasson, Dodd and Campbell has a new title and role for 2010.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)*	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)*	All Other Compensation ($)	Total Compensation ($)
Jeffrey G. Katz(3)	2009	607,800	—	—	1,425,274	145,872(4)	2,000(5)	2,180,846
Chairman, Chief Executive Officer	2008	607,800	—	—	801,483	—	2,000(5)	1,411,283
and President	2007	604,550	—	421,200	587,070	600,000(6)	5,250(7)	2,218,070
William B. Chiasson	2009	312,800	—	—	387,833	37,536(4)	2,000(8)	740,169
Chief Financial Officer	2008	312,800	—	—	229,003	—	2,000(8)	543,803
	2007	309,550	—	70,200	65,230	130,011(9)	5,250(10)	580,241
Michael J. Dodd	2009	292,200	—	—	433,467	35,064(4)	—	760,731
Senior Vice President, Supply	2008	292,200	—	—	239,098	—	—	531,298
Chain and Operations	2007	289,200	—	70,200	97,845	170,050(11)	3,000(12)	630,295
William K. Campbell(13)	2009	244,050	—	—	254,108	29,286(4)	2,000(14)	529,444
Senior Vice President, Consumer Sales	2008	244,050	—	—	95,190	—	2,000(14)	341,240
Nancy G. MacIntyre(15)	2009	300,000	—	—	306,708	36,000(4)	2,000(16)	644,708
Former Executive Vice President,	2008	295,833	—	—	314,310	—	2,000(16)	612,143
Product, Innovation and Marketing	2007	250,144	75,000(17)	70,200	557,917	150,000(18)	2,000(16)	1,105,261
Peter M. O. Wong(19)	2009	240,075	—	—	144,000	28,809(4)	2,000(20)	414,884
Former Senior Vice President, General Counsel and Corporate Secretary								

* The "Bonus" column includes sign-on and other bonus payments that are not part of our annual bonus plan. As required under applicable rules of the SEC, annual bonus plan payments are included in the column entitled "Non-Equity Incentive Plan Compensation," as they are based upon satisfaction of pre-established performance targets the outcome of which was substantially uncertain.

(1) The value shown for the stock awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the stock awards are discussed in Note 11, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(2) The value shown for the option awards is based on the grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions made in the valuation of the option awards are discussed in Note 11, "Stock-Based Compensation," of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009. To the extent that option awards were granted as part of our value-for-value stock option exchange program in 2008 or 2009, the values for such option awards reflected in the table are their incremental fair values as of the date of the exchange, calculated in accordance with FASB ASC Topic 718. The option exchange programs were designed to result in no incremental accounting cost for the new options issued in the exchange and, as a result, the incremental fair value of such options was generally approximately zero.

(3) Mr. Katz became our CEO and President in July 2006 and resigned in February 2010.

(4) Sum of bonus payments to such individual under our 2009 bonus plan for company achievement of quarterly cash balance targets in the first, second and third quarters of 2009.

(5) Mr. Katz received $2,000 in matching grants made to his 401(k) savings plan.

(6) Bonus awarded to Mr. Katz in February 2008 under our 2007 bonus plan based on achievement of corporate and individual performance goals and achievements for 2007.

(7) Mr. Katz received an automobile allowance of $3,250 through May 31, 2007. In May 2007, the compensation committee eliminated auto allowances for all named executive officers and instead added, effective as of June 1, 2007, the amount of each individual named executive officer's auto allowance to his base salary. Mr. Katz also received $2,000 in matching grants made to his 401(k) savings plan.

(8) Mr. Chiasson received $2,000 in matching grants made to his 401(k) savings plan.

(9) Bonus awarded to Mr. Chiasson in February 2008 under our 2007 bonus plan based on achievement of corporate and individual performance goals and achievements for 2007.

(10) Mr. Chiasson received an automobile allowance of $3,250 through May 31, 2007. In May 2007, the compensation committee eliminated auto allowances for all named executive officers and instead added, effective as of June 1, 2007, the amount of each individual named executive officer's auto allowance to his or her base salary. Mr. Chiasson also received $2,000 in matching grants made to his 401(k) savings plan.

(11) Bonus awarded to Mr. Dodd in February 2008 under our 2007 bonus plan based on achievement of corporate and individual performance goals and achievements for 2007.

(12) Mr. Dodd received an automobile allowance of $3,000 through May 31, 2007. In May 2007, the compensation committee eliminated auto allowances for all named executive officers and instead added, effective as of June 1, 2007, the amount of each individual named executive officer's auto allowance to his or her base salary.

(13) Mr. Campbell was not a named executive officer in fiscal 2007.

(14) Mr. Campbell received $2,000 in matching grants made to his 401(k) savings plan.

(15) Ms. MacIntyre became our Executive Vice President, Product, Innovation and Marketing, in February 2007, ceased serving as an executive in December 2010, and departed from the company in March 2010.

(16) Ms. MacIntyre received $2,000 in matching grants made to her 401(k) savings plan.

(17) Under the terms of her employment agreement, Ms. MacIntyre received a sign-on bonus of $75,000, which was intended to replace a 2006 bonus from her previous employer that she was forfeiting to join us.

(18) Bonus awarded to Ms. MacIntyre in February 2008 under our 2007 bonus plan based on achievement of corporate and individual performance goals and achievements for 2007.

(19) Mr. Wong was not a named executive officer in fiscal 2007 or fiscal 2008. Mr. Wong served as a Senior Vice President since October 2007, as our General Counsel since April 2006 and as our Corporate Secretary since February 2005. He ceased serving as an executive in December 2010 and departed from the company in February 2010.

(20) Mr. Wong received $2,000 in matching grants made to his 401(k) savings plan.

Grants of Plan-Based Awards

The following table shows for the fiscal year ended December 31, 2009, certain information regarding grants of plan-based awards to the named executive officers. The table reflects titles of each individual for 2009. As discussed under "Overview" above, each of Messrs. Katz, Chiasson, Dodd and Campbell has a new title and role for 2010.

Grants of Plan-Based Awards in Fiscal 2009

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date(1)	Approval Date of Grant(1)	Threshold ($)(2)	Target ($)(2)	Maximum ($)(2)	Threshold (#)(3)	Target (#)(3)	Maximum (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(3)(4)	Exercise or Base Price of Option Awards ($/Sh) (5)	Closing Market Price on Grant Date ($/Sh) (5)	Grant Date Fair Value of Stock and Option Awards ($)(4)(6)
Jeffrey G. Katz	2/26/09		369,542	461,928	554,313							
Chairman, Chief	5/15/09	4/29/09					929,400		929,400	2.75	2.60	1,425,274
Executive Officer and	8/27/09	8/26/09							610,012	6.25	3.92	—
President	8/27/09	8/26/09							143,048	6.25	3.92	—
	8/27/09	8/26/09							304,355	6.25	3.92	—
	8/27/09	8/26/09							12,535	6.25	3.92	—
	8/27/09	8/26/09							503	6.25	3.92	—
	8/27/09	8/26/09							57,066	6.25	3.92	—
	8/27/09	8/26/09							143,066	6.25	3.92	—
	8/27/09	8/26/09							118,202	6.25	3.92	—
William B. Chiasson . .	2/26/09		95,091	118,864	142,636							
Chief Financial Officer	5/15/09	4/29/09					252,900		252,900	2.75	2.60	387,833
	8/27/09	8/26/09							15,892	3.79	3.92	—
	8/27/09	8/26/09							19,361	3.79	3.92	—
	8/27/09	8/26/09							42,459	3.79	3.92	—
	8/27/09	8/26/09							9,873	3.79	3.92	—
	8/27/09	8/26/09							15,013	3.79	3.92	—
	8/27/09	8/26/09							11,456	3.79	3.92	—
	8/27/09	8/26/09							52,084	3.79	3.92	—
	8/27/09	8/26/09							33,771	3.79	3.92	—
Michael J. Dodd	2/26/09		88,829	111,036	133,243							
Senior Vice President,	5/15/09	4/29/09					232,100		232,100	2.75	2.60	355,935
Supply Chain and	8/27/09	8/26/09							17,235	3.79	3.92	—
Operations	8/27/09	8/26/09							44,909	3.79	3.92	—
	8/27/09	8/26/09							11,560	3.79	3.92	—
	8/27/09	8/26/09							7,481	3.79	3.92	—
	8/27/09	8/26/09							13,680	3.79	3.92	—
	8/27/09	8/26/09							23,838	3.79	3.92	—
	8/27/09	8/26/09							35,261	3.79	3.92	—
	11/16/09	10/29/09							35,000(7)	4.04	4.01	77,532
William K. Campbell . .	2/26/09		74,191	92,739	111,286		165,700					
Senior Vice President,	5/15/09	4/29/09							165,700	2.75	2.60	254,108
Consumer Sales	8/27/09	8/26/09							1,883	3.79	3.92	—
	8/27/09	8/26/09							903	3.79	3.92	—
	8/27/09	8/26/09							15,802	3.79	3.92	—
	8/27/09	8/26/09							14,038	3.79	3.92	—
	8/27/09	8/26/09							587	3.79	3.92	—
	8/27/09	8/26/09							10,944	3.79	3.92	—
	8/27/09	8/26/09							13,788	3.79	3.92	—
	8/27/09	8/26/09							35,927	3.79	3.92	—
	8/27/09	8/26/09							6,352	3.79	3.92	—
	8/27/09	8/26/09							4,907	3.79	3.92	—

(Table continued on next page)

Name	Grant Date(1)	Approval Date of Grant(1)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)(2)	Target ($)(2)	Maximum ($)(2)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)(3)	Target (#)(3)	Maximum (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh) (5)	Closing Market Price on Grant Date ($/Sh) (5)	Grant Date Fair Value of Stock and Option Awards ($)(4)(6)
Nancy G. MacIntyre	2/26/09		91,200	114,000	136,800							
Former Executive Vice	5/15/09	4/29/09					200,000		200,000	2.75	2.60	306,708
President, Product,	8/27/09	8/26/09							31,785	3.79	3.92	—
Innovation and Marketing	8/27/09	8/26/09							10,089	3.79	3.92	—
	8/27/09	8/26/09							26,918	3.79	3.92	—
	8/27/09	8/26/09							7,841	3.79	3.92	—
	8/27/09	8/26/09							46,353	3.79	3.92	—
Peter M. O. Wong	2/26/09		72,982	91,228	109,474							
Former Senior Vice	5/15/09	4/29/09					93,900		93,900	2.75	2.60	144,444
President, General	8/27/09	8/26/09							11,919	3.79	3.92	—
Counsel and Corporate	8/27/09	8/26/09							7,166	3.79	3.92	—
Secretary	8/27/09	8/26/09							8,757	3.79	3.92	—
	8/27/09	8/26/09							655	3.79	3.92	—
	8/27/09	8/26/09							4,854	3.79	3.92	—
	8/27/09	8/26/09							7,404	3.79	3.92	—
	8/27/09	8/26/09							30,137	3.79	3.92	—
	8/27/09	8/26/09							11,293	3.79	3.92	—
	8/27/09	8/26/09							10,528	3.79	3.92	—

(1) Our board has adopted a policy regarding the grant dates of stock options and stock-based awards under which the grant date of all awards to named executive officers will be the 15th day of the month subsequent to the month in which the award is approved by the board or compensation committee (or the next succeeding business day that the NYSE is open). In the case of options granted in connection with the stock option exchange program described in footnote 5 below, the grant date was set in accordance with the terms of the exchange program.

(2) In February 2009, our board approved the non-equity incentive plan under which the amounts reported under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" were based. The plan provided opportunities for both quarterly incentive payments and annual incentive payments. The actual cash incentive award payout was determined using multiple financial and non-financial metrics. Please see the detailed description set forth above in this proxy statement under "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Performance-Based Annual Awards." Quarterly incentive payments made during 2009 are reflected in the Summary Compensation Table and discussed above in "Compensation Discussion and Analysis" under "Quarterly Cash Balance Goals." In February 2010, the compensation committee and board determined that no annual incentive awards would be paid to our executive officers under the 2009 bonus plan, as discussed above in "Compensation Discussion and Analysis" under "Performance-Based Annual Bonus Awards." However, the estimated future payouts show what the annual incentive awards could have been at the threshold, target and maximum levels for each individual assuming sufficient funding of the 2009 bonus plan based on company performance goals set under the plan.

(3) The named executive officers received option awards in May 2009. These awards were each subject to a price-based vesting condition. In each case, no portion of the option would vest until the average closing price of our Class A common stock on the NYSE across all trading days during a consecutive 90-day period occurring after the grant date and during the term of the option equaled or exceeded $4.00 per share. This price condition was met in March 2010. In addition the option will vest over four years with 25% of the option shares vesting on the first anniversary of the vesting commencement date and the remainder of the option shares vesting in equal monthly installments thereafter. (All vesting is subject to standard terms set forth in our 2002 Equity Incentive Plan and associated form stock option agreement, including continuous service as defined in the 2002 Equity Incentive Plan.) The numbers of shares shown in the "Estimated Future Payouts Under Equity Incentive Plan Awards" column assume that the foregoing price condition is satisfied, and that each such option becomes fully vested in accordance with the time-based vesting schedule described above and is exercised with respect to all the option

shares. There were no minimum, target or maximum levels applicable with respect to the satisfaction of the price condition, so, in accordance with applicable SEC rules, the single estimated payout is included in the "Target" column under "Estimated Future Payouts Under Equity Incentive Plan Awards."

(4) All the named executive officers participated in our one-time option exchange program approved by stockholders on August 26, 2009. New options were granted on August 27, 2009 on a value-for-value basis with terms and conditions similar to the original grants. See footnotes to the Outstanding Equity Awards at December 31, 2009 table for more details regarding the exchange program.

(5) As provided in the 2002 Equity Incentive Plan, we grant options to purchase our Class A common stock at an exercise price equal to the closing market price of our Class A common stock on the trading day immediately preceding the date of grant.

(6) Represents the full fair value or, in the case of replacement options granted in our option exchange program, the incremental fair value, of the option or award computed as of the grant date in accordance with FASB ASC Topic 718. Where incremental fair value of a grant is shown, the amount is net of the value of options canceled in exchange for the grant. See Note 11 of Notes to Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2009 for a discussion of assumptions made in determining the grant date fair value and compensation expense of equity awards.

(7) Option vests over a four-year period in 48 equal monthly installments.

Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table

Both the "Summary Compensation" table and the "Grants of Plan-Based Awards in Fiscal 2009" table reflect terms contained in the employment agreement that LeapFrog entered into with Mr. Katz, who began employment with LeapFrog on July 3, 2006. Mr. Katz's employment agreement provided for an annual base salary of $600,000 and a sign-on bonus of $300,000. Mr. Katz was eligible under the agreement to receive an annual bonus based on his achievement of certain individual objectives and LeapFrog financial performance measures established by the board, at the target bonus opportunity level of 100% of Mr. Katz's annual base salary and at a maximum 200% of his annual base salary for exemplary performance pursuant to stretch-level objectives. Mr. Katz was eligible to receive, and did receive, a bonus for performance in 2006, prorated for his partial year of service, and in 2007, but no bonuses were paid to named executive officers for 2008 or 2009. For the first year of Mr. Katz's employment, until Mr. Katz established a permanent residency in the San Francisco Bay area, we reimbursed him for reasonable expenses incurred in commuting between the San Francisco and Los Angeles areas. For adjustments to his base salary and actual bonuses, please see the "Summary Compensation Table" and the related footnotes. In addition, Mr. Katz's employment agreement provided for the severance benefits described below under the heading "Potential Payments Upon Termination or Change in Control" and grants of various stock awards described under the "Grants of Plan-Based Awards in Fiscal 2009" table.

In March 2010, Jeffrey G. Katz ceased serving as our CEO and became a non-employee director and Mr. Chiasson became our new Chief Executive Officer and President. In connection with Mr. Katz's transition from employee to non-employee director, we entered into an agreement with Mr. Katz concerning his compensation, including the treatment of his outstanding equity and the handling of his transition under his pre-existing severance terms. His transition is treated, for purposes of the severance provisions in his prior employment agreement, as a resignation without good reason and, accordingly, no severance benefits were triggered by the transition. As a non-employee director, Mr. Katz will receive the same cash compensation as the other non-employee directors, but he will not receive the automatic initial stock option ordinarily received by new non-employee directors under our NEDSAP, nor will he receive any equity award under that plan in respect of his service as a non-employee director through February 28, 2011.

Under his transition agreement, all of the options previously granted to Mr. Katz (other than his option to purchase 929,000 shares of our Class A common stock granted May 15, 2009, or the May Option, discussed below) ceased to continue to vest as of his resignation date on February 28, 2010, and unvested shares subject to these options were forfeited. Accordingly, as of Mr. Katz's resignation date, 940,025 shares covered by these options were vested as of Mr. Katz's resignation date and will continue to be exercisable until February 28, 2011 (subject to any other terms regarding expiration in our 2002 Equity Incentive Plan) without regard to Mr. Katz's service as a member of our board following his resignation. With respect to the May Option, 25% of the shares were subject to the $4.00 average closing price condition (as described in more detail in footnote 3 to the "Grants of Plan Based Awards in Fiscal 2009" table). As that condition was satisfied in March 2010, the eligible portion of the May Option will vest on May 15, 2010, though it will remain subject to the following exercisability terms:

- It may not be exercised until Mr. Katz has completed one year of service as Executive Chairman, except in case of a change in control or Mr. Katz's resignation as Executive Chairman at the board's request but without cause prior to completing one year of service.
- If it has become exercisable based on Mr. Katz's completion of one year of service as Executive Chairman, it will remain exercisable during the period of his service on the board and, regardless of his service on the board, for one year following the termination of his service as Executive Chairman.

The remaining 75% of the shares subject to the May Option have been forfeited.

In connection with Mr. Chiasson's appointment to the positions of President and Chief Executive Officer, he entered into a new employment agreement with us. Under the agreement, Mr. Chiasson's annual salary was increased to $450,000 and he will be eligible to earn an annual performance-based bonus for each LeapFrog fiscal year beginning with fiscal 2010, with a target of 75%, and maximum of 150%, of his base salary for such fiscal year. The amount of his bonuses will be determined by the board based upon his personal performance and our company performance, pursuant to objectives and other metrics established by the board or compensation committee. In addition, on March 15, 2010, in accordance with his new employment agreement, Mr. Chiasson was granted (i) an option to purchase 150,000 shares of our Class A common stock at an exercise price of $6.32 per share, and (ii) 150,000 restricted stock units. The stock option will vest in 48 equal monthly installments beginning on March 1, 2010, and one-half of the restricted stock units will vest on March 1, 2011, with the other half vesting in 12 equal monthly installments beginning on April 1, 2011, in each case subject to Mr. Chiasson's continued service to us. The vesting of Mr. Chiasson's equity awards is subject to acceleration in the event of a change in control. In addition, if we terminate Mr. Chiasson's employment without "cause" or if Mr. Chiasson terminates his employment for "good reason," as such terms are defined by agreement, we will be obligated to make severance payments equal to 12 months (24 months if in connection with a change in control of the company) base salary and target bonus. See "Potential Payments Upon Termination or Change In Control" for more details regarding Mr. Chiasson's termination and change-in-control benefits under the employment agreement and the Severance Plan. Mr. Chiasson will also be eligible for all standard benefits available to our other executives.

All of the other named executive officers are eligible for vesting acceleration rights and other severance benefits upon specific types of termination or a change in control of LeapFrog. A summary of the materials terms governing these payments is set forth below in the section entitled "Potential Payments Upon Termination or Change In Control." Mr. Wong and Ms. MacIntyre received severance benefits upon signing a release agreement in the first quarter of 2010, also as further described in that section.

All of our named executive officers participated in our 2009 option exchange program. Please see "Compensation Discussion and Analysis—Elements of Executive Compensation—Equity Incentive Awards—Stock Option Exchange Program" for description of the option exchange program.

Outstanding Equity Awards at Fiscal Year End

The following table shows, for the fiscal year ended December 31, 2009, certain information regarding outstanding equity awards at December 31, 2009 for the named executive officers. The table reflects titles of each individual for 2009. As discussed under "Overview" above, each of Messrs. Katz, Chiasson, Dodd and Campbell has a new title and role for 2010.

Outstanding Equity Awards at December 31, 2009

	Option Awards(1)					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Jeffrey G. Katz	—	—		—	—	30,000	117,300		
Chairman, Chief	12,535	— (4)		6.25	06/06/2015				
Executive Officer and	503	— (5)		6.25	07/01/2015				
President	368,040	241,972(6)		6.25	07/06/2016				
	183,627	120,728(7)		6.25	07/06/2016				
	34,429	22,637(8)		6.25	07/06/2016				
	86,305	56,743(9)		6.25	07/06/2016				
	80,457	62,579(10)		6.25	09/17/2017				
	36,937	81,265(11)		6.25	09/15/2018				
	—	—	929,400(12)	2.75	5/15/2019				
William B. Chiasson	—	—		—	—	10,000	39,100		
Chief Financial Officer	42,459	— (13)		3.79	11/11/2014				
	11,456	— (14)		3.79	08/01/2015				
	7,635	2,238(15)		3.79	03/27/2016				
	41,341	10,743(16)		3.79	10/30/2016				
	15,367	3,994(17)		3.79	10/30/2016				
	1,916	3,097(18)		3.79	10/30/2016				
	8,939	6,953(19)		3.79	09/17/2017				
	10,552	23,219(20)		3.79	09/15/2018				
	—	—	252,900(12)	2.75	5/15/2019				
Michael J. Dodd	—	—		—	—	5,000	19,550		
Senior Vice President,	11,560	— (21)		3.79	04/18/2015				
Supply Chain and	7,013	468(22)		3.79	03/27/2016				
Operations	35,552	9,357(23)		3.79	10/30/2016				
	13,644	3,591(24)		3.79	10/30/2016				
	10,830	2,850(25)		3.79	10/30/2016				
	13,408	10,430(26)		3.79	09/17/2017				
	11,010	24,243(27)		3.79	09/15/2018				
	—	—	232,100(12)	2.75	5/15/2019				
	—	35,000(28)		4.04	11/16/2019				
William K. Campbell	587	0(29)		3.79	04/08/2012				
Senior Vice President,	1,883	0(30)		3.79	02/12/2013				
Consumer Sales	903	0(31)		3.79	05/19/2014				
	6,352	0(32)		3.79	04/12/2015				
	28,442	7,485(33)		3.79	10/30/2016				
	10,915	2,873(34)		3.79	10/30/2016				
	8,664	2,280(35)		3.79	10/30/2016				
	4,395	512(36)		3.79	03/15/2017				
	8,939	6,953(37)		3.79	09/17/2017				
	4,386	9,652(38)		3.79	09/15/2018				
	—	—	165,700(12)	2.75	5/15/2019				

(Table continued on next page)

Name	Option Awards(1)					Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Nancy G. MacIntyre						5,000	19,550		
Former Executive Vice	13,430	13,488(39)		3.79	02/05/2017				
President, Product,									
Innovation and Marketing	71,45	944(40)		3.79	02/05/2017				
	39,12	3,929(41)		3.79	02/05/2017				
	17,878	13,907(42)		3.79	09/17/2017				
	14,485	31,868(43)		3.79	09/15/2018				
	—	—	200,000(12)	2.75	5/15/2019				
Peter M.O. Wong						2,500	9,775		
Former Senior Vice	7,166	0(44)		3.79	1/31/2012				
President, General	655	0(45)		3.79	5/19/2014				
Counsel and Corporate	4,854	0(46)		3.79	4/12/2015				
Secretary	6,941	463(47)		3.79	3/27/2016				
	23,857	6,280(48)		3.79	10/30/2016				
	8,963	2,330(49)		3.79	10/30/2016				
	6,950	1,807(50)		3.79	10/30/2016				
	6,704	5,214(51)		3.79	9/17/2017				
	3,290	7,238(52)		3.79	9/15/2018				
	—	—	93,900(12)	2.75	5/15/2019				

(1) All options reported in the table were granted under our 2002 Equity Incentive Plan.

(2) Represents restricted stock units or awards that vest at the rate of 25% of the shares subject to the award on each of the four subsequent anniversaries of the grant date of September 17, 2007.

(3) Calculated by multiplying the closing market price of our Class A common stock as reported by the NYSE for December 31, 2009, $3.91, by the number of shares of restricted stock that had not vested as of December 31, 2009.

(4) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 22,976 shares originally issued June 9, 2008 under the 2002 Non-Employee Director Stock Award Plan. Option is fully vested and exercisable.

(5) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 919 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(6) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 1,030,989 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vests as follows: 183,003 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 13 equal monthly installments commencing July 6, 2009. See "Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(7) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 661,090 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vests as follows: 91,306 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 13 equal monthly installments commencing July 6, 2009. See "Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(8) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 123,945 shares originally issued June 9, 2008 outside of our equity plans. Option vests as follows: 17,119 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 13 equal monthly installments commencing July 6, 2009. See "Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(9) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 397,384 shares originally issued June 9, 2008 outside of our equity plans. Option vests as follows: 42,914 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 13 equal monthly installments commencing July 6, 2009. See "Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(10) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 180,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007. See "Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(11) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 178,500 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008. See "Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's unvested option awards based upon his resignation as our CEO.

(12) No portion of the option would vest until the average closing price of our Class A common stock on the NYSE across all trading days during a consecutive 90-day period that occurred after the grant date and during the term of the option equaled or exceeded $4.00 per share. This price condition was satisfied in March 2010. In addition, the option will vest over four years with 25% of the option shares vesting on the first anniversary of the vesting commencement date and the remainder of the option shares vesting in equal monthly installments thereafter. With respect to Mr. Katz's May 2009 option grant, see "Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table" above for information regarding adjustments in February 2010 to the vesting of Mr. Katz's of this award based upon his resignation as our CEO.


Proxy

(13) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 81,414 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vested 100% on June 9, 2009.

(14) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,810 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vested 100% on June 9, 2009.

(15) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 16,495 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vests as follows: 2,961 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 10 equal monthly installments commencing June 27, 2009.

(16) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 85,836 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vests as follows: 33,854 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 17 equal monthly installments commencing June 30, 2009.

(17) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 42,193 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vests as follows: 12,584 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 17 equal monthly installments commencing June 30, 2009.

(18) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 41,516 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vests as follows: 9,758 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 17 equal monthly installments commencing June 30, 2009.

(19) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(20) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 51,000 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(21) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 25,000 shares originally issued April 18, 2005 under the 2002 Equity Incentive Plan. Option is 100% vested.

(22) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 15,000 shares originally issued March 27, 2006 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was March 27, 2006.

(23) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 75,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant, which was October 30, 2006 and in 36 equal monthly installments thereafter.

(24) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 37,500 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant, which was October 30, 2006 and in 36 equal monthly installments thereafter.

(25) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 37,500 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant, which was October 30, 2006 and in 36 equal monthly installments thereafter.

(26) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(27) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 53,250 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(28) Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the vesting commencement date which was November 16, 2009, and in 36 equal monthly installments thereafter.

(29) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 3,334 shares originally issued July 25, 2002 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(30) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued February 12, 2003 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(31) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 5.900 shares originally issued May 19, 2004 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(32) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 14,500 shares originally issued April 12, 2005 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(33) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 60,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant, which was October 30, 2006 and in 36 equal monthly installments thereafter.

(34) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant, which was October 30, 2006 and in 36 equal monthly installments thereafter.

(35) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued October 30, 2006 under the 2002 Equity Incentive Plan. Option vests over a four-year period, with 25% of the shares subject to the option vesting on the one-year anniversary of the date of grant, which was October 30, 2006 and in 36 equal monthly installments thereafter.

(36) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 9,000 shares originally issued March 15, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was May 1, 2008.


Proxy

(37) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(38) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 21,200 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(39) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 43,507 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vests as follows: 8,075 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 20 equal monthly installments commencing July 5, 2009.

(40) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,972 shares originally issued June 9, 2009 under the 2002 Equity Incentive Plan. Option vests as follows: 5,885 shares subject to the option vested on June 9, 2009 and the remaining shares subject to the option vest in 20 equal monthly installments commencing July 5, 2009.

(41) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 20,301 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option vests as follows: 2,352 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 20 equal monthly installments commencing July 5, 2009.

(42) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 40,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(43) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 70,000 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

(44) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 30,000 shares originally issued January 31, 2002 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(45) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 1,323 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(46) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 8,979 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Option is fully vested and exercisable.

(47) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 12,371 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Options vest as follows: 5,861 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 10 equal monthly installments commencing June 27, 2009.

(48) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 50,071 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Options vest as follows: 19,463 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 17 equal monthly installments commencing June 30, 2009.

(49) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 24,612 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Options vest as follows: 7,340 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 17 equal monthly installments commencing June 30, 2009.

(50) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 24,217 shares originally issued June 9, 2008 under the 2002 Equity Incentive Plan. Options vest as follows: 5,692 shares subject to the option vest on June 9, 2009 and the remaining shares subject to the option vest in 17 equal monthly installments commencing June 30, 2009.

(51) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 15,000 shares originally issued September 17, 2007 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 17, 2007.

(52) Represents grant of option pursuant to our option exchange program in exchange for cancellation of an option to purchase 15,900 shares originally issued September 15, 2008 under the 2002 Equity Incentive Plan. Option vests in 48 equal monthly installments from the vesting commencement date, which was September 15, 2008.

Option Exercises and Stock Vested

The following table shows, for the fiscal year ended December 31, 2009, certain information regarding option exercises and stock vested during the last fiscal year with respect to the named executive officers. The table reflects titles of each individual for 2009. As discussed under "Overview" above, each of Messrs. Katz, Chiasson, Dodd and Campbell each has a new title and role for 2010.

Option Exercises and Stock Vested in Fiscal 2009

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jeffrey G. Katz Chairman, Chief Executive Officer and President	—	—	15,000	69,300(1)
William B. Chiasson Chief Financial Officer	— —	— —	5,000 2,500	7,450(2) 11,550(1)
Michael J. Dodd Senior Vice President, Supply Chain and Operations	—	—	4,250 3,000 2,500	7,947(3) 6,000(4) 11,550(1)
William K. Campbell Senior Vice President, Consumer Sales	—	—	3,400 1,250	6,358(3) 5,775(1)
Nancy G. MacIntyre Former Executive Vice President, Product, Innovation and Marketing	—	—	2,500	11,550(1)
Peter M.O. Wong Former Senior Vice President, General Counsel and Corporate Secretary	—	—	3,400 1,250	6,358(3) 5,775(1)

(1) Calculated by multiplying the closing price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $4.62 on September 17, 2009, by the number of shares acquired on vesting.

(2) Calculated by multiplying the closing price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $1.49 on March 27, 2009, by the number of shares acquired on vesting.

(3) Calculated by multiplying the closing price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $1.87 on April 12, 2009, by the number of shares acquired on vesting.

(4) Calculated by multiplying the closing price as reported on the NYSE of our Class A common stock on the date the stock award vested, or $2.00 on April 18, 2009, by the number of shares acquired on vesting.


Proxy

Potential Payments Upon Termination or Change in Control

Our Executive Management Severance and Change-in-Control Plan, or the Severance Plan, was approved by our compensation committee in 2007. Under the Severance Plan, our named executive officers may receive benefits in the event of termination of employment under specified circumstances, including a change in control of LeapFrog. Mr. Katz, however, was not eligible to participate in the Severance Plan, but instead was eligible to receive benefits under the terms of the severance and change-in-control provisions in his employment agreement. The specific terms of these arrangements, as well as amounts paid to the named executive officers who departed from LeapFrog in the first quarter of 2010, and an estimate of the compensation that would have been payable to the other named executive officers had the benefits provisions been triggered as of the end of 2009, are described in detail below.

Mr. Katz resigned as our CEO in February 2010 and became Executive Chairman of our board of directors. His February 2010 transition agreement superseded all of the benefits described below for Mr. Katz. In addition, Mr. Chiasson became our CEO in March 2010 and entered into an employment agreement that terminated his eligibility for benefits under Severance Plan and provided the termination and change-in-control benefits described below. Mr. Katz's transition agreement and Mr. Chiasson's new employment agreement are described above under "Notes Regarding Summary Compensation Table and Grants of Plan-Based Awards Table."

With respect to Ms. MacIntyre and Mr. Wong, the amounts shown below are amounts actually paid or to be paid to them in connection with their departures, both under the Severance Plan and as separately negotiated with them. The estimates for the remaining officers are based on the assumption that a triggering event occurred on December 31, 2009 and assume a price per share of our Class A common stock of $3.91, which was the price of our Class A common stock reported by the NYSE at the close of market on December 31, 2009. With respect to the estimated or potential value of options that are accelerated and/or have extended exercise periods in connection with a named executive officer's termination or a change in control of LeapFrog, the actual value of the options realized, if any, will depend upon the extent to which the market value of our Class A common stock exceeds the exercise price on the date the option is exercised. Due to the number of factors that affect the nature and amounts of compensation and benefits provided upon the events discussed below, the amounts paid or distributed upon the actual occurrence of a triggering event may be different from the amounts set forth below.

Jeffrey G. Katz

Termination

In July 2006, we entered into an employment agreement with Mr. Katz that provided he would be entitled to certain benefits if his employment is terminated by us for reasons other than cause or by Mr. Katz for good reason or due to his death or permanent disability. Upon such a termination, Mr. Katz (or his estate), would have been entitled to receive (a) on our customary bonus payment date, a prorated portion of his target bonus for the year in which his termination occurred, and (b) vesting for 12 additional months of any stock options held by Mr. Katz (the "Options"). In addition, all vested Options would have remained exercisable for two years following the termination date. Assuming, for the purposes of illustration, a termination date of December 31, 2009 and exercise of the Options on the same date, the bonus payment would have been $607,800 and, based on exercise price of the Options of $3.91, the closing price of our Class A common stock as reported by the NYSE for December 31, 2009, the potential realizable value of the additional vested options would have been $426,749. In addition, if Mr. Katz's employment were terminated other than by us for cause or by Mr. Katz for good reason or due to his death or permanent disability, we agreed to hire Mr. Katz as a consultant for a period of two years following his termination. During this two-year consulting period, we would have been required to pay Mr. Katz an annual consulting fee equal to the sum of (a) his base salary at the time of his termination, (b) the higher of his target bonus at the time of his termination and the average annual bonus amount paid to Mr. Katz for the two fiscal years preceding his termination and (c) one-third of all self-employment taxes paid by Mr. Katz on the consulting fees. The consulting fees would have been paid to Mr. Katz in equal semi-monthly installments. We also agreed to pay all health insurance continuation payments to maintain Mr. Katz's group health insurance coverage, for himself and his covered dependents, while he was providing consulting services to LeapFrog. Assuming a termination date of December 31, 2009, the total consulting fees to be paid to Mr. Katz would have been approximately $2,601,000 and the payments to maintain group health insurance coverage for himself and his covered dependents would have been approximately $27,250.

The benefits described in the preceding two paragraphs are hereinafter referred to as the "Katz Severance Benefits."

Under the terms of Mr. Katz's employment agreement, the term "cause" meant:

- commission of an act of fraud, embezzlement or misappropriation against or involving LeapFrog,
- conviction, or entry of a guilty or no contest plea, for any felony involving moral turpitude or dishonesty,
- commission of an act or failure to commit an act, involving LeapFrog that would amount to willful misconduct, wanton misconduct, gross negligence or a material breach of Mr. Katz's employment agreement and which would result in significant harm to LeapFrog, or
- willful failure to perform the responsibilities and duties set forth in the employment agreement for a period of ten days following receipt of written notice from LeapFrog regarding such failure.

Under the terms of Mr. Katz's employment agreement, "good reason" meant:

- a substantial reduction in the nature or status of his responsibilities (the requirement that Mr. Katz assume any position other than the senior-most position upon a change-in-control transaction shall be deemed a substantial reduction for purposes of triggering termination payments),
- the failure to re-elect, or the removal of, Mr. Katz from our board of directors,
- any reduction in his base salary or target bonus,
- relocation of his place of work to any place more than 35 miles from the office he regularly occupies or 35 miles from Mr. Katz's residence in southern California,
- failure by any successor entity following a change-in-control transaction, within ten days of the request by Mr. Katz, to deliver confirmation of the successor entity's commitment to honor Mr. Katz's employment agreement, or
- the appointment, prior to July 3, 2009, of anyone other than Mr. Katz to serve as successor chair of our board of directors upon the resignation or removal of Steven B. Fink from that position.


Proxy

Change in Control

Under his employment agreement, upon the occurrence of a change in control, we would have been required to accelerate the vesting of any equity awards then held by Mr. Katz such that all of his equity awards would be vested as of the date of the change in control. Assuming that a change in control occurred on December 31, 2009 and that his Options were exercised on the same date, based on exercise price of the Options of $3.91, the closing price of our Class A common stock as reported by the NYSE for December 31, 2009, the potential realizable value of the additional vested options would have been $1,078,104.

In addition, if during the two-year period following a change in control of LeapFrog, Mr. Katz's employment were terminated for reasons other than cause or by Mr. Katz for good reason or due to his death or permanent disability, we would have been required to accelerate the vesting of any equity awards then held by Mr. Katz with the result that all of his equity awards would have been vested as of the date of his termination and all of his vested stock options would remain exercisable for two years after the termination date. Assuming that a change in control occurred on December 31, 2009, that Mr. Katz's employment were terminated in a covered termination, and that his Options were exercised on the same date, based on exercise price of the Options of $3.91, the closing price of our Class A common stock as reported by the NYSE for December 31, 2009, the potential realizable value of the additional vested options would have been $1,078,104. We would also have been required to pay to Mr. Katz the Katz Severance Benefits, as applicable. For purposes of the foregoing discussion, a change-in-control transaction will be deemed to have occurred if any person or entity acquires at least a majority of the combined voting power of our outstanding securities, or upon our merger or consolidation, adoption by our stockholders of a plan of dissolution or liquidation or the sale or transfer of substantially all of our assets.

Non-Solicitation, Non-Competition, Non-Interference, Release

To receive any of the benefits described above under his employment agreement, Mr. Katz would have been required to execute a release agreement. Under his employment agreement and his 2010 transition agreement, Mr. Katz is subject to a non-solicitation provision for two years after termination of his employment in February 2010, as well as a non-interference provision and a confidentiality provision.

William K. Campbell, William B. Chiasson and Michael J. Dodd

Messrs. Campbell and Dodd are each eligible to receive severance and termination payments under the Severance Plan. Mr. Chiasson was eligible to receive the same benefits in fiscal 2009, though such benefits have been adjusted by a March 2010 employment agreement with Mr. Chiasson as described in more detail below.

Under the terms of the Severance Plan, Messrs. Campbell and Dodd are, and Mr. Chiasson was, eligible to receive the benefits described in the Severance Plan if the executive officer were terminated without "cause" or the executive officer were to resign for "good reason."

Under the Severance Plan, "cause" exists if the employee:

- is convicted of a felony or a crime involving moral turpitude or dishonesty,
- commits fraud against the company,
- commits a material breach of any material provision of a written agreement with the company (including, without limitation, the Proprietary Information and Inventions Agreement) or of a written policy of the company, provided that the employee was given reasonable notice and opportunity to cure,
- shows conduct demonstrating unfitness to serve, provided that the employee was given reasonable notice and opportunity to cure, or
- breaches duties to the company including persistent unsatisfactory performance of job duties.

Under the Severance Plan, "good reason" exists if:

- there is any material diminution in the employee's authority, duties or responsibilities,
- there is a reduction in base salary of greater than 10% of base salary prior to the reduction, unless others in equivalent roles are accordingly reduced,
- the employee's business location moved more than 50 miles beyond current location, or
- we materially breach the agreement under which the employee is employed.

For Mr. Dodd, the definition of good reason also includes a change in control of LeapFrog in which Mr. Dodd does not hold the senior-most position in his functional area in the surviving top-most parent company (excluding any company that is an investment fund or other non-operating company), whether public or private, and does not report directly to the chief executive officer of such top-most parent company. However, as a condition of resigning for good reason on such basis, he must first have remained in employment with LeapFrog or its successor on a full time basis (or on a less than full time basis, as LeapFrog or its successor determines), with a base salary that is no less than it was immediately prior to the change in control (unadjusted for employment on a less than full time basis), for a period of six months (or a shorter period as LeapFrog or its successor determines) in order to provide transition support to LeapFrog or its successor.

Under the Severance Plan, to resign for good reason, an employee must resign within 60 days after the occurrence, without the employee's consent, of one of the events listed in the "good reason" definition, after having given us 30 days' written notice (during which time we would have the opportunity to cure the event that the employee asserts is good reason). If we cure the event, then the employee would not have good reason.

If a covered termination (which includes a resignation for good reason) is triggered and does not occur in relation to a change in control of LeapFrog, the Severance Plan provides for the following severance benefits:

Base Severance (Months of Base Salary)	Health Insurance Payments	Form of Payment
12	12 months of COBRA coverage	Installments

If a covered termination is triggered and occurs in relation to a change in control of LeapFrog, the Severance Plan provides for the following severance benefits:

Base Severance (Months of Base Salary)	Bonus Severance	Health Insurance Payments	Equity Acceleration	Form of Payment
24	200% of Target Bonus	24 months of COBRA coverage	100%	Lump Sum

Assuming a termination date of December 31, 2009, Messrs. Campbell, Chiasson and Dodd would have been entitled to receive the following severance benefits:

Covered Termination—No Change in Control

Name of Named Executive Officer	Payment of Base Salary ($)	Health Insurance Payments ($)(1)
William K. Campbell	244,050	— (2)
William B. Chiasson	312,800	19,750
Michael J. Dodd	292,200	15,220

Covered Termination—Change in Control

Name of Named Executive Officer	Payment of Base Salary ($)	Payment of Bonus ($)	Health Insurance Payments ($)(1)	Value of Equity Acceleration ($)(3)
William K. Campbell	488,010	244,050	— (2)	195,783
William B. Chiasson	625,600	312,800	39,500	299,393
Michael J. Dodd	584,400	292,200	30,430	275,349

(1) Approximate value of benefit; does not reflect potential increase of insurance premiums in 2010.

(2) Mr. Campbell does not currently maintain any health insurance coverage through LeapFrog.

(3) Represents potential realizable value of the additional vested options assuming a change in control occurred on December 31, 2009 and that such individual's options were exercised on the same date, based on an exercise price of $3.91, the closing price of our Class A common stock as reported by the NYSE for December 31, 2009.

Participants are required to execute a release prior to receiving any of the foregoing benefits and benefits under the Severance Plan will terminate if, at any time, the officer violates any proprietary information or confidentiality obligation to LeapFrog.

Under his March 2010 employment agreement, the vesting of Mr. Chiasson's equity awards is subject to 100% acceleration upon a "change in control" as defined in his agreement. In addition, if we terminate Mr. Chiasson's employment without "cause" or if Mr. Chiasson terminates his employment for "good reason," as such terms are defined in the agreement, we will be obligated to make severance payments equal to 12 months (24 months if in connection with a change in control of the company) base salary and target bonus. Mr. Chiasson will also be eligible for the health insurance payments and bonus payments for which our other Named Executive Officers are eligible under the Severance Plan. Under Mr. Chiasson's agreement, "cause" for termination will exist if, generally, Mr. Chiasson:

- commits an act of fraud, embezzlement or misappropriation against or involving the company,
- is convicted of any felony involving moral turpitude or dishonesty,
- commits willful misconduct, wanton misconduct, gross negligence or a material breach of the agreement and which results or is reasonably likely to result in significant harm to the company, or
- willfully fails to perform his responsibilities and duties under his agreement for 10 business days following receipt of written notice describing past instances of willful failure of performance.

Under his agreement, "good reason" will exist under generally the same conditions specified in the Severance Plan. However, Mr. Chiasson's agreement includes the same provision that applies to Mr. Dodd (as described above) with respect to a change of control in which Mr. Chiasson does not hold the senior-most position in his functional area in the surviving top-most parent company (excluding any company that is an investment fund or other non-operating company). Similar to the Severance Plan, to resign for good reason under the terms of his agreement, Mr. Chiasson must resign within 70 days after the occurrence, without his consent, of the event giving him good reason, and after having given us 30 days' written notice (during which time we would have the opportunity to cure the event that he asserts is good reason). If we cure the event, he would not have good reason.

Nancy G. MacIntyre and Peter M. O. Wong

Mr. Wong departed from LeapFrog effective January 31, 2010 and Ms. MacIntyre departed from LeapFrog effective February 5, 2010. Each was eligible for benefits under the Severance Plan. As a result, upon execution of a release agreement, both received the standard benefits under the Severance Plan for a covered termination without a change in control: (i) salary continuation equal to 12 months of her base salary paid in semi-monthly installments; and (ii) 12 months of COBRA benefits. In addition, the compensation committee approved an extension of the exercisability of Mr. Wong's and Ms. MacIntyre's outstanding options from the standard three months to twelve months from the date of the cessation of their continuous service, as defined in the 2002 Equity Incentive Plan. Finally, as described in "Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Compensation—Performance-Based Annual Bonus Awards," both remained eligible for a bonus payment under our 2009 bonus plan (though no year-end bonuses were ultimately paid under that plan).

The following table shows the amounts of these severance benefits for Ms. MacIntyre and Mr. Wong:

Name of Named Executive Officer	Payment of Base Salary ($)(1)	Health Insurance Payments ($)(2)	Bonus Payment ($)
Nancy G. MacIntyre	300,000	19,750	—
Peter M. O. Wong	240,075	19,760	—

(1) Amount paid over 12 months in semi-monthly installments ending February 5, 2011 and subject to the terms and conditions of the Severance Plan, including any applicable tax withholding obligations.

(2) Approximate value of benefit; does not reflect potential increase of insurance premiums in 2010.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Class A common stock and other equity securities of LeapFrog. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, except as follows, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2009 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were filed in a timely manner. On May 19, 2009, Paul T. Marinelli filed a beneficial ownership report on Form 4 disclosing an automatic grant of a stock option to purchase Class A common stock granted to Mr. Marinelli on May 15, 2009. In addition, on September 1, 2009, Thomas J. Kalinske, E. Stanton McKee, Jr., Stanley E. Maron, Caden Wang, David Nagel, William B. Chiasson, Michael J. Dodd, William K. Campbell, Nancy G. MacIntyre, Peter M. O. Wong and Mark A. Etnyre filed beneficial ownership reports on Form 4 disclosing the cancellation of options and issuance of new options in the stock option exchange program effective August 27, 2009. For all such filings, the individuals delegated to us the responsibility to file the reports on their behalf and the filings were late due to logistical difficulties.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports, including Notices of Internet Availability of Proxy Materials, with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other proxy materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are LeapFrog stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials or other proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or you submit contrary instructions. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials or other proxy materials, you may: (1) notify your broker; (2) direct your written request to our Director of Investor Relations, 6401 Hollis Street, Emeryville, California 94608 or to ir@leapfrog.com or (3) contact our Investor Relations department at (510) 420-5150. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials or other proxy materials at their addresses and would like to request "householding" of their communications should contact their brokers. In addition, we will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

AVAILABLE INFORMATION

We will provide to any stockholder entitled to vote at our 2010 annual meeting, at no charge, a copy of our Annual Report on Form 10-K for fiscal 2009 filed with the SEC on February 22, 2010, including the financial statements and the financial statement schedules contained in the Form 10-K. We make our Annual Report on Form 10-K, as well as our other SEC filings, available free of charge through the investor relations section of our website located at www.leapfroginvestor.com under "Financial Information—SEC Filings" as soon as reasonably practicable after they are filed with or furnished to the SEC. Information contained on or accessible through our website or contained on other websites is not deemed to be part of this proxy statement. In addition, you may request a copy of the Annual Report on Form 10-K in writing by sending an e-mail request to our investor relations department, attention Karen Sansot, at ir@leapfrog.com, calling (510) 420-5150, or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Emeryville, California 94608.

OTHER MATTERS

Our board of directors knows of no other matters that will be presented for consideration at the annual meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

By Order of the Board of Directors



Robert L. Lattuga
Vice President, Legal Affairs and Corporate Secretary

April 21, 2010

STOCK PRICE PERFORMANCE GRAPH(1)

The following graph shows the total stockholder return on an investment of $100.00 in cash for (i) LeapFrog's Class A common stock, (ii) the Standard & Poor's 500 Index and (iii) the Standard & Poor's Consumer Discretionary Index for the period beginning on December 31, 2004 through December 31, 2009 (based on the closing prices of LeapFrog's Class A common stock as reported on the New York Stock Exchange). The stockholder return shown on the graph below is not necessarily indicative of future performance and we do not make or endorse any predictions as to future stockholder returns.

LF vs. Indices



Indexed Price Performance
200
175
150
125
100
75
50
25
0
12/31/2004
2/25/2005
4/22/2005
6/17/2005
8/12/2005
10/7/2005
12/2/2005
1/27/2006
3/24/2006
5/19/2006
7/14/2006
9/8/2006
11/3/2006
12/29/2006
2/23/2007
4/20/2007
6/15/2007
8/10/2007
10/5/2007
11/30/2007
1/25/2008
3/21/2008
5/16/2008
7/11/2008
9/5/2008
10/31/2008
12/26/2008
2/20/2009
4/17/2009
6/12/2009
8/7/2009
10/2/2009
11/27/2009
Leapfrog
S&P 500
S&P Consumer Discretionary

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(1) This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of LeapFrog under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

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BOARD OF DIRECTORS

Jeffrey G. Katz
Executive Chairman
LeapFrog Enterprises, Inc.
Chief Executive Officer
NexTag, Inc.

Thomas J. Kalinske
Vice Chairman
LeapFrog Enterprises, Inc.

William B. Chiasson
Chief Executive Officer
and President
LeapFrog Enterprises, Inc.

Paul T. Marinelli
Vice President
Lawrence Investments, LLC

Stanley E. Maron
Senior Partner
Maron & Sandler

E. Stanton McKee, Jr.
Retired EVP and Chief Financial
and Administrative Officer
Electronic Arts Inc.

Dr. David C. Nagel
Former Chief Executive Officer
PalmSource, Inc.

Philip B. Simon
President
Lawrence Investments, LLC

Caden Wang
Retired EVP and Chief
Financial Officer
LVMH Selective Retailing Group

CORPORATE OFFICERS

William B. Chiasson
Chief Executive Officer
and President

William K. Campbell
President of Sales
and Marketing

Michael Y. Chai
Executive Vice President,
Product Development
and Engineering

Michael J. Dodd
Chief Operating Officer

Mark A. Etnyre
Chief Financial Officer

Robert L. Lattuga
Vice President, Legal Affairs
and Corporate Secretary

Sarah A. Mason
Vice President, Corporate
Controller and Principal
Accounting Officer

INDEPENDENT AUDITORS

Ernst & Young LLP
San Francisco, California

TRANSFER AGENT AND REGISTRAR FOR CLASS A COMMON STOCK

Continental Stock Transfer & Trust
New York, New York
(212) 509-4000

ANNUAL MEETING

The 2010 Annual Meeting of Stockholders will take place at 9:00 a.m. Pacific time on Thursday, June 3, 2010, at the company's headquarters in Emeryville, California.

INVESTOR RELATIONS

LeapFrog Enterprises welcomes inquiries from its stockholders and other interested investors. To obtain a copy of the company's most recent SEC filings and other corporate information, please direct your request to our website at www.leapfrog.com or www.leapfroginvestor.com. You can also contact our investor relations department by sending an email to ir@leapfrog.com, calling (510) 420-5150 or writing to Investor Relations at LeapFrog Enterprises, 6401 Hollis Street, Emeryville, California 94608.


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LeapFrog

LeapFrog Enterprises, Inc.
6401 Hollis Street • Emeryville, CA 94608
510.420.5000 • leapfrog.com


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